Exhibit 99.1

(Subject to Completion, Dated May 1, 2014)

National Oilwell Varco
7909 Parkwood Circle Drive
Houston, Texas 77036

May [—], 2014

Dear NOV Stockholder:

We previously announced National Oilwell Varco, Inc.’s intention to pursue the separation of its distribution business from its other businesses. I am pleased to report that on May 30, 2014, NOW Inc., a Delaware corporation, will become an independent public company and will hold, through its subsidiaries, the assets (including the equity interests of certain NOV subsidiaries) and liabilities associated with NOV’s distribution business.

The separation will be completed by way of a pro rata distribution of all of the outstanding shares of NOW Inc. common stock to NOV’s stockholders of record as of 5:00 p.m. Eastern Time on May 22, 2014, the record date for the distribution. Each NOV stockholder of record will receive one share of NOW Inc. common stock for every four shares of NOV common stock held on the record date. The distribution will be made in electronic book-entry form, which means that no physical share certificates will be issued. No fractional shares of NOW Inc. common stock will be issued. Instead, the transfer agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing rates and distribute the net cash proceeds pro rata to each holder who would otherwise have been entitled to receive fractional shares in the distribution.

NOV expects to receive an opinion from its legal counsel that the distribution will qualify as a transaction that is generally tax-free for U.S. federal income tax purposes. However, any cash that you receive in lieu of fractional shares generally will be taxable to you. You should consult your own tax adviser as to the particular tax consequences of the distribution to you, including potential tax consequences under state, local and non-U.S. tax laws.

The distribution does not require stockholder approval, and you do not need to take any action to receive your shares of NOW Inc. common stock. NOV’s common stock will continue to trade on the New York Stock Exchange under the ticker symbol “NOV.” NOW Inc. common stock will trade on the New York Stock Exchange under the ticker symbol “DNOW.”

The enclosed information statement, which we are mailing to all NOV stockholders, describes the separation and the distribution in detail and contains important information about NOW Inc., including its historical combined financial statements. We urge you to read this information statement carefully.

We want to thank you for your continued support of NOV.

Sincerely,

Merrill A. Miller, Jr.

Executive Chairman

National Oilwell Varco, Inc.

7402 N Eldridge Parkway
Houston, TX 77041 USA
(800) 228-2893

May [—], 2014

Dear Future NOW Inc. Stockholder:

It is our pleasure to welcome you as a future stockholder of NOW Inc. While we will be a new company upon our separation from National Oilwell Varco, Inc., our business has a history of strong financial and operating performance. Our common stock will trade on the New York Stock Exchange under the ticker symbol “DNOW.”

Following the separation, we will continue to operate as a distributor to the energy and industrial sectors, doing business as DistributionNOW and Wilson Export. With over 5,000 employees and more than 300 locations worldwide, we stock and sell a comprehensive offering of energy products as well as an extensive selection of products for industrial applications. Our product offerings are needed throughout the oil and gas exploration and production process as well as in other industries, such as chemical processing, power generation and industrial manufacturing operations. We provide our customers a one-stop shop value proposition within the energy market and particularly in the targeted areas of artificial lift, measurement and controls, valve management and actuation and flow optimization. We also offer supply chain solutions such as procurement, inventory, warehouse management logistics, business process and performance metrics reporting.

We believe our extensive distribution network, broad product offerings, highly flexible business model, long-term relationship with NOV, as well as a results driven culture and management team will strengthen our position in a large, fragmented market. Going forward, we seek to grow our supply chain business, with particular emphasis on our industrial offering. We also plan to expand our geographic reach, continue to capitalize on non-conventional oil and gas plays, maintain focus on margin enhancement and selectively pursue strategic acquisitions and investments.

Our management team is excited about the opportunities ahead of us and is committed to unlocking the potential of NOW Inc. We invite you to learn more about our company and our plans by reading the enclosed materials and look forward to updating you on our progress.

Sincerely,

Robert R. Workman

President and Chief Executive Officer

NOW Inc.

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Preliminary Information Statement

(Subject to Completion, Dated May 1, 2014)

Information Statement

NOW Inc.

Common Stock

(par value $0.01 per share)

This information statement is being furnished in connection with the pro rata distribution by National Oilwell Varco, Inc. of all of the shares of common stock of NOW Inc. outstanding immediately prior to the distribution. To implement the distribution, NOV will distribute shares of NOW Inc. common stock on a pro rata basis to the holders of NOV common stock. Each of you, as a holder of NOV common stock, will receive one share of NOW Inc. common stock for every four shares of NOV common stock that you held at 5:00 p.m. Eastern Time on May 22, 2014, the record date for the distribution. Following the distribution, NOW Inc. will hold, through its subsidiaries, the assets (including the equity interests of certain NOV subsidiaries) and liabilities associated with NOV’s distribution business.

The distribution will be made in electronic book-entry form, without the delivery of any physical share certificates. No fractional shares of NOW Inc. will be issued. Instead, the transfer agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing rates and distribute the net cash proceeds pro rata to each holder who would otherwise have been entitled to receive fractional shares in the distribution.

The distribution will occur on May 30, 2014. Immediately after the distribution is completed, NOW Inc. will be an independent, publicly traded company. It is expected that the distribution will generally be tax-free to NOV stockholders for United States (“U.S.”) federal income tax purposes, except to the extent that cash is received in lieu of fractional shares.

No vote of the stockholders of NOV is required in connection with the distribution. We are not asking you for a proxy and you are requested not to send us a proxy.

NOV stockholders will not be required to pay any consideration for the shares of NOW Inc. common stock they receive in the distribution, and they will not be required to surrender or exchange shares of their NOV common stock or take any other action in connection with the distribution. From and after the distribution, certificates representing NOV common stock will continue to represent NOV common stock, which at that point will include the remaining businesses of NOV.

All of the outstanding shares of NOW Inc. common stock are currently owned by NOV. There currently is no public trading market for NOW Inc. common stock. NOW Inc.’s common stock will trade on the New York Stock Exchange under the ticker symbol “DNOW.” We anticipate that a limited market, commonly known as a “when-issued” trading market, for NOW Inc. common stock will develop on or shortly before the record date for the distribution and will continue up to and including the date the distribution occurs, and we anticipate that the “regular-way” trading of NOW Inc. common stock will begin on the first day of trading following the date the distribution occurs.

IN REVIEWING THIS INFORMATION STATEMENT, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED UNDER THE CAPTION “RISK FACTORS” BEGINNING ON PAGE 17 OF THIS INFORMATION STATEMENT.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS INFORMATION STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

The date of this information statement is May [—], 2014.

NOV first mailed this information statement to NOV stockholders on or about May [—], 2014.

i

NOTE REGARDING THE USE OF CERTAIN TERMS

We use the following terms to refer to the items indicated:

•	“We,” “us,” “our,” the “Company,” “DistributionNOW” and “NOW Inc.,” unless the context requires otherwise, refer to NOW Inc., a Delaware Corporation and the entity that at the time of the distribution will hold, through its subsidiaries, the assets (including the equity interests of certain NOV subsidiaries) and liabilities associated with NOV’s distribution business, as defined below.

•	“NOV” refers to National Oilwell Varco, Inc. and, where appropriate in context, to one or more of its subsidiaries, or all of them taken as a whole.

•	The term “separation” refers to the separation of the distribution business from NOV’s other businesses and the creation of an independent publicly traded company, NOW Inc., to hold the assets (including the equity interests of certain NOV subsidiaries) and liabilities associated with the distribution business of NOV from and after the distribution.

•	The term “distribution” refers to the pro rata distribution of all of the shares of NOW Inc. common stock outstanding immediately prior to the distribution date by NOV to stockholders of NOV as of the record date.

•	The terms “distribution business” or “NOV’s distribution business” refer to the worldwide distribution business of NOV and its subsidiaries prior to the distribution and assets (including the equity interests of certain NOV subsidiaries) and liabilities associated with NOV’s distribution business.

•	The term “distribution date” means the date on which the distribution occurs.

ii

SUMMARY

This summary highlights selected information from this information statement relating to NOW Inc.’s separation from National Oilwell Varco, Inc. (“NOV”) and the distribution of NOW Inc. common stock by NOV to NOV’s stockholders. For a more complete understanding of our business and the separation and the distribution, you should read the entire information statement carefully, particularly the discussion set forth under “Risk Factors” beginning on page 17 of this information statement, and our audited historical combined financial statements, our unaudited pro forma combined financial statements and the respective notes to those statements appearing elsewhere in this information statement.

Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement, including the combined financial statements of NOW Inc., assumes the completion of all the transactions referred to in this information statement in connection with the separation and the distribution.

OUR BUSINESS

Overview

We are a distributor to the oil and gas industry with a legacy of over one-hundred and fifty years operating in the oilfield. We operate primarily under the DistributionNOW and Wilson Export brands. Through our network of over 300 locations and over 5,000 employees worldwide, we stock and sell a comprehensive offering of energy products as well as an extensive selection of products for industrial applications. Our energy product offering is needed throughout all sectors of the oil and gas industry – from upstream drilling, completion and production to midstream infrastructure development to downstream petroleum refining – as well as in other industries, such as chemical processing, power generation and industrial manufacturing operations. The industrial distribution portion of our business targets a diverse range of manufacturing and other facilities across numerous industries and end markets. We also provide supply chain management to drilling contractors, exploration and production (“E&P”) operators, pipeline operators, downstream energy and industrial manufacturing companies around the world. The addressable market of our core oil and gas industry offering is estimated to be approximately $20 billion in North America and significantly larger globally.

Our global product offering includes consumable maintenance, repair and operating (“MRO”) supplies, pipe, valves, fittings, flanges, line pipe, electrical, artificial lift solutions, mill tools, safety supplies and spare parts to support customers’ operations. We provide a one-stop shop value proposition within the oil and gas E&P market and particularly in targeted areas of artificial lift, measurement and controls, valve actuation and flow optimization. We also offer warehouse management, vendor integration and various inventory management solutions. Through focused effort, we have built expertise in providing application systems and parts integration, optimization solutions and after-sales support.

Our supply chain solutions include outsourcing the functions of procurement, inventory and warehouse management, logistics, business process and performance metrics reporting. This solutions offering allows us to leverage the infrastructure of our SAP™ ERP system to streamline the purchasing process for customers, from requisition to procurement to payment, by digitally managing approval routing and workflow and by providing robust reporting functionality.

We support major land and offshore operations for all the major oil and gas producing regions around the world through our comprehensive network of more than 270 Energy Branch locations. Our key markets beyond North America include Latin America, the North Sea, the Middle East, the Commonwealth of Independent States and Southeast Asia. Products sold through our Energy Branch locations support greenfield and expansion plant capital projects, midstream infrastructure, MRO and manufacturing consumables used in day-to-day production. We provide downstream energy and industrial products for petroleum refining, chemical processing, power generation and industrial manufacturing operations through more than 60 Supply Chain and customer on-site locations.

We stock or sell more than 150,000 stock keeping units (“SKUs”) through our branch network. Our supplier network consists of thousands of vendors in approximately 40 countries. From our operations in over 20 countries, we sell to customers operating in over 90 countries. The supplies and equipment stocked by each of our branches is customized to meet varied and changing local customer demands. The breadth and scale of our offering enhances our value proposition to vendors, customers and shareholders.

We employ advanced information technologies, including the implementation of a common ERP platform across essentially all of our business, to provide complete procurement, materials management and logistics coordination to our customers around the globe. Having a common ERP platform allows immediate visibility into the financials and operations of essentially all branches worldwide, enhancing decision-making and efficiency. Over the past two years, we have devoted significant resources to this initiative and we plan to have almost all of our locations aligned on one ERP platform in 2014.

Global Operations

Demand for our products is driven primarily by the level of oil and gas drilling, servicing and production refining and petrochemical activities. It is also influenced by the global economy in general and by government policies. Several factors have driven the long-term growth in spending including investment in energy infrastructure, the North American shale plays and market expectations of future developments in the oil, natural gas, liquids, refined products, petrochemical, plant maintenance and other industrial and energy sectors. Approximately half of our revenue is attributable to multi-year MRO arrangements. MRO arrangements are generally repetitive activities that address recurring maintenance, repair, operational work, well hookups and drilling activities. Project activities, including facility expansions, exploration and new construction projects, are usually associated with customers’ capital expenditure budgets, sometimes in association with their construction partners. We mitigate our exposure to price volatility by limiting the length of price protection on such projects which allows us to adjust pricing depending on factors that influence our supply chain.

We have benefited from several strategic acquisitions during the past few years, including Wilson International, Inc. (“Wilson”) and CE Franklin Ltd. (“CE Franklin”), both of which were completed in 2012. We have also expanded through several other acquisitions and organic investments around the world, including the U.S., Canada, England, Scotland, the United Arab Emirates, Russia and Kazakhstan.

Summary of Reportable Segments

We operate through three reportable segments: U.S., Canada and International. The table below is a summary of our three reportable segments.

	U.S.	Canada	International
Overview	Distributor of pipe, valves and fittings (“PVF”), MRO supplies and related products to the upstream, midstream and downstream energy and industrial sectors
2013 Revenue	$2,863 million	$773 million	$660 million
Locations	Over 200	Over 70	Over 30
SKUs	More than 150,000 items
Select Products

MRO supplies, electrical products, mill tool & safety products, PVF, original equipment manufacturer (“OEM”) spare parts, artificial lift solutions, valve management solutions, fluid transfer products and supply chain solutions

Value-added Solutions	Same-day delivery, customer training, inventory and warehouse management, logistics, business process and performance metrics reporting
Representative Customers

Drilling contractors, E&P operators, well servicing companies, independent and national oil and gas companies, refineries, midstream operators, downstream energy processors and industrial manufacturers

United States

We have more than 200 locations in the U.S., which are geographically positioned to best serve the upstream, midstream and downstream energy and industrial markets. Our U.S. branch network was significantly expanded with the locations added through the Wilson acquisition, which has enabled us to broaden our customer base, leverage our inventory and purchasing power and enhance our position in the midstream and downstream energy and industrial markets.

Approximately 75% of our U.S. locations are Energy Branches. Our Energy Branches primarily serve the upstream and midstream sectors of the oil and gas industry with locations in every major land and offshore area of the country. Within our branch network, we have a team of sales and operations professionals trained in the products, applications and customer service required to support our customers as they drill, explore, produce, transport and refine oil and gas products. Our locations offer a comprehensive line of products, including line pipe, valves, fittings and flanges, OEM spare parts, mill supplies, tools, safety supplies, personal protective equipment and miscellaneous expendable items. We also have a team of technical professionals who provide expertise in applied products and applications, such as artificial lift systems, coatings, electrical products, gas meter runs and valve actuation. The midstream segment is served through many of the same Energy Branches, including the locations added as part of the Wilson acquisition.

The balance of our U.S. locations are Supply Chain locations, which serve the upstream and downstream energy and industrial end markets and our customer on-site locations. Through our network of downstream and industrial facilities staffed by skilled personnel, we provide products primarily to refineries, chemical companies, utilities, manufacturers and engineering and construction companies in the areas of the country where these markets are situated. Our primary product offering for the downstream and industrial markets includes all grades of pipe, valves, fittings, mill supplies, tools and safety supplies. Additionally, our downstream and industrial branches offer safety equipment, repair and maintenance, and also provide planning, sourcing and expediting of orders throughout the lifecycle of large capital projects. Our Supply Chain locations serve many oil and gas operators and drilling contractors. Supply Chain customers outsource procurement functions to us, which brings our sizeable vendor network to their doorstep and enables them to benefit from on-site management of their warehouses, inventory, materials, projects, logistics and manufacturing tool cribs. Customers engage our Supply Chain solutions to improve their bottom lines and accelerate their time to market through the identification and implementation of measurable operational efficiencies. To achieve this, we partner with our customers to review their current operations, allowing us to make informed recommendations regarding the restructuring of processes and inventories. Our Supply Chain solutions result in long term partnerships because they are customized to each customer’s requirements, guided by a strategic framework, and are not easily replicated.

We also have extensive one-stop shop specialty operations in the U.S. that provide our customers a unique way to purchase artificial lift, valves and valve actuation, measurement and controls, fluid transfer and flow optimization, which enables them to better focus on their core business. In these businesses, we provide additional value to our customers through the design, assembly, fabrication and optimization of products and equipment essential to the safe and efficient production of oil and gas.

Canada

We have a network of over 70 branches in the Canadian oilfield, predominantly in the oil rich provinces of Alberta and Saskatchewan in Western Canada. Our Canada segment primarily serves the energy exploration, production and drilling business, offering customers the same products and value-added solutions that we perform in the U.S. In Canada, we also provide training for and supervise the installation of fiberglass pipe, supported by substantial inventory and product expertise on the ground to serve our customers.

International

We operate in over 20 countries and serve the needs of our international customers from more than 30 locations outside of the U.S. and Canada, all of which are strategically located in major oil and gas development areas. Our approach in these markets is similar to our approach in the U.S., as our customers look to us to provide inventory and support closer to their drilling and exploration activities. Our long legacy of operating in many international regions, combined with significant recent expansion into several new key markets, provides a significant competitive advantage as few of our competitors have a presence in all of these markets.

Distribution Industry Overview

The total addressable market for our core oil and gas industry offering is estimated to be approximately $20 billion in North America and significantly larger globally. The distribution industry is highly fragmented, comprised of a very small number of large players with global reach and a large number of small local and regional competitors. With thousands of smaller competitors, there are substantial opportunities for consolidation and product extensions.

Distribution companies act both as supply stores and supply chain management providers for their customers. Distributors deliver value to their customers by serving as a supply chain channel partner, managing vendor networks and carrying inventory of a wide range of products from numerous vendors at locations in close proximity to the end user.

Scale provides substantial advantages in the distribution industry, enhancing the value proposition for both vendors and customers. The ability to deliver predictable repeat business to the vendor network allows companies with scale the ability to purchase at competitive prices while also delivering value to those vendors and suppliers. In turn, distributors with scale are able to offer customers inventory at competitive prices and enable them to manage their own operations with lower inventory levels. Management believes that customers are increasingly centralizing purchasing operations and consolidating suppliers in an effort to reduce their procurement costs. This trend favors larger distributors with the product offering and geographic reach to supply customers across various geographies and industries.

Distribution companies with scale are thus able to extract economic rent from their businesses by offering a wide variety of SKUs at attractive volumes to vendors and prices to customers with minimal capital investment.

Our Market Sectors

We offer a diverse range of products across the energy and industrial markets in the U.S., Canada and internationally. There are thousands of manufacturers of the products used in the markets in which we operate and customers demand a high level of service, responsiveness and availability across a broad set of products from these vendors. These market dynamics make the distributor an essential element in the value chain. Our product offering is aligned to meet the needs of our customer base.

Energy Branches

Our Energy Branches are the legacy brick and mortar supply store operations that provide products to multiple upstream and midstream customers from a single location. These branches serve repeat account and walk-in retail customers, across a variety of pricing models. Products are inventoried in our branch warehouses based on local market needs and are delivered or available for pick-up as needed.

Supply Chain

Our Supply Chain group targets the upstream and downstream energy and industrial markets, in which our customers are generally contractually committed to source from us under a single business model that includes a fixed pricing structure. We are typically integrated into our customers’ facilities; have on-site NOW Inc. branches and inventory committed to a specific customer; perform duties otherwise managed by our customers; reach a broader customer segment to include downstream, industrial and manufacturing; manage third party materials on behalf of our customers; employ vending machines and/or tool cribs to store and dispense materials on-demand; and have a much greater component of technology to enable e-commerce and key performance indicators to be measured and reported specifically to each customer.

	Energy Branches	Supply Chain
Target End Markets	Upstream and midstream energy	Upstream, downstream energy and industrial
Offering	Branch locations supporting delivery and customer pick-up of a comprehensive range of upstream and midstream products and supplies	Dedicated customer on-site locations providing a tailored mix of downstream and industrial products
Locations	Over 270	Over 60
2013 Revenue	$3,581 million	$715 million

Our Competitive Strengths

•	Global presence in large, fragmented market. We are a distributor of PVF, MRO supplies and related products to the upstream, midstream and downstream energy and industrial sectors. Our scale is an important differentiator and source of competitive advantage that enhances our value proposition to both suppliers and customers:

•	Extensive distribution network: With more than 300 branches serving customers operating in over 90 countries around the world, we believe that we operate in more countries than any of our competitors.

•	Global and national accounts: The size of our network allows us to provide distribution capabilities to serve the needs of global and national accounts across multiple sites in various geographies.

•	Product offering: The breadth and depth of our product offering allows us to target a wide variety of end markets while offering complete solutions to our customer base. We serve as a one-stop shop for customers, stocking or selling more than 150,000 SKUs from thousands of vendors from a single source in proximity to their operations. We also maintain specific products to meet local customer needs and tailor inventory levels and mix as customer locations and needs change throughout their business lifecycle.

•	Customer diversification: Our large customer base provides a highly diversified revenue stream. Customer concentration is very limited, with no single customer accounting for more than 10% of our revenue. Our top 20 customers in aggregate comprise approximately one-third of our revenue. Furthermore, our customer base includes Fortune 500 companies that are among the largest and most well capitalized companies in the world.

•	Purchasing power: Our substantial purchasing volume allows us to offer value to our vendors and our customers while earning a strong return on capital with minimal investment. In many cases, we are able to bring business to vendors that they could not generate on their own. The size of our network enables us to purchase products at competitive prices and thereby deliver value to our customers. By carrying inventory close to our customers’ operating locations, we enable them to focus on their core businesses.

•	Organic growth capability. Our management team has a long track record of driving organic growth through both successful geographic expansion and product line extensions. We have grown organically into numerous new countries outside of the U.S. and Canada to meet the needs of our oil and gas customers. Organic expansions into new regions include South America (Brazil, Colombia, Mexico), Europe (Norway, Scotland), Middle East (Egypt, Saudi Arabia, United Arab Emirates), Asia (Azerbaijan, China, India, Indonesia) and Australia. We have also demonstrated the capability to expand the product lines offered by our network of branches. Successful product line extensions include artificial lift, electrical, safety products and valve actuation.

•	Highly flexible business model. Our business model is highly flexible and allows us to respond quickly to changes in industry and economic conditions. We locate our branches near our customers’ operations to provide the prompt product availability they require. We can quickly open new locations as needed to meet customer demand. We typically enter into short term leases and the fixed cost of operating our branches is low, which enables us to efficiently redeploy our people, resources and inventory in response to any changes in demand.

•	Relationship with NOV. Our historic relationship with NOV provides significant value to both our Company and to our former parent. Our ability to leverage our more than 300 locations, inventory position and electronic ordering system brings business to NOV and delivers value to our common customers by providing last mile, real-time coverage of their operations. Additionally, we have the ability to offer procurement solutions to NOV manufacturing locations to deliver better prices through bundled purchases, while also enabling NOV to focus on plant operations rather than procurement of expendables. Our sales to NOV comprised approximately 3% of our 2013 revenue.

•	Supply chain business opportunity. We believe many of our energy and industrial customers are increasingly considering outsourcing the management of larger portions of their supply chain operations. This creates a growth opportunity for our supply chain offering in both the energy and industrial end markets. We have broad supply chain capabilities, including procurement, warehouse layout, materials, assets and inventory management, all of which enable customers to focus on their core operations. Our supply chain solutions provide an attractive and important potential source of organic growth and further diversifies our revenue base.

•	Triple Impact Quality Program. Our quality process, called the “Triple Impact Quality Program,” includes a manufacturer registration process which conducts assessments (review of documentation and on-site audits) and monitors and evaluates the quality of goods that are produced by our manufacturers. One of the results of this program is our Approved Manufacture List (“AML”) which is an important source of information sharing with our key customers regarding the results of our assessments. Many of our largest customers maintain their own AML and we work with those customers to collaborate on the results of assessments and performance. We conduct a statistical sampling of incoming products which allows us to quickly identify and address any issues with the supplier, which can reduce risk for not only us, but our customers, our suppliers and the industry. The importance placed on our AML by both our customers and suppliers reinforces our critical position in the supply chain. Key facilities are ISO 9001 registered and follow processes and procedures that support our ISO accreditation. We have one of the most extensive and comprehensive AMLs in the industry.

•	Common global ERP system. We have invested in integrating a global ERP system which will provide a single platform that allows just in time visibility into the financials and operations at a branch level on a global basis and enables immediacy of decision-making and efficiency. In addition, our sophisticated software and infrastructure allow us to plan and optimize supply chain processes. Using a variety of integrated and bolt-on applications, we leverage demand management, statistical forecasting and lifecycle planning to make efficient decisions and allow flexible assortment planning. This ensures that our products are adapted to the local trends and customer needs across our distribution network.

•	Extensive acquisition track record. With over 20 acquisitions completed during the past 15 years as part of NOV, our management team has a demonstrated track record of successfully executing and integrating acquisitions around the world. Our most recent acquisitions include Wilson and CE Franklin, which were completed during 2012. Management anticipates realizing substantial cost savings from these acquisitions in subsequent years.

•	Results driven culture and management team. Our market-based, customer service oriented culture drives the organization to execute precisely. With an average tenure of 25 years (including NOV and its predecessor entities), our management team has extensive industry experience. Consistent across management is a focus on results, process and relationships. Together, with over 5,000 employees, we are a global distribution and supply chain business with an ambition to always exceed customer expectations and a passion for constant improvement.

Our Business Strategy

We are a distributor of PVF, MRO supplies and related products to the upstream, midstream and downstream energy and industrial sectors. Our objective is to strengthen our competitive position by enhancing our role within the energy market and selectively expanding our reach into industrial applications while maintaining an operational focus on margin enhancement and continuous productivity improvement to drive above-market earnings growth.

•

Extend our position in the energy supply chain. We focus on providing supply chain solutions for the energy market in the United States and Canada. We provide a full complement of supply chain solutions focused on improving the supply chain management process for our customers. Our solutions range from improved shop throughput and inventory management to customized ERP solutions to support specific customer needs. We plan to expand our position in the U.S. by building upon established relationships within our large customer base and premier supplier network to meet customers’ continued interest in managing their spend through outsourcing. Furthermore, we plan to continue to build out our supply chain capability around the world by serving many of the same customers we serve in North America, as well as those in non-U.S. markets.

•	Expand geographic reach to provide products and solutions to the last mile in additional markets. Our customers need our products in the locations where they operate, however remote. As our customers expand their operations beyond core markets into new geographies, they often rely on us to grow with them to supply them with products to support their safe and efficient operations. This presents attractive opportunities to expand our geographic reach into new areas outside of the U.S. and Canada. We operate our business with a primary focus on our customers, seeking to strengthen existing customer relationships as well as cultivate new ones. With a long track record of successfully expanding around the world, we believe we can continue to drive profitable growth on a global basis.

•	Continue to capitalize on non-conventional oil and gas plays. We believe that the drilling environment in the U.S. and Canada, while sometimes volatile in the short term, will continue to exhibit long term growth as unconventional resources are fully exploited. This also creates significant opportunity for our products that are focused on the production of oil and gas, including artificial lift and fiberglass pipe. Finally, we believe that over the coming decade, other countries will move to develop unconventional resource plays and we will have the experience and global reach to help them do so more efficiently.

•	Increase market penetration in industrial manufacturing supply chain. Our current industrial supply chain business provides a strong platform for substantial growth as an independent company. We currently serve many manufacturing facilities of NOV and other companies in the U.S. and abroad. Building upon our existing base of business with some of the world’s leading manufacturing companies, as an independent company, we plan to aggressively target the supply chain opportunity for other leading manufacturers across a wide variety of industries. Our scale and experience in the oil and gas industry provide extensive infrastructure to support this expansion.

•	Maintain focus on margin enhancement and continuous productivity improvement. Following the implementation of our common ERP platform, we believe we will be able to drive cost savings from the integration of the legacy NOV distribution business with that of Wilson and CE Franklin. We maintain operational focus on sourcing, pricing discipline, acquisition related consolidation savings and working capital management across all of our business units to enhance financial performance. Our fiscal discipline and operational flexibility to consolidate locations, product lines and corporate functions enables us to drive improved margins and pass cost savings through to the bottom line.

•	Selectively pursue strategic acquisitions and investments. As an independent company, we plan to supplement our organic growth and targeted international expansion with select acquisitions in key markets to further enhance our geographic reach, product catalog and other capabilities. Our corporate development team will selectively pursue acquisitions that are culturally compatible and meet our growth, business model and returns criteria. Our management has significant experience in successfully executing and integrating strategic acquisitions. Our efficient operations, anticipated global integrated ERP platform, global distribution network and strong supplier relationships create opportunities to achieve substantial synergies in our acquisitions.

Questions and Answers About the Separation and the Distribution

Q:	Why is NOV separating its distribution business from its other businesses?

A:	The Board of Directors and management of NOV believe the separation and the distribution will allow each company to pursue a more focused, industry-specific strategy; enable the management of each company to concentrate resources wholly on its particular market segments, customers and core businesses, with greater ability to anticipate and respond to changing markets and opportunities; allow each company to recruit and retain employees with expertise directly applicable to its needs; provide NOW Inc. with a valuable acquisition currency; eliminate competition for capital between NOW Inc.’s business and NOV’s other businesses and allow more direct and efficient access to capital; and provide investors in each company with a more targeted investment opportunity.

See “The Separation and the Distribution—Reasons for the Separation and the Distribution” included elsewhere in this information statement.

Q:	How will NOV accomplish the separation and the distribution of NOW Inc.?

A:	The separation will be accomplished through a series of transactions in which the assets (including the equity interests of certain NOV subsidiaries) and liabilities associated with NOV’s distribution business will be transferred to NOW Inc. or entities that are, or will become prior to the distribution, subsidiaries of NOW Inc. In the distribution, NOV will distribute to its stockholders all of the shares of NOW Inc.’s common stock. See “The Separation and the Distribution—Manner of Effecting the Separation and the Distribution” included elsewhere in this information statement.

Q:	What will I receive in the distribution?

A:	NOV will distribute one share of NOW Inc. common stock for every four shares of NOV common stock outstanding at 5:00 p.m. Eastern Time on May 22, 2014, the record date for the distribution. You will pay no consideration and will not give up any portion of your NOV common stock to receive shares of NOW Inc. common stock in the distribution.

Q:	What is the record date for the distribution, and when will the distribution occur?

A:	The record date is May 22, 2014, and ownership will be determined as of 5:00 p.m., Eastern Time, on that date. When we refer to the “record date,” we are referring to that time and date. NOV will distribute shares of NOW Inc. common stock on May 30, 2014, which we refer to as the “distribution date.”

Q:	As a holder of NOV common stock on the record date, what do I need to do to participate in the distribution?

A:	Nothing. You do not need to take any action, but we urge you to read this entire document carefully. No stockholder approval of the distribution is required or sought. You are not being asked for a proxy. You are not required to make any payment, surrender or exchange any of your shares of NOV common stock or take any other action to receive your shares of NOW Inc. common stock.

Q:	How will fractional shares be treated in the distribution?

A:

NOV will not distribute any fractional shares of NOW Inc. common stock to NOV stockholders. Fractional shares of NOW Inc. common stock to which NOV stockholders of record would otherwise be entitled will be aggregated and sold in the public market by the transfer agent. The aggregate net cash proceeds of the sales will be distributed pro rata to each holder who would otherwise have been entitled to receive a fractional share in the distribution. Proceeds from these sales will generally result in a taxable gain or loss to those stockholders. Each stockholder entitled to receive cash proceeds from these shares should consult his, her or its own tax adviser as to such stockholder’s particular circumstances. The tax consequences of the distribution are described in more detail under “The Separation and the Distribution—Material U.S. Federal Income Tax Consequences of the Distribution.”

Q:	If I sell, on or before the distribution date, shares of NOV common stock that I held on the record date, am I still entitled to receive shares of NOW Inc. common stock in the distribution?

A:	Beginning on or shortly before the record date and continuing up to and including the distribution date, we expect there will be two markets in NOV common stock: a “regular way” market and an “ex-distribution” market. Shares of NOV common stock that trade on the regular way market will trade with an entitlement to receive shares of NOW Inc. common stock to be distributed in the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to receive shares of NOW Inc. common stock to be distributed in the distribution, so that holders who sell shares ex-distribution will be entitled to receive shares of NOW Inc. common stock even though they have sold their shares of NOV common stock after the record date. Therefore, if you owned shares of NOV common stock on the record date and sell those shares on the regular way market before the distribution date, you will also be selling the shares of our common stock that would have been distributed to you in the distribution. You are encouraged to consult with your financial adviser regarding the specific implications of selling your NOV common stock prior to or on the distribution date.

Q:	Will the distribution affect the number of shares of NOV I currently hold?

A:	No. The number of shares of NOV common stock held by a stockholder will be unchanged. The market value of each NOV share, however, is expected to decline to reflect the impact of the distribution. See “The Separation and the Distribution—The Number of Shares You Will Receive” included elsewhere in this information statement.

Q:	What are the U.S. federal income tax consequences of the distribution to me?

A:	NOV expects that the distribution will qualify as tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the “Code”). NOV expects to receive an opinion from its legal counsel to the effect that the distribution will so qualify. On the basis that the distribution so qualifies, for U.S. federal income tax purposes, you will not recognize any gain or loss, and no amount will be included in your income, upon your receipt of shares of NOW Inc. common stock pursuant to the distribution, except with respect to any cash received in lieu of fractional shares.

You should consult your own tax adviser as to the particular consequences of the distribution to you, including the applicability and effect of any U.S. federal, state and local tax laws, as well as foreign tax laws, which may result in the distribution being taxable to you. For more information, see “The Separation and the Distribution—Material U.S. Federal Income Tax Consequences of the Distribution” included elsewhere in this information statement.

Q:	How will I determine the tax basis I will have in my NOV shares after the distribution and the NOW Inc. shares I receive in the distribution?

A:

Generally, for U.S. federal income tax purposes, your aggregate basis in your shares of NOV common stock and the shares of NOW Inc. common stock you receive in the distribution (including any fractional share for which cash is received) will equal the aggregate basis of NOV common stock held by you immediately before the distribution. This aggregate basis should be allocated between your shares of NOV common stock and the shares of NOW Inc. common stock you receive in the distribution (including any fractional share for which cash is received) in proportion to the relative fair market value of each immediately following the distribution. See “The Separation and the Distribution—Material U.S. Federal Income Tax Consequences of the Distribution.”

Q:	Will I receive a stock certificate for NOW Inc. shares distributed in the distribution?

A:	No. Registered holders of NOV common stock (meaning NOV stockholders who hold NOV stock directly through an account with NOV’s transfer agent, American Stock Transfer & Trust Co., LLC (“AST”)) who are entitled to participate in the distribution will receive from AST a book-entry account statement reflecting their ownership of NOW Inc. common stock. For additional information, registered stockholders in the U.S. should contact NOV’s transfer agent, AST, through its website at www.amstock.com. Stockholders from outside the U.S. may call AST at (800) 937-5449. See “The Separation and the Distribution—When and How You Will Receive the Distributions of NOW Inc. Shares.”

Q:	What if I hold my shares through a broker, bank or other nominee?

A:	NOV stockholders who hold their shares through a broker, bank or other nominee will have their brokerage account credited with NOW Inc. common stock. For additional information, those stockholders should contact their broker, bank or other nominee directly.

Q:	What if I have stock certificates reflecting my shares of NOV common stock? Should I send them to the transfer agent or to NOV?

A:	No. You should not send your stock certificates to the transfer agent or to NOV. You should retain your NOV stock certificates.

Q:	Can NOV decide to cancel the distribution of NOW Inc. common stock, even if all the conditions are met?

A:	Yes. Until the distribution has occurred, the NOV Board of Directors has the right, in its sole discretion, to terminate the distribution, even if all the conditions are met. See “The Separation and the Distribution—Conditions to the Distribution” included elsewhere in this information statement.

Q:	Will NOW Inc. incur any debt prior to or at the time of separation?

A:	No. However, NOW Inc. has entered into a five-year $750 million senior unsecured credit facility in connection with the separation and the distribution. See “Description of Indebtedness” included elsewhere in this information statement.

Following the separation, NOW Inc.’s debt obligations could restrict its business and may adversely impact its financial condition, results of operations or cash flows. In addition, its separation from NOV’s other businesses may increase the overall cost of debt funding and decrease the overall debt capacity and commercial credit available to the businesses collectively. NOW Inc.’s business, financial condition, results of operations and cash flows could be harmed by a deterioration of its credit profile or by factors adversely affecting the credit markets generally. See “Risk Factors—Risks Relating to the Separation and the Distribution.”

Q:	Does NOW Inc. intend to pay dividends?

A:	NOW Inc. does not currently anticipate paying dividends on its common stock. NOW Inc. currently intends to retain its future earnings to support the growth and development of its business. The payment of future cash dividends, if any, will be at the discretion of the NOW Inc. Board of Directors and will depend upon, among other things, NOW Inc.’s financial condition, results of operations, capital requirements and development expenditures, future business prospects and any restrictions imposed by future debt instruments. See “Dividend Policy” included elsewhere in this information statement.

Q:	Will my shares of NOW Inc. common stock trade on a stock market?

A:	Yes. Currently, there is no public market for NOW Inc. common stock. Our common stock will trade on the New York Stock Exchange (“NYSE”) under the ticker symbol “DNOW.” We cannot predict the trading prices for NOW Inc. common stock when such trading begins.

Q:	Will my shares of NOV common stock continue to trade?

A:	Yes. NOV common stock will continue to be listed and trade on the NYSE under the ticker symbol “NOV.”

Q:	Will the distribution of NOW Inc. common stock affect the market price of my NOV shares?

A:	Yes. As a result of the distribution, the trading price of shares of NOV common stock immediately after the distribution is expected to change from the trading price immediately before the distribution, because the trading price immediately after the distribution will no longer reflect the value of NOV’s distribution business. Furthermore, until the market has fully analyzed the value of NOV after the distribution, NOV may experience more stock price volatility than usual. It is possible that the combined trading prices of NOV common stock and NOW Inc. common stock immediately after the distribution will be less than the trading price of shares of NOV common stock immediately before the distribution.

Q:	What will happen to NOV stock options, restricted stock and performance shares?

A:	For more information on the treatment of equity based compensation awards in the distribution, see “The Separation and the Distribution—Treatment of Stock-Based Compensation.”

Q:	What costs does NOV and NOW Inc. expect to incur in connection with the separation and distribution?

A:	NOV currently expects to incur one-time, non-recurring pre-tax separation costs of approximately $25 to $35 million in connection with the consummation of the separation plan. These one-time costs are expected to include: financial, legal, tax, accounting and other advisory fees; non-income tax costs and regulatory fees incurred as part of the reorganization and separation; costs for building and/or reconfiguring the required information systems and buildings to run the stand-alone companies; other various costs for branding the new company, NYSE listing fees, investor and other stakeholder communications, printing costs, fees of the distribution agent; and employee recruiting fees and incentive compensation, among other things. Nearly all of these costs will be incurred by NOV prior to the spin-off and do not include incremental capital expenditures related to the spin-off. To the extent additional separation costs are incurred by NOW Inc. after the spin-off, they will be the responsibility of NOW Inc. In addition, there are expected to be recurring total net incremental costs incurred on a going-forward basis in connection with operating NOW Inc. as an independent publicly traded company. These costs, which are currently expected to be approximately $45 million, will be NOW Inc.’s responsibility.

Q:	What will the relationship be between NOV and NOW Inc. after the separation and the distribution?

A:	Following the distribution, NOV will not own any of the common stock of NOW Inc., and each of NOV and NOW Inc. will be independent, publicly traded companies with their own management teams and Boards of Directors. However, in connection with the separation and the distribution, NOW Inc. will enter into a Separation and Distribution Agreement and several other agreements with NOV for the purpose of both effecting the separation and governing the relationship of NOV and NOW Inc. following the separation. We describe these agreements in more detail under “Certain Relationships and Related-Party Transactions—Agreements Between Us and NOV” included elsewhere in this information statement.

Q:	Are there risks to owning NOW Inc. common stock?

A:	Yes. There are risks associated with NOW Inc.’s business, the separation and the distribution and NOW Inc.’s operation as an independent, publicly traded company. These risks are described in the section entitled “Risk Factors” included elsewhere in this information statement. We encourage you to read that entire section carefully.

Q:	Will I have appraisal rights in connection with the separation and the distribution?

A:	No. Holders of NOV common stock are not entitled to appraisal rights in connection with the separation or the distribution.

Q:	Where can I get more information?

A:	If you have any questions relating to the transfer or mechanics of the stock distribution, you should contact the distribution agent:

American Stock Transfer & Trust Co., LLC

Operations Center

6201 15th Avenue

Brooklyn, New York 11219

(800) 937-5449

For other questions relating to the separation or the distribution, prior to the distribution, or for questions relating to NOV’s stock after the distribution, you should contact NOV’s investor relations department:

NOV Investor Relations

7909 Parkwood Circle Drive

Houston, Texas 77036

(713) 346-7500

For other questions relating to the separation or the distribution, after the distribution, you should contact NOW Inc.’s investor relations department:

NOW Inc. Investor Relations

7402 North Eldridge Parkway

Houston, Texas 77041

(281) 823-4700

The Separation and the Distribution

Distributing Company	NOV is currently the sole stockholder of NOW Inc. After the distribution, NOV will not own any of the shares of NOW Inc.’s common stock.

Distributed Company	NOW Inc. is wholly owned by NOV. After the distribution, NOW Inc. will be an independent, publicly traded company.

Distribution Ratio	One share of NOW Inc. common stock for every four shares of NOV common stock held on the record date.

Shares to Be Distributed	NOV will distribute 100 percent of the shares of NOW Inc. common stock outstanding immediately before the distribution. Based on approximately 429 million shares of NOV common stock outstanding as of April 1, 2014 and applying the distribution ratio (without accounting for cash to be issued in lieu of fractional shares), we expect that approximately 107 million shares of NOW Inc. common stock will be distributed to NOV stockholders.

Record Date for the Distribution	The record date for the distribution is 5:00 p.m. Eastern Time on May 22, 2014.

Distribution Date	The distribution date is May 30, 2014.

Fractional Shares	The distribution agent will not distribute any fractional shares of NOW Inc. common stock to NOV stockholders. Instead, it will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing prices and distribute the net cash proceeds pro rata to each holder who would otherwise have been entitled to receive fractional shares in the distribution. NOV stockholders will not be entitled to any interest on the amount of any payment made in lieu of a fractional share.

Distribution Method	The distribution will be made in electronic book-entry form, without the delivery of any physical share certificates. Registered stockholders will receive additional information from the distribution agent shortly before the distribution date. Beneficial holders will receive information from their brokerage firms.

Conditions to the Distribution	The distribution is subject to the satisfaction, or waiver by NOV, of the following conditions, among others:

•	The Securities and Exchange Commission (the “SEC”) will have declared effective our registration statement on Form 10, of which this information statement is a part, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with no order suspending the effectiveness of the registration statement in effect and no proceedings for such purposes pending before or threatened by the SEC.

•	Any required actions and filings with regard to state securities and blue sky laws of the U.S. (and any comparable laws under any foreign jurisdictions) will have been taken and, where applicable, will have become effective or been accepted.

•	NOW Inc.’s common stock will have been authorized for listing on the NYSE, or another national securities exchange approved by NOV, subject to official notice of issuance.

•	Prior to the distribution, this information statement will have been mailed to the holders of NOV common stock as of the record date.

•	NOV will have received an opinion from its legal counsel to the effect that the distribution will qualify as tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code.

•	No order, injunction, decree or regulation issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing completion of the distribution will be in effect.

•	Any government approvals and other material consents necessary to consummate the distribution will have been obtained and be in full force and effect.

•	The NOV Board of Directors has granted final approval of the distribution.

•	The Separation and Distribution Agreement will not have been terminated.

See: “The Separation and the Distribution—Conditions to the Distribution” included elsewhere in this information statement.

Stock Exchange Listing	There currently is not a public market for NOW Inc. common stock. NOW Inc. common stock will trade on the NYSE under the symbol “DNOW.”

Dividend Policy after the Distribution	We do not currently anticipate paying dividends on our common stock. See “Dividend Policy” included elsewhere in this information statement.

Distribution Agent	American Stock Transfer & Trust Co., LLC
Operations Center
6201 15th Avenue
Brooklyn, New York 11219
(800) 937-5449

Transfer Agent and Registrar for Our Shares of Common Stock	American Stock Transfer & Trust Co., LLC
Operations Center
6201 15th Avenue
Brooklyn, New York 11219
(800) 937-5449

U.S. Federal Income Consequences	On the basis that the distribution, together with certain related transactions, will qualify as generally tax-free for U.S. federal income tax purposes, no gain or loss will be recognized by a stockholder of NOV, and no amount will be included in the income of a stockholder of NOV for U.S. federal income tax purposes, upon the receipt of shares of our common stock pursuant to the distribution, except with respect to any cash received in lieu of fractional shares. For more information regarding the potential U.S. federal income tax consequences to you of the distribution, see “The Separation and the Distribution—Material U.S. Federal Income Tax Consequences of the Distribution.”

RISK FACTORS

You should carefully consider each of the following risks and all of the other information contained in this information statement. Some of these risks relate principally to our separation from NOV, while others relate principally to our business and the industry in which we operate or to the securities markets generally and ownership of our common stock. Our business, prospects, financial condition, results of operations or cash flows could be materially and adversely affected by any of these risks, and, as a result, the trading price of our common stock could decline.

Risks Relating to the Separation and the Distribution

We may not realize the potential benefits from the separation, and our historical and pro forma combined financial information is not necessarily indicative of our future prospects. We may be unable to achieve some or all of the benefits that we expect to achieve as an independent, publicly traded company.

We may not realize the potential benefits we expect from our separation from NOV. We have described those anticipated benefits elsewhere in this information statement. See “The Separation and the Distribution—Reasons for the Separation and the Distribution.” In addition, we will incur significant costs, including those described below, which may exceed our estimates, and we will incur some negative effects from our separation from NOV, including loss of access to some of the financial, managerial and professional resources from which we have benefited in the past.

Our historical and pro forma combined financial statements do not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as an independent, publicly traded company during the periods presented or those that we will achieve in the future, as a result of the following factors:

•	Our historical combined financial results reflect allocations of expenses for services historically provided by NOV, and those allocations may be significantly lower than the comparable expenses we would have incurred as an independent company.

•	Our working capital requirements historically have been satisfied as part of NOV’s corporate-wide cash management programs, and our cost of debt and other capital may differ significantly from that reflected in our historical combined financial statements.

•	Our historical combined financial information may not fully reflect the costs associated with being an independent public company, including significant changes that may occur in our cost structure, management, financing arrangements and business operations as a result of our separation from NOV, including all the costs related to being an independent public company.

•	The historical combined financial information may not fully reflect the effects of certain liabilities that we will incur or assume.

We based the pro forma adjustments on available information and assumptions that we believe are reasonable and factually supportable; however, our assumptions may prove not to be accurate. In addition, our unaudited pro forma combined financial information may not give effect to various ongoing additional costs we may incur in connection with being an independent public company. Accordingly, our unaudited pro forma combined financial information does not reflect what our financial condition, results of operations or cash flows would have been as an independent public company and is not necessarily indicative of our future financial condition or future results of operations. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Combined Financial Statements” and our historical audited combined financial statements and the notes to those statements included elsewhere in this information statement.

Until the distribution occurs, NOV has sole discretion to change the terms of the distribution in ways that may be unfavorable to us.

Until the distribution occurs, we are and will be a wholly owned subsidiary of NOV. Accordingly, NOV has the sole and absolute discretion to determine and change the terms of the distribution, including the establishment of the record date and distribution date. These changes could be unfavorable to us. In addition, NOV may decide at any time not to proceed with the separation or the distribution.

In connection with our separation from NOV, NOV will indemnify us for certain liabilities, and we will indemnify NOV for certain liabilities. If we are required to act on these indemnities to NOV, we may need to divert cash to meet those obligations, and our financial results could be negatively impacted. In the case of NOV’s indemnity, there can be no assurance that the indemnity will be sufficient to insure us against the full amount of such liabilities, or as to NOV’s ability to satisfy its indemnification obligations in the future.

Pursuant to the Separation and Distribution Agreement and other agreements with NOV, NOV will agree to indemnify us for certain liabilities, and we will agree to indemnify NOV for certain liabilities, in each case for uncapped amounts, as discussed further in “Certain Relationships and Related-Party Transactions—Agreements Between Us and NOV.” Indemnities that we may be required to provide NOV will not be subject to any cap, may be significant and could negatively impact our business, particularly indemnities relating to our actions that could impact the tax-free nature of the distribution. Third parties could also seek to hold us responsible for any of the liabilities that NOV has agreed to retain. Further, there can be no assurance that the indemnity from NOV will be sufficient to protect us against the full amount of such liabilities, or that NOV will be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from NOV any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could negatively affect our business, cash flows, results of operations and financial condition.

We will be subject to continuing contingent liabilities of NOV following the separation.

After the separation, there will be several significant areas where the liabilities of NOV may become our obligations. For example, under the Code and the related rules and regulations, each corporation that was a member of the NOV combined U.S. federal income tax reporting group during any taxable period or portion of any taxable period ending on or before the effective time of the distribution is jointly and severally liable for the U.S. federal income tax liability of the entire NOV combined tax reporting group for that taxable period. In connection with the separation, we will enter into a Tax Matters Agreement with NOV that will allocate the responsibility for prior period taxes of the NOV combined tax reporting group between us and NOV. See “Certain Relationships and Related-Party Transactions—Agreements Between Us and NOV—Tax Matters Agreement.” However, if NOV is unable to pay any prior period taxes for which it is responsible, we could be required to pay the entire amount of such taxes.

Potential liabilities associated with certain assumed obligations under the Tax Matters Agreement cannot be precisely quantified at this time.

Under the Tax Matters Agreement with NOV, we will be responsible for, and must indemnify NOV with respect to, all taxes arising as a result of the distribution (or certain internal restructuring transactions) failing to qualify as transactions under Sections 355 and 368(a)(1)(D) (or other applicable provisions) of the Code for U.S. federal income tax purposes (which could result, for example, from a merger or other transaction involving an acquisition of our stock) to the extent such tax liability arises as a result of any breach of any representation, warranty, covenant or other obligation by us or our affiliates made in connection with the issuance of the tax opinion relating to the distribution or in the Tax Matters Agreement. Such tax liability would be calculated as though NOV (or its affiliate) had sold its shares of common stock of our company in a taxable sale for their fair market value, and NOV (or its affiliate) would recognize taxable gain in an amount equal to the excess of the fair market value of such shares over its tax basis in such shares. That tax liability could have a material adverse effect on our company. For a more detailed discussion, see “Certain Relationships and Related-Party Transactions—Agreements Between Us and NOV—Tax Matters Agreement.”

If the distribution, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, you and NOV could be subject to significant tax liability and, in certain circumstances, we could be required to indemnify NOV for material taxes pursuant to indemnification obligations under the Tax Matters Agreement.

If the distribution or certain internal transactions undertaken in anticipation of the distribution are determined to be taxable for U.S. federal income tax purposes, then we, NOV and/or our stockholders could be subject to significant tax liability. NOV expects the distribution, except for cash received in lieu of fractional shares, will qualify as tax-free under Sections 355 and 361 of the Code, and that certain internal transactions undertaken in anticipation of the distribution will generally qualify as tax-free for U.S. federal income tax purposes. The IRS could determine on audit that the distribution or the internal transactions should be treated as taxable transactions, including as a result of a significant change in stock or asset ownership after the distribution. If the distribution ultimately is determined to be taxable, the distribution could be treated as a taxable dividend or capital gain to you for U.S. federal income tax purposes, and you could incur significant U.S. federal income tax liabilities. In addition, NOV would recognize gain in an amount equal to the excess of the fair market value of shares of our common stock distributed to NOV stockholders on the distribution date over NOV’s tax basis in such shares of our common stock. Moreover, NOV could incur significant U.S. federal income tax liabilities if it is ultimately determined that certain internal transactions undertaken in anticipation of the distribution are taxable. For a more detailed discussion, see “The Separation and the Distribution—Material U.S. Federal Income Tax Consequences of the Distribution.”

In connection with the separation and distribution, we and NOV will enter into a Tax Matters Agreement. The Tax Matters Agreement will (among other things) set forth each party’s rights and obligations with respect to federal, state, local, and foreign taxes attributable to the separation and distribution. To the extent that we are required to indemnify NOV (or its subsidiaries or other affiliates) or otherwise bear tax liabilities attributable to the separation and distribution under the Tax Matters Agreement, we may be subject to substantial liabilities. See “Certain Relationships and Related-Party Transactions—Agreements Between Us and NOV—Tax Matters Agreement.”

We might not be able to engage in desirable strategic transactions and equity issuances following the distribution because of certain restrictions relating to requirements for tax-free distributions.

In connection with the separation and distribution, we and NOV will enter into a Tax Matters Agreement. It is anticipated that, under the terms of the Tax Matters Agreement, for a two-year period (or, in certain cases, potentially longer) we will be limited or prohibited from: undertaking certain sales, redemptions, issuances of our stock, stock repurchases, mergers, liquidations, asset dispositions; ceasing to actively conduct the distribution business; and, taking or failing to take other actions that prevent the distribution and related transactions from being tax-free. Any such restrictions may limit our ability to pursue strategic transactions or engage in new business or other transactions that may maximize the value of our business. See “Certain Relationships and Related-Party Transactions—Agreements Between Us and NOV—Tax Matters Agreement.”

We potentially could have received better terms from unaffiliated third parties than the terms we receive in our agreements with NOV.

The agreements we will enter into with NOV in connection with the separation, including the Separation and Distribution Agreement, the Tax Matters Agreement and other agreements, were negotiated in the context of the separation while we were still a wholly owned subsidiary of NOV. Accordingly, during the period in which the terms of those agreements were negotiated, we did not have an independent Board of Directors or a management team independent of NOV. As a result, the terms of those agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties. The terms of the agreements to be negotiated in the context of the separation relate to, among other things, the allocation of assets, liabilities, rights and other obligations between NOV and us. Arm’s-length negotiations between NOV and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business transaction, may have resulted in more favorable terms to the unaffiliated third party. See “Certain Relationships and Related-Party Transactions—Agreements Between Us and NOV” included elsewhere in this information statement.

We have no history operating as an independent public company. We will incur significant costs to create the corporate infrastructure necessary to operate as an independent public company, and we may experience increased ongoing costs in connection with being an independent public company.

We have historically used NOV’s corporate infrastructure to support our business functions, including information technology systems. The expenses related to establishing and maintaining this infrastructure were spread among all of NOV’s businesses. Following the separation and after the expiration of the Transition Services Agreement, we will no longer have access to NOV’s infrastructure, and we will need to establish our own. We expect to incur costs beginning in 2014 to establish the necessary infrastructure. See “Unaudited Pro Forma Combined Financial Statements.”

NOV currently performs many important corporate functions for us, including some treasury, tax administration, accounting, financial reporting, human resources, compensation, legal and other services. Following the separation, NOV will continue to provide some of these services to us on a transitional basis, pursuant to a Transition Services Agreement that we will enter into with NOV. For more information regarding the Transition Services Agreement, see “Certain Relationships and Related-Party Transactions—Agreements Between Us and NOV—Transition Services Agreement.” NOV may not successfully execute all these functions during the transition period or we may have to expend significant efforts or costs materially in excess of those estimated under the Transition Services Agreement. Any interruption in these services could have a material adverse effect on our business, financial condition, results of operation and cash flows. In addition, at the end of this transition period, we will need to perform these functions ourselves or hire third parties to perform these functions on our behalf. The costs associated with performing or outsourcing these functions may exceed the amounts reflected in our historical combined financial statements or that we have agreed to pay NOV during the transition period. A significant increase in the costs of performing or outsourcing these functions could materially and adversely affect our business, financial condition, results of operations and cash flows.

Currently, we are not directly subject to the reporting and other requirements of the Exchange Act. After the separation, we will be directly subject to reporting and other obligations under the Exchange Act, including the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which will require, in the future, annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm addressing the effectiveness of these controls. These reporting and other obligations will place significant demands on our management and administrative and operational resources, including accounting resources.

After the separation, NOV’s insurers may deny coverage to us for losses associated with occurrences prior to the separation.

In connection with the separation, we will enter into agreements with NOV to address several matters associated with the separation, including insurance coverage. See “Certain Relationships and Related Transactions—Agreements Between Us and NOV.” After the separation, NOV’s insurers may deny coverage to us for losses associated with occurrences prior to the separation. Accordingly, we may be required to temporarily or permanently bear the costs of such lost coverage.

Risks Relating to Our Business

Decreased capital and other expenditures in the energy industry, which can result from decreased oil and natural gas prices, among other things, can adversely impact our customers’ demand for our products and our revenue.

A large portion of our revenue depends upon the level of capital and operating expenditures in the oil and natural gas industry, including capital and other expenditures in connection with exploration, drilling, production, gathering, transportation, refining and processing operations. Demand for the products we distribute is particularly sensitive to the level of exploration, development and production activity of, and the corresponding capital and other expenditures by, oil and natural gas companies. A material decline in oil or natural gas prices could depress levels of exploration, development and production activity and, therefore, could lead to a decrease in our customers’ capital and other expenditures.

The willingness of oil and gas operators to make capital and operating expenditures to explore for and produce oil and natural gas and the willingness of oilfield service companies to invest in capital and operating equipment will continue to be influenced by numerous factors over which we have no control, including:

•	the ability of the members of the Organization of Petroleum Exporting Countries (“OPEC”), to maintain price stability through voluntary production limits, the level of production by non-OPEC countries and worldwide demand for oil and gas;

•	level of production from known reserves;

•	cost of exploring for and producing oil and gas;

•	level of drilling activity and drilling rig dayrates;

•	worldwide economic activity;

•	national government political requirements;

•	development of alternate energy sources; and

•	environmental regulations.

If there is a significant reduction in demand for drilling services, in cash flows of drilling contractors, well servicing companies, or production companies or in drilling or well servicing rig utilization rates, then demand for our products will decline.

Volatile oil and gas prices affect demand for our products.

Demand for our products is largely determined by current and anticipated oil and natural gas prices, and the related spending and level of activity by our customers, including spending on production and level of drilling activities. Volatility or weakness in oil or natural gas prices (or the perception that oil or natural gas prices will decrease) affects the spending pattern of our customers, and may result in the drilling of fewer new wells or lower production spending on existing wells. This, in turn, could result in lower demand for our products. Any sustained decrease in capital expenditures in the oil and natural gas industry could have a material adverse effect on us.

Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of other factors that are beyond our control.

Many factors affect the supply of and demand for energy and, therefore, influence oil and natural gas prices, including:

•	the level of domestic and worldwide oil and natural gas production and inventories;

•	the level of drilling activity and the availability of attractive oil and natural gas field prospects, which governmental actions may affect, such as regulatory actions or legislation, or other restrictions on drilling, including those related to environmental concerns (e.g., a temporary moratorium on deepwater drilling in the Gulf of Mexico following a rig accident or oil spill);

•	the discovery rate of new oil and natural gas reserves and the expected cost of developing new reserves;

•	the actual cost of finding and producing oil and natural gas;

•	depletion rates;

•	domestic and worldwide refinery overcapacity or undercapacity and utilization rates;

•	the availability of transportation infrastructure and refining capacity;

•	increases in the cost of products that the oil and gas industry uses, such as those that we provide, which may result from increases in the cost of raw materials such as steel;

•	shifts in end-customer preferences toward fuel efficiency and the use of natural gas;

•	the economic or political attractiveness of alternative fuels, such as coal, hydrocarbon, wind, solar energy and biomass-based fuels;

•	increases in oil and natural gas prices or historically high oil and natural gas prices, which could lower demand for oil and natural gas products;

•	worldwide economic activity including growth in non-Organization for Economic Co-operation and Development (“OECD”) countries, including China and India;

•	interest rates and the cost of capital;

•	national government policies, including government policies that could nationalize or expropriate oil and natural gas E&P, refining or transportation assets;

•	the ability of OPEC to set and maintain production levels and prices for oil;

•	the impact of armed hostilities, or the threat or perception of armed hostilities;

•	environmental regulation;

•	technological advances;

•	global weather conditions and natural disasters;

•	currency fluctuations; and

•	tax policies.

Oil and natural gas prices have been and are expected to remain volatile. This volatility has historically caused oil and natural gas companies to change their strategies and expenditure levels from year to year. We have experienced in the past, and we will likely experience in the future, significant fluctuations in operating results based on these changes.

General economic conditions may adversely affect our business.

U.S. and global general economic conditions affect many aspects of our business, including demand for the products we distribute and the pricing and availability of supplies. General economic conditions and predictions regarding future economic conditions also affect our forecasts. A decrease in demand for the products we distribute or other adverse effects resulting from an economic downturn may cause us to fail to achieve our anticipated financial results. General economic factors beyond our control that affect our business and customers include interest rates, recession, inflation, deflation, customer credit availability, consumer credit availability, consumer debt levels, performance of housing markets, energy costs, tax rates and policy, unemployment rates, commencement or escalation of war or hostilities, the threat or possibility of war, terrorism or other global or national unrest, political or financial instability, and other matters that influence our customers’ spending. Increasing volatility in financial markets may cause these factors to change with a greater degree of frequency or increase in magnitude. In addition, worldwide economic conditions could have an adverse effect on our business, prospects, operating results, financial condition and cash flows.

We may be unable to compete successfully with other companies in our industry.

We sell products in very competitive markets. In some cases, we compete with large companies with substantial resources. In other cases, we compete with smaller regional players that may increasingly be willing to provide similar products at lower prices. Certain of these competitors may have greater financial, technical and marketing resources than us, and may be in a better competitive position. The following competitive actions can each adversely affect our revenues and earnings:

•	price changes;

•	consolidation in the industry; and

•	improvements in availability and delivery.

We could experience a material adverse effect to the extent that our competitors are successful in reducing our customers’ purchases of products from us. Competition could also cause us to lower our prices, which could reduce our margins and profitability. Furthermore, consolidation in our industry could heighten the impacts of the competition on our business and results of operations discussed above, particularly if consolidation results in competitors with stronger financial and strategic resources, and could also result in increases to the prices we are required to pay for acquisitions we may make in the future. In addition, certain foreign jurisdictions and government-owned petroleum companies located in some of the countries in which we operate have adopted policies or regulations which may give local nationals in these countries competitive advantages. Competition in our industry could lead to lower revenues and earnings.

Demand for the products we distribute could decrease if the manufacturers of those products were to sell a substantial amount of goods directly to end users in the sectors we serve.

Historically, users of pipes, valves and fittings and related products have purchased certain amounts of these products through distributors and not directly from manufacturers. If customers were to purchase the products that we sell directly from manufacturers, or if manufacturers sought to increase their efforts to sell directly to end users, we could experience a significant decrease in profitability. These or other developments that remove us from, or limit our role in, the distribution chain, may harm our competitive position in the marketplace and reduce our sales and earnings and adversely affect our business.

We may experience unexpected supply shortages.

We distribute products from a wide variety of manufacturers and suppliers. Nevertheless, in the future we may have difficulty obtaining the products we need from suppliers and manufacturers as a result of unexpected demand or production difficulties that might extend lead times. Also, products may not be available to us in quantities sufficient to meet our customer demand. Our inability to obtain products from suppliers and manufacturers in sufficient quantities, or at all, could adversely affect our product offerings and our business.

We may experience cost increases from suppliers, which we may be unable to pass on to our customers.

In the future, we may face supply cost increases due to, among other things, unexpected increases in demand for supplies, decreases in production of supplies or increases in the cost of raw materials or transportation. Any inability to pass supply price increases on to our customers could have a material adverse effect on us. In addition, if supply costs increase, our customers may elect to purchase smaller amounts of products or may purchase products from other distributors. While we may be able to work with our customers to reduce the effects of unforeseen price increases because of our relationships with them, we may not be able to reduce the effects of the cost increases. In addition, to the extent that competition leads to reduced purchases of products from us or a reduction of our prices, and these reductions occur concurrently with increases in the prices for selected commodities which we use in our operations, the adverse effects described above would likely be exacerbated and could result in a prolonged downturn in profitability.

We do not have contracts with most of our suppliers. The loss of a significant supplier would require us to rely more heavily on our other existing suppliers or to develop relationships with new suppliers. Such a loss may have an adverse effect on our product offerings and our business.

Given the nature of our business, and consistent with industry practice, we do not have contracts with most of our suppliers. We generally make our purchases through purchase orders. Therefore, most of our suppliers have the ability to terminate their relationships with us at any time. Although we believe there are numerous manufacturers with the capacity to supply the products we distribute, the loss of one or more of our major suppliers could have an adverse effect on our product offerings and our business. Such a loss would require us to rely more heavily on our other existing suppliers or develop relationships with new suppliers, which may cause us to pay higher prices for products due to, among other things, a loss of volume discount benefits currently obtained from our major suppliers.

Price reductions by suppliers of products that we sell could cause the value of our inventory to decline. Also, these price reductions could cause our customers to demand lower sales prices for these products, possibly decreasing our margins and profitability on sales to the extent that we purchased our inventory of these products at the higher prices prior to supplier price reductions.

The value of our inventory could decline as a result of manufacturer price reductions with respect to products that we sell. There is no assurance that a substantial decline in product prices would not result in a write-down of our inventory value. Such a write-down could have an adverse effect on our financial condition.

Also, decreases in the market prices of products that we sell could cause customers to demand lower sales prices from us. These price reductions could reduce our margins and profitability on sales with respect to the lower-priced products. Reductions in our margins and profitability on sales could have a material adverse effect on us.

A substantial decrease in the price of steel tubular products could significantly lower our gross profit or cash flow.

At times, pricing and availability of steel tubular products can be volatile due to numerous factors beyond our control, including general domestic and international economic conditions, labor costs, sales levels, competition, consolidation of steel producers, fluctuations in and the costs of raw materials necessary to produce steel, steel manufacturers’ plant utilization levels and capacities, import duties and tariffs and currency exchange rates. Increases in manufacturing capacity for the tubular products could put pressure on the prices we receive for our tubular products. When steel tubular prices decline, customer demands for lower prices and our competitors’ responses to those demands could result in lower sales prices and, consequently, lower gross profit and cash flow.

If steel tubular prices rise, we may be unable to pass along the cost increases to our customers.

We maintain inventories of steel tubular products to accommodate the lead time requirements of our customers. Accordingly, we purchase steel tubular products in an effort to maintain our inventory at levels that we believe to be appropriate to satisfy the anticipated needs of our customers based upon historic buying practices, contracts with customers and market conditions. Our commitments to purchase steel tubular products are generally at prevailing market prices in effect at the time we place our orders. If steel tubular prices increase between the time we order and the time of delivery of the products to us, our suppliers may impose surcharges that require us to pay for increases in steel prices during the period. Demand for the products we distribute, the actions of our competitors and other factors will influence whether we will be able to pass on cost increases and surcharges to our customers, and we may be unsuccessful in doing so. Tubular goods represent approximately 20% of our revenues in 2013.

We do not have long-term contracts or agreements with many of our customers. The contracts and agreements that we do have generally do not commit our customers to any minimum purchase volume. The loss of a significant customer may have a material adverse effect on us.

Given the nature of our business, and consistent with industry practice, we do not have long-term contracts with many of our customers. In addition, our contracts, including our MRO contracts, generally do not commit our customers to any minimum purchase volume. Therefore, a significant number of our customers, including our MRO customers, may terminate their relationships with us or reduce their purchasing volume at any time. Furthermore, the long-term customer contracts that we do have are generally terminable without cause on short notice. Our 20 largest customers represented approximately one-third of our revenue for the year ended December 31, 2013. The products that we may sell to any particular customer depend in large part on the size of that customer’s capital expenditure budget in a particular year and on the results of competitive bids for major projects. Consequently, a customer that accounts for a significant portion of our sales in one fiscal year may represent an immaterial portion of our sales in subsequent fiscal years. The loss of a significant customer, or a substantial decrease in a significant customer’s orders, may have an adverse effect on our sales and revenue.

In addition, we are subject to customer audit clauses in many of our multi-year contracts. If we are not able to provide the proper documentation or support for invoices per the contract terms, we may be subject to negotiated settlements with our major customers.

Changes in our customer and product mix could cause our gross profit percentage to fluctuate.

From time to time, we may experience changes in our customer mix or in our product mix. Changes in our customer mix may result from geographic expansion, daily selling activities within current geographic markets and targeted selling activities to new customer segments. Changes in our product mix may result from marketing activities to existing customers and needs communicated to us from existing and prospective customers. If customers begin to require more lower-margin products from us and fewer higher-margin products, our business, results of operations and financial condition may suffer.

Customer credit risks could result in losses.

The concentration of our customers in the energy industry may impact our overall exposure to credit risk as customers may be similarly affected by prolonged changes in economic and industry conditions. Further, laws in some jurisdictions in which we operate could make collection difficult or time consuming. We perform ongoing credit evaluations of our customers and do not generally require collateral in support of our trade receivables. While we maintain reserves for expected credit losses, we cannot assure these reserves will be sufficient to meet write-offs of uncollectible receivables or that our losses from such receivables will be consistent with our expectations.

We may be unable to successfully execute or effectively integrate acquisitions.

One of our key operating strategies is to selectively pursue acquisitions, including large scale acquisitions, to continue to grow and increase profitability. However, acquisitions, particularly of a significant scale, involve numerous risks and uncertainties, including intense competition for suitable acquisition targets, the potential unavailability of financial resources necessary to consummate acquisitions in the future, increased leverage due to additional debt financing that may be required to complete an acquisition, dilution of our stockholders’ net current book value per share if we issue additional equity securities to finance an acquisition, difficulties in identifying suitable acquisition targets or in completing any transactions identified on sufficiently favorable terms, assumption of undisclosed or unknown liabilities and the need to obtain regulatory or other governmental approvals that may be necessary to complete acquisitions. In addition, any future acquisitions may entail significant transaction costs and risks associated with entry into new markets.

Even when acquisitions are completed, integration of acquired entities can involve significant difficulties, such as:

•	failure to achieve cost savings or other financial or operating objectives with respect to an acquisition;

•	complications and issues resulting from the integration/conversion of ERP systems;

•	strain on the operational and managerial controls and procedures of our business, and the need to modify systems or to add management resources;

•	difficulties in the integration and retention of customers or personnel and the integration and effective deployment of operations or technologies;

•	amortization of acquired assets, which would reduce future reported earnings;

•	possible adverse short-term effects on our cash flows or operating results;

•	diversion of management’s attention from the ongoing operations of our business;

•	integrating personnel with diverse backgrounds and organizational cultures;

•	coordinating sales and marketing functions;

•	failure to obtain and retain key personnel of an acquired business; and

•	assumption of known or unknown material liabilities or regulatory non-compliance issues.

Failure to manage these acquisition growth risks could have an adverse effect on us.

We are a holding company and depend upon our subsidiaries for our cash flow.

We are a holding company. Our subsidiaries conduct all of our operations and own substantially all of our assets. Consequently, our cash flow and our ability to meet our obligations or to make other distributions in the future will depend upon the cash flow of our subsidiaries and our subsidiaries’ payment of funds to us in the form of dividends, tax sharing payments or otherwise.

The ability of our subsidiaries to make any payments to us will depend on their earnings, the terms of their current and future indebtedness, tax considerations and legal and contractual restrictions on the ability to make distributions.

Our subsidiaries are separate and distinct legal entities. Any right that we have to receive any assets of or distributions from any of our subsidiaries upon the bankruptcy, dissolution, liquidation or reorganization, or to realize proceeds from the sale of their assets, will be junior to the claims of that subsidiary’s creditors, including trade creditors and holders of debt that the subsidiary issued.

Changes in our credit profile may affect our relationship with our suppliers, which could have a material adverse effect on our liquidity.

Changes in our credit profile may affect the way our suppliers view our ability to make payments and may induce them to shorten the payment terms of their invoices. Given the large dollar amounts and volume of our purchases from suppliers, a change in payment terms may have a material adverse effect on our liquidity and our ability to make payments to our suppliers and, consequently, may have a material adverse effect on us.

If tariffs and duties on imports into the U.S. of line pipe or certain of the other products that we sell are lifted, we could have too many of these products in inventory competing against less expensive imports.

U.S. law currently imposes tariffs and duties on imports from certain foreign countries of line pipe and, to a lesser extent, on imports of certain other products that we sell. If these tariffs and duties are lifted or reduced or if the level of these imported products otherwise increases, and our U.S. customers accept these imported products, we could be materially and adversely affected to the extent that we would then have higher-cost products in our inventory or increased supplies of these products drive down prices and margins. If prices of these products were to decrease significantly, we might not be able to profitably sell these products, and the value of our inventory would decline. In addition, significant price decreases could result in a significantly longer holding period for some of our inventory.

We are subject to strict environmental, health and safety laws and regulations that may lead to significant liabilities and negatively impact the demand for our products.

We are subject to a variety of federal, state, local, foreign and provincial environmental, health and safety laws; regulations and permitting requirements, including those governing the discharge of pollutants or hazardous substances into the air, soil or water, the generation, handling, use, management, storage and disposal of, or exposure to, hazardous substances and wastes, the responsibility to investigate and clean up contamination and occupational health and safety. Regulations and courts may impose fines and penalties for non-compliance with applicable environmental, health and safety requirements and the failure to have or to comply with the terms and conditions of required permits. Our failure to comply with applicable environmental, health and safety requirements could result in fines, penalties, enforcement actions, third-party claims for property damage and personal injury, requirements to clean up property or to pay for the costs of cleanup or regulatory or judicial orders requiring corrective measures, including the installation of pollution control equipment or remedial actions.

Certain laws and regulations, such as the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA” or the “U.S. federal Superfund law”) or its state and foreign equivalents, may impose the obligation to investigate and remediate contamination at a facility on current and former owners or operators or on persons who may have sent waste to that facility for disposal. These laws and regulations may impose liability without regard to fault or to the legality of the activities giving rise to the contamination.

Moreover, we may incur liabilities in connection with environmental conditions currently unknown to us relating to our existing, prior or future owned or leased sites or operations or those of predecessor companies whose liabilities we may have assumed or acquired. We believe that indemnities contained in certain of our acquisition agreements may cover certain environmental conditions existing at the time of the acquisition, subject to certain terms, limitations and conditions. However, if these indemnification provisions terminate or if the indemnifying parties do not fulfill their indemnification obligations, we may be subject to liability with respect to the environmental matters that those indemnification provisions address.

In addition, environmental, health and safety laws and regulations applicable to our business and the business of our customers, including laws regulating the energy industry, and the interpretation or enforcement of these laws and regulations, are constantly evolving. It is impossible to predict accurately the effect that changes in these laws and regulations, or their interpretation or enforcement, may have on us. Should environmental laws and regulations, or their interpretation or enforcement, become more stringent, our costs, or the costs of our customers, could increase, which may have a material adverse effect on us.

We may not have adequate insurance for potential liabilities, including liabilities arising from litigation.

In the ordinary course of business, we have and in the future may become the subject of various claims, lawsuits and administrative proceedings seeking damages or other remedies concerning our commercial operations, the products we distribute, employees and other matters, including potential claims by individuals alleging exposure to hazardous materials as a result of the products we distribute or our operations. Some of these claims may relate to the activities of businesses that we have acquired, even though these activities may have occurred prior to our acquisition of the businesses. The products we distribute are sold primarily for use in the energy industry, which is subject to inherent risks that could result in death, personal injury, property damage, pollution, release of hazardous substances or loss of production. In addition, defects in the products we distribute could result in death, personal injury, property damage, pollution, release of hazardous substances or damage to equipment and facilities. Actual or claimed defects in the products we distribute may give rise to claims against us for losses and expose us to claims for damages.

We maintain insurance to cover certain of our potential losses, and we are subject to various self-retentions, deductibles and caps under our insurance. We maintain insurance to cover certain of our potential losses, and we are subject to various self-retentions, deductibles and caps under our insurance. We face the following risks with respect to our insurance coverage:

•	we may not be able to continue to obtain insurance on commercially reasonable terms;

•	we may incur losses from interruption of our business that exceed our insurance coverage;

•	we may be faced with types of liabilities that will not be covered by our insurance;

•	our insurance carriers may not be able to meet their obligations under the policies; or

•	the dollar amount of any liabilities may exceed our policy limits.

Even a partially uninsured claim, if successful and of significant size, could have a material adverse effect on us. Finally, even in cases where we maintain insurance coverage, our insurers may raise various objections and exceptions to coverage that could make uncertain the timing and amount of any possible insurance recovery.

Due to our position as a distributor, we are subject to personal injury, product liability and environmental claims involving allegedly defective products.

Our customers use certain of the products we distribute in potentially hazardous applications that can result in personal injury, product liability and environmental claims. A catastrophic occurrence at a location where end users use the products we distribute may result in us being named as a defendant in lawsuits asserting potentially large claims, even though we did not manufacture the products. Applicable law may render us liable for damages without regard to negligence or fault. In particular, certain environmental laws provide for joint and several and strict liability for remediation of spills and releases of hazardous substances. Certain of these risks are reduced by the fact that we are a distributor of products that third-party manufacturers produce, and, thus, in certain circumstances, we may have third-party warranty or other claims against the manufacturer of products alleged to have been defective. However, there is no assurance that these claims could fully protect us or that the manufacturer would be able financially to provide protection. There is no assurance that our insurance coverage will be adequate to cover the underlying claims. Our insurance does not provide coverage for all liabilities (including liability for certain events involving pollution or other environmental claims).

If we lose any of our key personnel, we may be unable to effectively manage our business or continue our growth.

Our future performance depends to a significant degree upon the continued contributions of our management team and our ability to attract, hire, train and retain qualified managerial, sales and marketing personnel. In particular, we rely on our sales and marketing teams to create innovative ways to generate demand for the products we distribute. The loss or unavailability to us of any member of our management team or a key sales or marketing employee could have a material adverse effect on us to the extent we are unable to timely find adequate replacements. We face competition for these professionals from our competitors, our customers and other companies operating in our industry. We may be unsuccessful in attracting, hiring, training and retaining qualified personnel.

Interruptions in the proper functioning of our information systems could disrupt operations and cause increases in costs or decreases in revenues.

The proper functioning of our information systems is critical to the successful operation of our business. We depend on our information management systems to process orders, track credit risk, manage inventory and monitor accounts receivable collections. Our information systems also allow us to efficiently purchase products from our vendors and ship products to our customers on a timely basis, maintain cost-effective operations and provide superior service to our customers. However, our information systems could be vulnerable to natural disasters, power losses, telecommunication failures, security breaches and other problems. If critical information systems fail or are otherwise unavailable, our ability to procure products to sell, process and ship customer orders, identify business opportunities, maintain proper levels of inventories, collect accounts receivable and pay accounts payable and expenses could be adversely affected. Our ability to integrate our systems with our customers’ systems would also be significantly affected. We maintain information systems controls designed to protect against, among other things, unauthorized program changes and unauthorized access to data on our information systems. If our information systems controls do not function properly, we face increased risks of unexpected errors and unreliable financial data or theft of proprietary Company information.

The loss of third-party transportation providers upon whom we depend, or conditions negatively affecting the transportation industry, could increase our costs or cause a disruption in our operations.

We depend upon third-party transportation providers for delivery of products to our customers. Strikes, slowdowns, transportation disruptions or other conditions in the transportation industry, including, but not limited to, shortages of truck drivers, disruptions in rail service, increases in fuel prices and adverse weather conditions, could increase our costs and disrupt our operations and our ability to service our customers on a timely basis. We cannot predict whether or to what extent increases or anticipated increases in fuel prices may impact our costs or cause a disruption in our operations going forward.

We may need additional capital in the future, and it may not be available on acceptable terms, or at all.

We may require more capital in the future to:

•	fund our operations;

•	finance investments in equipment and infrastructure needed to maintain and expand our distribution capabilities;

•	enhance and expand the range of products we offer; and

•	respond to potential strategic opportunities, such as investments, acquisitions and international expansion.

We can give no assurance that additional financing will be available on terms favorable to us, or at all. The terms of available financing may place limits on our financial and operating flexibility. If adequate funds are not available on acceptable terms, we may be forced to reduce our operations or delay, limit or abandon expansion opportunities. Moreover, even if we are able to continue our operations, the failure to obtain additional financing could reduce our competitiveness.

Adverse weather events or natural disasters could negatively affect our local economies or disrupt our operations.

Certain areas in which we operate are susceptible to adverse weather conditions or natural disasters, such as hurricanes, tornadoes, floods and earthquakes. These events can disrupt our operations, result in damage to our properties and negatively affect the local economies in which we operate. Additionally, we may experience communication disruptions with our customers, vendors and employees. These events can cause physical damage to our locations and require us to close locations. Additionally, our sales orders and shipments can experience a temporary decline immediately following these events.

We cannot predict whether or to what extent damage caused by these events will affect our operations or the economies in regions where we operate. These adverse events could result in disruption of our purchasing or distribution capabilities, interruption of our business that exceeds our insurance coverage, our inability to collect from customers and increased operating costs. Our business or results of operations may be adversely affected by these and other negative effects of these events.

We have a substantial amount of goodwill and other intangible assets recorded on our balance sheets. The amortization of acquired intangible assets may reduce our future reported earnings. Furthermore, if our goodwill or other intangible assets become impaired, we may be required to recognize charges that would reduce our income.

As of December 31, 2013, we had $333 million of goodwill and $68 million in other intangibles recorded on our balance sheet. Under generally accepted accounting principles in the U.S. (“GAAP”), goodwill is not amortized but must be reviewed for possible impairment annually, or more often in certain circumstances where events indicate that the asset values are not recoverable. These reviews could result in an earnings charge for impairment, which would reduce our net income even though there would be no impact on our underlying cash flow.

Additionally, under generally accepted accounting principles, goodwill must be reviewed for possible impairment annually, or more often in certain circumstances where events indicate that the asset values are not recoverable. These reviews could result in an earnings charge for impairment, which would reduce our net income even though there would be no impact on our underlying cash flow.

We face risks associated with conducting business in markets outside of the U.S. and Canada.

We currently conduct business in countries outside of the U.S. and Canada. We could be materially and adversely affected by economic, legal, political and regulatory developments in the countries in which we do business in the future or in which we expand our business, particularly those countries which have historically experienced a high degree of political or economic instability. Examples of risks inherent in such non-North American activities include:

•	changes in the political and economic conditions in the countries in which we operate, including civil uprisings and terrorist acts;

•	unexpected changes in regulatory requirements;

•	changes in tariffs;

•	the adoption of foreign or domestic laws limiting exports to or imports from certain foreign countries;

•	fluctuations in currency exchange rates and the value of the U.S. dollar;

•	restrictions on repatriation of earnings;

•	expropriation of property without fair compensation;

•	governmental actions that result in the deprivation of contract or proprietary rights; and

•	the acceptance of business practices which are not consistent with or are antithetical to prevailing business practices we are accustomed to in North America including export compliance and anti-bribery practices and governmental sanctions.

If we begin doing business in a foreign country in which we do not presently operate, we may also face difficulties in operations and diversion of management time in connection with establishing our business there.

We are subject to U.S. and other anti-corruption laws, trade controls, economic sanctions, and similar laws and regulations, including those in the jurisdictions where we operate. Our failure to comply with these laws and regulations could subject us to civil, criminal and administrative penalties and harm our reputation.

Doing business on a worldwide basis requires us to comply with the laws and regulations of the U.S. government and various foreign jurisdictions. These laws and regulations place restrictions on our operations, trade practices, partners and investment decisions. In particular, our operations are subject to U.S. and foreign anti-corruption and trade control laws and regulations, such as the Foreign Corrupt Practices Act (“FCPA”), export controls and economic sanctions programs, including those administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”). As a result of doing business in foreign countries and with foreign partners, we are exposed to a heightened risk of violating anti-corruption and trade control laws and sanctions regulations.

The FCPA prohibits us from providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. It also requires us to keep books and records that accurately and fairly reflect the Company’s transactions. As part of our business, we may deal with state-owned business enterprises, the employees of which are considered foreign officials for purposes of the FCPA. In addition, the United Kingdom Bribery Act (the “Bribery Act”) has been enacted and came into effect on July 1, 2011. The provisions of the Bribery Act extend beyond bribery of foreign public officials and also apply to transactions with individuals that a government does not employ. The provisions of the Bribery Act are also more onerous than the FCPA in a number of other respects, including jurisdiction, non-exemption of facilitation payments and penalties. Some of the international locations in which we operate lack a developed legal system and have higher than normal levels of corruption. Our continued expansion outside the U.S., including in developing countries, and our development of new partnerships and joint venture relationships worldwide, could increase the risk of FCPA, OFAC or Bribery Act violations in the future.

Economic sanctions programs restrict our business dealings with certain sanctioned countries, persons and entities. In addition, because we act as a distributor, we face the risk that our customers might further distribute our products to a sanctioned person or entity, or an ultimate end-user in a sanctioned country, which might subject us to an investigation concerning compliance with the OFAC or other sanctions regulations.

Violations of anti-corruption and trade control laws and sanctions regulations are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts and revocations or restrictions of licenses, as well as criminal fines and imprisonment. We have established policies and procedures designed to assist our compliance with applicable U.S. and international anti-corruption and trade control laws and regulations, including the FCPA, the Bribery Act and trade controls and sanctions programs administered by the OFAC, and have trained our employees to comply with these laws and regulations. However, there can be no assurance that all of our employees, consultants, agents or other associated persons will not take actions in violation of our policies and these laws and regulations, and that our policies and procedures will effectively prevent us from violating these regulations in every transaction in which we may engage or provide a defense to any alleged violation. In particular, we may be held liable for the actions that our local, strategic or joint venture partners take inside or outside of the United States, even though our partners may not be subject to these laws. Such a violation, even if our policies prohibit it, could have a material adverse effect on our reputation, business, financial condition and results of operations. In addition, various state and municipal governments, universities and other investors maintain prohibitions or restrictions on investments in companies that do business with sanctioned countries, persons and entities, which could adversely affect the market for our common stock and other securities.

The occurrence of cyber incidents, or a deficiency in our cybersecurity, could negatively impact our business by causing a disruption to our operations, a compromise or corruption of our confidential information or damage to our Company’s image, all of which could negatively impact our financial results.

A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity or availability of our information resources. More specifically, a cyber incident is an intentional attack or an unintentional event that can include gaining unauthorized access to systems to disrupt operations, corrupt data or steal confidential information. As our reliance on technology has increased, so have the risks posed to our systems, both internal and those we have outsourced. Our three primary risks that could directly result from the occurrence of a cyber incident include operational interruption, damage to our Company’s image, and private data exposure. We have implemented solutions, processes, and procedures to help mitigate this risk, but these measures, as well as our organization’s increased awareness of our risk of a cyber incident, do not guarantee that our financial results will not be negatively impacted by such an incident.

Compliance with and changes in laws and regulations in the countries in which we operate could have a significant financial impact and effect how and where we conduct our operations.

We have operations in the U.S. and in other countries that can be impacted by expected and unexpected changes in the business and legal environments in the countries in which we operate. Compliance with and changes in laws, regulations, and other legal and business issues could impact our ability to manage our costs and to meet our earnings goals. Compliance related matters could also limit our ability to do business in certain countries. Changes that could have a significant cost to us include new legislation, new regulations, or a differing interpretation of existing laws and regulations, changes in tax law or tax rates, the unfavorable resolution of tax assessments or audits by various taxing authorities, the expansion of currency exchange controls, export controls or additional restrictions on doing business in countries subject to sanctions in which we operate or intend to operate.

Risks Relating to Our Common Stock

There is no existing market for our common stock, and a trading market that will provide you with adequate liquidity may not develop for our common stock. In addition, once our common stock begins trading, the market price of our shares may fluctuate widely.

There is currently no public market for our common stock. Our common stock will trade on the NYSE under the ticker symbol “DNOW.” It is anticipated that on or prior to the record date for the distribution, trading of shares of our common stock will begin on a “when-issued” basis and will continue up to and including the distribution date. However, there can be no assurance that an active trading market for our common stock will develop as a result of the distribution or be sustained in the future.

We cannot predict the prices at which our common stock may trade after the distribution. The market price of our common stock may fluctuate widely, depending upon many factors, some of which may be beyond our control, including:

•	our business profile and market capitalization may not fit the investment objectives of NOV’s current stockholders, and our common stock may not be included in some indices, causing certain holders to sell their shares, though some of this selling pressure may be offset to the extent our stock is purchased by other investors due to our inclusion in other indices;

•	a shift in our investor base;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	actual or anticipated fluctuations in our operating results;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	the failure of securities analysts to cover our common stock after the distribution;

•	the failure of our operating results to meet the estimates of securities analysts or the expectations of our stockholders;

•	changes in earnings estimates by securities analysts or our ability to meet our earnings guidance;

•	the operating and stock price performance of other comparable companies;

•	overall market fluctuations and general economic conditions; and

•	the other factors described in these “Risk Factors” and elsewhere in this information statement.

Stock markets in general have also experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could negatively affect the trading price of our common stock.

If our common stock is not included in the Standard & Poor’s 500 Index or other stock indices, significant amounts of our common stock could be sold in the open market where they may not meet with offsetting new demand.

A portion of NOV’s outstanding common stock is held by index funds tied to the Standard & Poor’s 500 Index or other stock indices. To the extent our common stock is not included in this or other stock indices at the time of the distribution, index funds currently holding shares of NOV common stock will be required to sell the shares of our common stock they receive in the distribution. There may not be sufficient new buying interest to offset sales by those index funds. Accordingly, our common stock could experience a high level of volatility immediately following the distribution and, as a result, the price of our common stock could be adversely affected.

Future sales or distributions of our common stock could depress the market price for shares of our common stock.

The shares of our common stock that NOV distributes to its stockholders generally may be sold immediately in the public market. It is possible that some stockholders of NOV, including possibly some of NOV’s major stockholders and index fund investors, will sell NOV or our common stock received in the distribution for various reasons (for example, if our business profile or market capitalization as an independent company does not fit their investment objectives). The sales of significant amounts of our common stock or the perception in the market that this will occur may result in the lowering of the market price of our common stock. A prolonged, significant decline in our share price and market capitalization could provide evidence for a need to record a material impairment of the amount of goodwill on our balance sheet.

Your percentage ownership in us may be diluted in the future.

As with any publicly traded company, your percentage ownership in us may be diluted in the future because of equity issuances for acquisitions, capital market transactions or otherwise, including, without limitation, equity awards that we expect will be granted to our directors, officers and employees.

We cannot assure you that we will pay dividends on our common stock.

We do not currently anticipate paying dividends on our common stock. We currently intend to retain our future earnings to support the growth and development of our business. The payment of future cash dividends, if any, will be at the discretion of our Board of Directors and will depend upon, among other things, our financial condition, results of operations, capital requirements and development expenditures, future business prospects and any restrictions imposed by future debt instruments. For more information, see “Dividend Policy” included elsewhere in this information statement.

Certain provisions in our corporate documents and Delaware law may prevent or delay an acquisition of our company, even if that change may be considered beneficial by some of our stockholders.

The existence of some provisions of our certificate of incorporation and bylaws and Delaware law could discourage, delay or prevent a change in control of us that a stockholder may consider favorable. These include provisions:

•	providing our Board of Directors with the right to issue preferred stock without stockholder approval;

•	prohibiting stockholders from taking action by written consent;

•	restricting the ability of our stockholders to call a special meeting;

•	providing for a classified Board of Directors;

•	providing that the number of directors will be filled by the Board of Directors and vacancies on the Board of Directors, including those resulting from an enlargement of the Board of Directors, will be filled by the Board of Directors;

•	requiring cause and an affirmative vote of at least 80 percent of the voting power of the then-outstanding voting stock to remove directors;

•	requiring the affirmative vote of at least 80 percent of the voting power of the then-outstanding voting stock to amend certain provisions of our certificate of incorporation and bylaws; and

•	establishing advance notice requirements for nominations of candidates for election to our Board of Directors or for stockholder proposals.

In addition, following the distribution, we will be subject to Section 203 of the Delaware General Corporation Law (the “DGCL”) which may have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging takeover attempts that could have resulted in a premium over the market price for shares of our common stock.

We believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our Board of Directors and by providing our Board of Directors with more time to assess any acquisition proposal. These provisions are not intended to make our company immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our Board of Directors determines is not in the best interests of our company and our stockholders.

See “Description of Capital Stock” included elsewhere in this information statement for more information.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward–Looking Statements

Some of the information in this document contains, or has incorporated by reference, forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements typically are identified by use of terms such as “may,” “expect,” “anticipate,” “estimate,” and similar words, although some forward-looking statements are expressed differently. Forward-looking statements also include statements about our business strategy, our industry, our future profitability, growth in the industry sectors we serve, our expectations, beliefs, plans, strategies, objectives, prospects and assumptions, and estimates and projections of future activity and trends in the oil and natural gas industry. These forward-looking statements are not guarantees of future performance. You should also consider carefully the statements under “Risk Factors” which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements. You should also be aware that our actual results could differ materially from results anticipated in the forward-looking statements due to a number of factors, including but not limited to:

•	decreases in oil and natural gas prices;

•	decreases in oil and natural gas industry expenditure levels;

•	increased usage of alternative fuels, which may negatively affect oil and natural gas industry expenditure levels;

•	U.S. and international general economic conditions;

•	our ability to compete successfully with other companies in our industry;

•	the risk that manufacturers of the products we distribute will sell a substantial amount of goods directly to end users in the industry sectors we serve;

•	unexpected supply shortages;

•	cost increases by our suppliers;

•	our lack of long-term contracts with most of our suppliers;

•	increases in customer, manufacturer and distributor inventory levels;

•	suppliers’ price reductions of products that we sell, which could cause the value of our inventory to decline;

•	our lack of long-term contracts with many of our customers and our lack of contracts with customers that require minimum purchase volumes;

•	changes in our customer and product mix;

•	risks related to our customers’ creditworthiness;

•	the potential adverse effects associated with integrating acquisitions into our business and whether these acquisitions will yield their intended benefits;

•	the success of our acquisition strategies;

•	changes in our credit profile;

•	a decline in demand for certain of the products we distribute if import restrictions on these products are lifted;

•	environmental, health and safety laws and regulations and the interpretation or implementation thereof;

•	the sufficiency of our insurance policies to cover losses, including liabilities arising from litigation;

•	product liability claims against us;

•	pending or future asbestos-related claims against us;

•	the potential loss of key personnel;

•	interruption in the proper functioning of our information systems;

•	loss of third-party transportation providers;

•	potential inability to obtain necessary capital;

•	risks related to adverse weather events or natural disasters;

•	changes in tax laws or adverse positions taken by taxing authorities in the countries in which we operate;

•	exposure to U.S. and international laws and regulations, including the Foreign Corrupt Practices Act and the U.K. Bribery Act and other economic sanction programs;

•	adverse changes in political or economic conditions in the countries in which we operate; and

•	the occurrence of cybersecurity incidents.

Given these uncertainties, current or prospective investors are cautioned not to place undue reliance on any such forward-looking statements. Although forward-looking statements reflect our good faith beliefs, reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. We undertake no obligation to update any such factors or forward-looking statements to reflect future events or developments.

THE SEPARATION AND THE DISTRIBUTION

General

On September 24, 2013, NOV announced its intention to pursue the separation of NOV’s distribution business.

The separation will be accomplished through a series of transactions in which the assets (including the equity interests of certain NOV subsidiaries) and liabilities associated with NOV’s distribution business will be transferred to NOW Inc. or entities that are, or will become prior to the distribution, subsidiaries of NOW Inc. The transferred assets will include:

•	real and personal property assets, including owned and leased sites;

•	inventories;

•	the NOW Inc. brands (including certain trade names and trademarks), certain other intellectual property and software used in the business;

•	certain contracts;

•	cash on hand related to the distribution business; and

•	receivables related to the distribution business and other assets reflected on NOW Inc.’s combined balance sheet.

These assets will be transferred to NOW Inc. or entities that are, or will become prior to the distribution, subsidiaries of NOW Inc., either directly or by the transfer of equity interests in entities that hold such assets. The liabilities transferred to NOW Inc. will consist of liabilities related to the transferred assets described above and the liabilities reflected on NOW Inc.’s combined balance sheet. See “Business” and “Properties” included elsewhere in this information statement for information regarding some of the particular assets and liabilities of the distribution business, and “Certain Relationships and Related-Party Transactions—Agreements Between Us and NOV—Separation and Distribution Agreement” for information regarding the legal agreement pursuant to which the assets and liabilities of the distribution business will be transferred to NOW Inc.

Following the separation, the distribution will be effected on the distribution date by way of a pro rata distribution of all of the outstanding shares of NOW Inc. common stock to NOV’s stockholders of record as of 5:00 p.m. Eastern Time on May 22, 2014, the record date for the distribution.

Reasons for the Separation and the Distribution

The Board of Directors of NOV believes that the separation and the distribution are in the best interests of NOV and its stockholders and will provide NOV and NOW Inc. with a number of opportunities and benefits, including the following:

•	Strategic Focus and Operational Flexibility—Position each company to pursue a more focused, industry-specific strategy, with NOW Inc. well-positioned to pursue value creation strategies in the distribution business and NOV well-positioned to focus on its remaining businesses, and create additional operational flexibility within each of NOW Inc. and NOV.

•	Management Focus—Allow management of each company to concentrate that company’s resources wholly on its particular market segments, customers and core businesses, with greater ability to anticipate and respond rapidly to changing markets and new opportunities. Management of each company will be able to focus on core operations, with greater focus on customized strategies that can deliver long-term shareholder value.

•

Recruiting and Retaining Employees—Allow each company to recruit and retain employees with expertise directly applicable to its needs and pursuant to compensation policies that are appropriate for its specific lines of business. In particular, following the distribution, the value of equity-based incentive compensation arrangements offered by each company should be more closely aligned with the performance of its businesses, and the employee benefits offered by each company should be better tailored to the nature of each company’s business. The equity-based compensation arrangements following the distribution should provide enhanced incentives for employee performance and improve the ability of each company to attract, retain and motivate qualified personnel at all levels of the organization.

•	Access to Capital and Capital Structure—Eliminate competition for capital between the business lines. Instead, both companies will have direct access to the debt and equity capital markets to fund their respective growth strategies and to establish a capital structure and dividend policy appropriate for their business needs. In addition, the separation will result in separately traded stock that will facilitate each company’s growth strategy.

•	Acquisition Currency—NOW Inc.’s common stock will become a valuable acquisition currency after the distribution. Financial advisers to NOW Inc. have advised that the distribution may result in a greater willingness of certain targets to accept the equity of NOW Inc. as merger consideration because of a more aligned investment profile and growth strategy. Accordingly, the distribution is anticipated to further drive NOW Inc.’s growth by enhancing its mergers and acquisitions program.

•	Investor Choice—Provide investors with a more targeted investment opportunity in each company that offers different investment business characteristics, including different opportunities for growth, capital structure, business models and financial returns. This will allow investors to evaluate the separate and distinct merits, performance and future prospects of each company.

The NOV Board of Directors also considered a number of potentially negative factors in evaluating the separation and the distribution, including potential loss of synergies from operating as one company, increased costs, loss of joint purchasing power, disruptions to the business as a result of the separation, limitations placed on NOW Inc. as a result of the agreements it will enter into with NOV in connection with the separation, the risk of not being able to realize the expected benefits of the separation in a timely manner or at all, the risk that the separation might not be completed in a timely manner or at all and the one-time and ongoing costs of the separation. The NOV Board of Directors concluded that notwithstanding these potentially negative factors, the pursuit of the separation and the distribution would be in the best interests of NOV and its stockholders.

The Number of Shares You Will Receive

Each NOV stockholder of record will receive one share of NOW Inc. common stock for every four shares of NOV common stock held on the record date for the distribution.

Treatment of Fractional Shares

Fractional shares will not be distributed in connection with the distribution. Instead, the transfer agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds from the sales, net of brokerage fees and other costs, pro rata to each holder who would otherwise have been entitled to receive a fractional share in the distribution. NOV stockholders will not be entitled to interest on any cash payment made in lieu of fractional shares.

If you have any questions concerning the mechanics of the issuance of fractional shares of common stock held directly, we encourage you to contact AST using the contact information for AST set forth elsewhere in this information statement. If you have any questions concerning the mechanics of the issuance of fractional shares of common stock held in “street name,” we encourage you to contact your bank or brokerage firm.

When and How You Will Receive the Distribution of NOW Inc. Shares

NOV will distribute the shares of NOW Inc. common stock on May 30, 2014, the distribution date, to holders of record on the record date. The distribution is expected to occur at 5:00 p.m. Eastern Time on the distribution date. AST will serve as transfer agent and registrar for the NOW Inc. common stock. AST will serve as distribution agent in connection with the distribution.

If you own NOV common stock as of 5:00 p.m. Eastern Time on the record date, the shares of NOW Inc. common stock that you are entitled to receive in the distribution will be issued electronically, on the distribution date, to your account as follows:

•	Registered Stockholders—If you own your shares of NOV stock directly, either in book-entry form through an account at NOV’s transfer agent and/or if you hold paper stock certificates, you will receive your shares of NOW Inc. common stock by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording stock ownership in which no physical paper share certificates are issued to stockholders, as is the case in this distribution. Commencing on or shortly after the distribution date, the distribution agent will mail to you an account statement that indicates the number of shares of NOW Inc. common stock that have been registered in book-entry form in your name. If you have any questions concerning the mechanics of having shares of our common stock registered in book-entry form, we encourage you to contact AST using the contact information for AST set forth elsewhere in this information statement.

•	Beneficial Stockholders—If you hold your shares of NOV common stock beneficially through a bank or brokerage firm, the bank or brokerage firm would be said to hold the stock in “street name” and ownership would be recorded on the bank or brokerage firm’s books, and your bank or brokerage firm will credit your account for the shares of NOW Inc. common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares of common stock held in “street name,” we encourage you to contact your bank or brokerage firm.

Treatment of Stock-Based Compensation

Following the distribution, each outstanding NOV stock option, restricted stock award and performance share award that is held by a continuing NOV employee or a continuing NOV non-employee director will continue as a NOV stock option, restricted stock award and performance share award, as applicable, each appropriately adjusted to generally preserve the intrinsic value of the original award. Each outstanding NOV stock option, restricted stock award and performance share award held by a NOV employee who will become a NOW Inc. employee after completion of the distribution (a “Transferred Employee”) will be converted into a similar NOW Inc. stock option, restricted stock award and performance share award, as applicable, each appropriately adjusted to generally preserve the intrinsic value of the original award; provided, however, that the number of shares to be awarded under each then outstanding NOW Inc. performance based restricted stock award and performance share award held by a Transferred Employee shall be set at the target level of the original NOV award, such target level to be adjusted in connection with the conversion, and shall be subject only to time-based vesting requiring continued employment through the end of the award’s original performance period. See also “Certain Relationships and Related-Party Transactions – Agreements Between Us and NOV – Employee Matters Agreement.”

Treatment of 401(k) Shares

Shares of NOV common stock held in retirement plans maintained by NOV in the U.S. will be treated in the same manner as outstanding shares of NOV common stock on the record date for the distribution.

Results of the Separation and the Distribution

After the separation and the distribution, we will be an independent, publicly traded company. Immediately following the distribution, we expect to have approximately 3,400 stockholders of record, based on the number of registered stockholders of NOV common stock on April 28, 2014, and approximately 107 million shares of NOW Inc. common stock outstanding. The actual number of shares to be distributed will be determined on the record date and will reflect any exercise or vesting of NOV equity-based awards prior to the record date for the distribution.

Before the distribution, we will enter into the Separation and Distribution Agreement and several other agreements with NOV to effect the separation and provide a framework for our relationship with NOV after the separation. These agreements will provide for the allocation between NOV and NOW Inc. of NOV’s assets, liabilities and obligations subsequent to the separation and distribution, including with respect to transition matters, employee matters, intellectual property matters, tax matters and other commercial relationships. For a description of these agreements, see “Certain Relationships and Related-Party Transactions—Agreements Between Us and NOV” included elsewhere in this information statement.

The distribution will not affect the number of outstanding shares of NOV common stock or any rights of NOV stockholders, except that the trading price of NOV shares will likely change as a result of the distribution.

Material U.S. Federal Income Tax Consequences of the Distribution

The following is a summary of the material U.S. federal income tax consequences of the distribution to U.S. Holders (as defined below) of NOV common stock that receive shares of NOW Inc. common stock in the distribution. This summary is based on the Code, the U.S. Treasury regulations promulgated thereunder and interpretations of the Code and the U.S. Treasury regulations by the courts and the IRS, in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. This summary does not discuss all the tax considerations that may be relevant to NOV stockholders in light of their particular circumstances, and it does not address the consequences to NOV stockholders subject to special treatment under the U.S. federal income tax laws (such as holders other than U.S. Holders, insurance companies, dealers or brokers in securities or currencies, tax-exempt organizations, financial institutions, mutual funds, pass-through entities and investors in such entities, holders who hold their shares as a hedge or as part of a hedging, straddle, conversion, synthetic, security, integrated investment or other risk-reduction transaction or who are subject to alternative minimum tax or holders who acquired their shares upon the exercise of employee stock options or otherwise as compensation). In addition, this summary does not address the U.S. federal income tax consequences to those NOV stockholders who do not hold their NOV common stock as a capital asset. Finally, this summary does not address the tax consequences of the distribution under any foreign, state, local or other laws, other than U.S. federal income tax laws. The distribution may be taxable to NOV stockholders under any such foreign, state, local or other laws.

NOV STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS CONCERNING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM.

For purposes of this discussion, a U.S. Holder is a beneficial owner of NOV common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if (1) a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons has the authority to control all of the substantial decisions of such trust or (2) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable U.S. Treasury regulations.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds NOV common stock, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. Partners in a partnership holding NOV common stock should consult their own tax advisers regarding the tax consequences of the distribution.

Distribution

NOV expects that the distribution will qualify as tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. NOV expects to receive an opinion from Locke Lord LLP, substantially to the effect that the distribution will so qualify.

Provided that the distribution so qualifies, in general, for U.S. federal income tax purposes: (i) the distribution will not result in any taxable income, gain or loss to NOV, except for taxable income or gain possibly arising as a result of certain intercompany transactions; (ii) no gain or loss will be recognized by (and no amount will be included in the income of) U.S. Holders of NOV common stock upon their receipt of shares of NOW Inc. common stock in the distribution, except with respect to cash received in lieu of fractional shares measured by the difference between the cash received for such fractional share and the U.S. Holder’s basis in that fractional share, as determined below; (iii) the aggregate basis of the NOV common stock and the NOW Inc. common stock (including any fractional share interests in NOW Inc. common stock for which cash is received) in the hands of each U.S. Holder of NOV common stock after the distribution will equal the aggregate basis of NOV common stock held by the U.S. Holder immediately before the distribution, and will be allocated between the NOV common stock and the NOW Inc. common stock in proportion to the relative fair market value of each on the date of the distribution; and (iv) the holding period of the NOW Inc. common stock received by each U.S. Holder of NOV common stock (including any fractional share interests in NOW Inc. common stock for which cash is received) will include the holding period at the time of the distribution for the NOV common stock on which the distribution is made, provided that the NOV common stock is held as a capital asset on the date of the distribution.

NOV expects to obtain an opinion from Locke Lord LLP to the effect that the distribution, together with certain related transactions, will qualify as generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) (or other applicable sections) of the Code. The opinion will be based on, among other things, certain assumptions and representations made by NOV and us, which if incorrect or inaccurate in any material respect would jeopardize the conclusions reached by Locke Lord LLP in its opinion.

Notwithstanding receipt by NOV of the opinion from Locke Lord LLP, the IRS could assert that the distribution does not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking that position, NOV’s stockholders and NOV could be subject to significant U.S. federal income tax liability. Each NOV stockholder who receives shares of NOW Inc. common stock in the distribution would generally be treated as receiving a taxable distribution in an amount equal to the fair market value of the NOW Inc. common stock received to the extent of NOV’s current and accumulated earnings and profits. Any amount that exceeds NOV’s earnings and profits would be treated first as a nontaxable return of capital to the extent of such stockholder’s tax basis in its shares of NOV common stock, with any remaining amount being taxed as a capital gain. NOV (or its affiliates) would recognize a taxable gain equal to the excess of the fair market value of the NOW Inc. common stock distributed over NOV’s adjusted tax basis in such stock.

In addition, even if the distribution was otherwise to qualify under Section 355 of the Code, it may be taxable to NOV (but not to NOV stockholders) under Section 355(e) of the Code, if the distribution was later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquires, directly or indirectly, stock representing a 50 percent or greater interest in NOV or us. For this purpose, any acquisitions of NOV stock or of our common stock within the period beginning two years before the distribution and ending two years after the distribution are presumed to be part of such a plan, although we or NOV may be able to rebut that presumption.

A U.S. Holder of NOV common stock who receives cash in lieu of a fractional share of our common stock in connection with the distribution will generally recognize capital gain or loss measured by the difference between the cash received for such fractional share and the holder’s tax basis in the fractional share. An individual U.S. Holder would generally be subject to U.S. federal income tax at a maximum rate of 23.8% on any such capital gain, assuming that the U.S. Holder had held all of its NOV common stock for more than one year.

U.S. Treasury regulations also generally provide that if a U.S. Holder of NOV common stock holds different blocks of NOV common stock (generally shares of NOV common stock purchased or acquired on different dates or at different prices), the aggregate basis for each block of NOV common stock purchased or acquired on the same date and at the same price will be allocated, to the greatest extent possible, between the shares of NOW Inc. common stock received in the distribution in respect of such block of NOV common stock and such block of

NOV common stock, in proportion to their respective fair market values. The holding period of the shares of NOW Inc. common stock received in the distribution in respect of such block of NOV common stock will include the holding period of such block of NOV common stock, provided that such block of NOV common stock was held as a capital asset on the distribution date. If a U.S. Holder of NOV common stock is not able to identify which particular shares of NOW Inc. common stock are received in the distribution with respect to a particular block of NOV common stock, for purposes of applying the rules described above, the U.S. Holder may designate which shares of NOW Inc. common stock are received in the distribution in respect of a particular block of NOV common stock, provided that such designation is consistent with the terms of the distribution. Holders of NOV common stock are urged to consult their own tax advisers regarding the application of these rules to their particular circumstances.

In connection with the distribution, we and NOV will enter into a Tax Matters Agreement. To the extent we are required to indemnify NOV (or its subsidiaries or other affiliates) or otherwise bear taxes under the Tax Matters Agreement, we may be subject to substantial liabilities. See “Certain Relationships and Related-Party Transactions – Agreements Between Us and NOV – Tax Matters Agreement.”

Information Reporting and Backup Withholding

U.S. Treasury regulations require certain stockholders who receive stock in a distribution to attach to the stockholder’s U.S. federal income tax return for the year in which the distribution occurs a detailed statement setting forth certain information relating to the tax-free nature of the distribution. In addition, payments of cash to a NOV stockholder in lieu of fractional shares of NOW Inc. common stock in the distribution may be subject to information reporting and backup withholding (currently at a rate of 28 percent), unless the stockholder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with the requirements of the backup withholding rules. Backup withholding does not constitute an additional tax, but merely an advance payment, which may be refunded or credited against a stockholder’s U.S. federal income tax liability, provided the required information is timely supplied to the IRS.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND FOR GENERAL INFORMATION ONLY. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF STOCKHOLDERS. EACH NOV STOCKHOLDER SHOULD CONSULT SUCH STOCKHOLDER’S OWN TAX ADVISER AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Market for Our Common Stock

There is not currently a public market for NOW Inc.’s common stock. Our common stock will trade on the NYSE under the ticker symbol “DNOW.” We cannot predict the prices at which our common stock will trade.

Trading Between the Record Date and the Distribution Date

Beginning on, or shortly before, the record date and continuing up to and including the distribution date, we expect there will be two markets in NOV common stock: a “regular-way” market and an “ex-distribution” market. Shares of NOV common stock that trade on the “regular-way” market will trade with an entitlement to receive shares of NOW Inc. common stock in the distribution. Shares that trade on the “ex-distribution” market will trade without an entitlement to receive shares of NOW Inc. common stock in the distribution. Therefore, if you sell shares of NOV common stock in the “regular-way” market after 5:00 p.m. Eastern Time on the record date and up to and including through the distribution date, you will be selling your right to receive shares of NOW Inc. common stock in the distribution. If you own shares of NOV common stock at 5:00 p.m. Eastern Time on the record date and sell those shares in the “ex-distribution” market, up to and including through the distribution date, you will still receive the shares of NOW Inc. common stock that you would be entitled to receive in respect of your ownership, as of the record date, of the shares of NOV common stock that you sold.

Furthermore, beginning on or shortly before the record date and continuing up to and including the distribution date, we expect there will be a “when-issued” market in our common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for shares of NOW Inc. common stock that will be distributed to NOV stockholders on the distribution date. If you own shares of NOV common stock at 5:00 p.m. Eastern Time on the record date, you would be entitled to receive shares of our common stock in the distribution. You may trade this entitlement to receive shares of NOW Inc. common stock, without trading the shares of NOV common stock you own, in the “when-issued” market. On the first trading day following the distribution date, we expect “when-issued” trading with respect to NOW Inc. common stock will end and “regular-way” trading will begin.

Conditions to the Distribution

We expect that the distribution will be effective on May 30, 2014, the distribution date, provided that, among other conditions set forth in the Separation and Distribution Agreement, the following conditions will have been satisfied or, if permissible under the Separation and Distribution Agreement, waived by NOV:

•	The SEC will have declared effective our registration statement on Form 10, of which this information statement is a part, under the Exchange Act, with no order suspending the effectiveness of the registration statement in effect and no proceedings for such purposes pending before or threated by the SEC.

•	Any required actions and filings with regard to state securities and blue sky laws of the U.S. (and any comparable laws under any foreign jurisdictions) will have been taken and, where applicable, will have become effective or been accepted.

•	NOW Inc.’s common stock will have been authorized for listing on the NYSE, or another national securities exchange approved by NOV, subject to official notice of issuance.

•	Prior to the distribution, this information statement will have been mailed to the holders of NOV common stock as of the record date for the distribution.

•	NOV will have received an opinion from its legal counsel to the effect that the distribution will qualify as tax-free for the U.S. federal income tax purposes under Section 355 and 368(a)(1)(D) of the Code.

•	No order, injunction, decree or regulation issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing completion of the distribution will be in effect.

•	Any government approvals and other material consents necessary to consummate the distribution will have been obtained and be in full force and effect.

•	The final approval of the Board of Directors of NOV of the distribution has been received.

•	The Separation and Distribution Agreement will not have been terminated.

The fulfillment of the foregoing conditions does not create any obligations on NOV’s part to effect the distribution, and the NOV Board of Directors has reserved the right, in its sole discretion, to abandon, modify or change the terms of the distribution, including by accelerating or delaying the timing of the completion of all or part of the distribution, at any time prior to the distribution date.

Transferability of Shares of Our Common Stock

The shares of our common stock that you will receive in the distribution will be freely transferable, unless you are considered an “affiliate” of ours under Rule 144 under the Securities Act of 1933, as amended (“the Securities Act”). Persons who can be considered our affiliates after the separation generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by or are under common control with us, and may include certain of our officers and directors. In addition, individuals who are affiliates of NOV on the distribution date may be deemed to be affiliates of ours. We estimate that our directors and officers, who may be considered “affiliates” for purposes of Rule 144, will beneficially own approximately 340,000 shares of our common stock immediately following the distribution. See “Security Ownership of Certain Beneficial Owners and Management” included elsewhere in this information statement for more information.

Our affiliates may sell shares of our common stock received in the distribution only:

•	under a registration statement that the SEC has declared effective under the Securities Act; or

•	under an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

In general, under Rule 144 as currently in effect, an affiliate will be entitled to sell, within any three-month period commencing 180 days after the date the registration statement of which this information statement is a part is declared effective, a number of shares of our common stock that does not exceed the greater of:

•	1.0 percent of our common stock then outstanding; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 for the sale.

Rule 144 also includes restrictions governing the manner of sale. Sales may not be made under Rule 144 unless certain information about us is publicly available.

Reason for Furnishing This Information Statement

This information statement is being furnished solely to provide information to NOV stockholders who are entitled to receive shares of our common stock in the distribution. This information statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities. We believe that the information in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date, and neither NOV nor we undertake any obligation to update such information except in the normal course of discharging our respective public disclosure obligations.

Manner of Effecting the Separation and the Distribution

The general terms and conditions relating to the separation and the distribution will be set forth in a Separation and Distribution Agreement that we will enter into with NOV. For a description of the terms of that agreement, see “Certain Relationships and Related-Party Transactions—Agreements Between Us and NOV—Separation and Distribution Agreement” included elsewhere in this information statement.

BUSINESS

General

NOW Inc., a Delaware Corporation incorporated in 2013, is a worldwide provider of products and supply chain solutions to the energy industry.

Our principal executive offices are located at 7402 North Eldridge Parkway, Houston, Texas 77041, our telephone number is (281) 823-4700, and our internet website address will be www.dnow.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and all amendments will be available free of charge on our internet website. These reports will be posted on our website as soon as reasonably practicable after such reports are electronically filed with the SEC. Our Code of Ethics will also be posted on our website. Our common stock is traded on the New York Stock Exchange under the symbol “DNOW.”

We are a distributor of PVF, MRO and related products to the oil and gas industry on a worldwide basis, with a legacy of over one-hundred and fifty years operating in the oilfield. We operate primarily under the DistributionNOW and Wilson Export brands. Through our network of over 300 locations and over 5,000 employees worldwide, we stock and sell a comprehensive offering of energy products as well as an extensive selection of products for industrial applications. Our energy product offering is needed throughout all sectors of the oil and gas industry—from upstream drilling, completion and production to midstream infrastructure development to downstream petroleum refining—as well as in other industries, such as chemical processing, power generation and industrial manufacturing operations. The industrial distribution portion of our business targets a diverse range of manufacturing and other facilities across numerous industries and end markets. We also provide supply chain management to drilling contractors, exploration and production operators, pipeline operators, downstream energy and industrial manufacturing companies around the world. The addressable market of our core oil and gas industry offering is estimated to be approximately $20 billion in North America and significantly larger globally.

Our global product offering includes consumable MRO supplies, pipe, valves, fittings, flanges, line pipe, electrical, artificial lift solutions, mill tools, safety supplies and spare parts to support customers’ operations. We provide a one-stop shop value proposition within the oil and gas E&P market and particularly in targeted areas of artificial lift, measurement and controls, valve actuation and flow optimization. We also offer warehouse management, vendor integration and various inventory management solutions. Through focused effort, we have built expertise in providing application systems and parts integration, optimization solutions and after-sales support.

Our supply chain solutions include outsourcing the functions of procurement, inventory and warehouse management, logistics, business process and performance metrics reporting. This solutions offering allows us to leverage the infrastructure of our SAP™ ERP system to streamline the purchasing process for customers, from requisition to procurement to payment, by digitally managing approval routing and workflow and by providing robust reporting functionality.

We support major land and offshore operations for all the major oil and gas producing regions around the world through our comprehensive network of more than 270 Energy Branch locations. Our key markets beyond North America include Latin America, the North Sea, the Middle East, the Commonwealth of Independent States and Southeast Asia. Products sold through our Energy Branch locations support greenfield and expansion plant capital projects, midstream infrastructure, MRO and manufacturing consumables used in day-to-day production. We provide upstream and downstream energy and industrial products for petroleum refining, chemical processing, power generation and industrial manufacturing operations through more than 60 Supply Chain and customer on-site locations.

We stock or sell more than 150,000 SKUs through our branch network. Our supplier network consists of thousands of vendors in approximately 40 countries. From our operations in over 20 countries, we sell to customers operating in over 90 countries. The supplies and equipment stocked by each of our branches is customized to meet varied and changing local customer demands. The breadth and scale of our offering enhances our value proposition to vendors, customers and shareholders.

We employ advanced information technologies, including the implementation of a common ERP platform across essentially all of our business, to provide complete procurement, materials management and logistics coordination to our customers around the globe. Having a common ERP platform allows immediate visibility into the financials and operations of essentially all branches worldwide, enhancing decision-making and efficiency. Over the past two years, we have devoted significant resources to this initiative and we plan to have almost all of our locations aligned on one ERP platform in 2014.

The following table sets forth the contribution to our total revenues of our three reportable segments (in millions):

	Years Ended December 31,
	2013	2012	2011
Revenue:
United States	$2,863	$2,257	$917
Canada	773	591	305
International	660	566	419

Total Revenue	$4,296	$3,414	$1,641

Global Operations

Demand for our products is driven primarily by the level of oil and gas drilling, servicing and production refining and petrochemical activities. It is also influenced by the global economy in general and by government policies. Several factors have driven the long-term growth in spending including investment in energy infrastructure, the North American shale plays and market expectations of future developments in the oil, natural gas, liquids, refined products, petrochemical, plant maintenance and other industrial and energy sectors. Approximately half of our sales are attributable to multi-year MRO arrangements. MRO arrangements are generally repetitive activities that address recurring maintenance, repair, operational work, well hookups and drilling activities. Project activities, including facility expansions, exploration and new construction projects, are usually associated with customers’ capital expenditure budgets sometimes in association with their construction partners. We mitigate our exposure to price volatility by limiting the length of price protection on such projects which allows us to adjust pricing depending on factors that influence our supply chain.

We have benefited from several strategic acquisitions during the past few years, including Wilson and CE Franklin Ltd., both of which were completed in 2012. We have also expanded through several other acquisitions and organic investments around the world, including the U.S., Canada, England, Scotland, the United Arab Emirates, Russia and Kazakhstan.

Summary of Reportable Segments

We operate through three reportable segments: U.S., Canada and International. The table below is a summary of our three reportable segments.

	U.S.	Canada	International
Overview	Distributor of PVF, MRO supplies and related products to the upstream, midstream and downstream energy and industrial sectors
2013 Revenue	$2,863 million	$773 million	$660 million
Locations	Over 200	Over 70	Over 30
SKUs	More than 150,000 items
Select Products

MRO supplies, electrical products, mill tool & safety products, PVF, original equipment manufacturer (“OEM”) spare parts, artificial lift solutions, valve management solutions, fluid transfer products and supply chain solutions

Value-added Solutions	Same-day delivery, customer training, inventory and warehouse management, logistics, business process and performance metrics reporting
Representative Customers

Drilling contractors, E&P operators, well servicing companies, independent and national oil and gas companies, refineries, midstream operators, downstream energy processors and industrial manufacturers

United States

We have more than 200 locations in the U.S., which are geographically positioned to best serve the upstream, midstream and downstream energy and industrial markets. Our U.S. branch network was significantly expanded with the locations added through the Wilson acquisition, which has enabled us to broaden our customer base, leverage our inventory and purchasing power and enhance our position in the midstream and downstream energy and industrial markets.

Approximately 75% of our U.S. locations are Energy Branches. Our Energy Branches primarily serve the upstream and midstream sectors of the oil and gas industry with locations in every major land and offshore area of the country. Within our branch network, we have a team of sales and operations professionals trained in the products, applications and customer service required to support our customers as they drill, explore, produce, transport and refine oil and gas products. Our locations offer a comprehensive line of products, including line pipe, valves, fittings and flanges, OEM spare parts, mill supplies, tools, safety supplies, personal protective equipment and miscellaneous expendable items. We also have a team of technical professionals who provide expertise in applied products and applications, such as artificial lift systems, coatings, electrical products, gas meter runs and valve actuation. The midstream segment is served through many of the same Energy Branches, including the locations added as part of the Wilson acquisition.

The balance of our U.S. locations are Supply Chain locations, which serve the upstream and downstream energy and industrial end markets and our customer on-site locations. Through our network of upstream, downstream and industrial facilities staffed by skilled personnel, we provide products primarily to refineries, chemical companies, utilities, manufacturers and engineering and construction companies in the areas of the country where these markets are situated. Our primary product offering for the upstream, downstream and industrial markets includes all grades of pipe, valves, fittings, mill supplies, tools and safety supplies. Additionally, our upstream, downstream and industrial branches offer safety equipment, repair and maintenance, and also provide planning, sourcing and expediting of orders throughout the lifecycle of large capital projects. Our Supply Chain locations serve many oil and gas operators and drilling contractors. Supply Chain customers outsource procurement functions to us, which brings our sizeable vendor network to their doorstep and enables them to benefit from on-site management of their warehouses, inventory, materials, projects, logistics and manufacturing tool cribs. Customers engage our Supply Chain solutions to improve their bottom lines and accelerate their time to market through the identification and implementation of measurable operational efficiencies. To achieve this, we partner with our customers to review their current operations, allowing us to make informed recommendations regarding the restructuring of processes and inventories. Our Supply Chain solutions result in long term partnerships because they are customized to each customer’s requirements, guided by a strategic framework, and are not easily replicated.

We also have extensive one-stop shop specialty operations in the U.S. that provide our customers a unique way to purchase artificial lift, valves and valve actuation, measurement and controls, fluid transfer and flow optimization, which enables them to better focus on their core business. In these businesses, we provide additional value to our customers through the design, assembly, fabrication and optimization of products and equipment essential to the safe and efficient production of oil and gas.

Canada

We have a network of over 70 branches in the Canadian oilfield, predominantly in the oil rich provinces of Alberta and Saskatchewan in Western Canada. Our Canada segment primarily serves the energy exploration, production and drilling business, offering customers the same products and value-added solutions that we perform in the U.S. In Canada, we also provide training and supervise the installation of fiberglass pipe, supported by substantial inventory and product expertise on the ground to serve our customers.

International

We operate in over 20 countries and serve the needs of our international customers from more than 30 locations outside of the U.S. and Canada, all of which are strategically located in major oil and gas development areas. Our approach in these markets is similar to our approach in the U.S., as our customers look to us to provide inventory and support closer to their drilling and exploration activities. Our long legacy of operating in many international regions, combined with significant recent expansion into several new key markets, provides a significant competitive advantage as few of our competitors have a presence in all of these markets.

Distribution Industry Overview

The total addressable market for our core oil and gas industry offering is estimated to be approximately $20 billion in North America and significantly larger globally. The distribution industry is highly fragmented, comprised of a very small number of large players with global reach and a large number of small local and regional competitors. With thousands of smaller competitors, there are substantial opportunities for consolidation and product extensions.

Distribution companies act both as supply stores and supply chain management providers for their customers. Distributors deliver value to their customers by serving as a supply chain channel partner, managing vendor networks and carrying inventory of a wide range of products from numerous vendors at locations in close proximity to the end user.

Scale provides substantial advantages in the distribution industry, enhancing the value proposition for both vendors and customers. The ability to deliver predictable repeat business to the vendor network allows companies with scale the ability to purchase at competitive prices while also delivering value to those vendors and suppliers. In turn, distributors with scale are able to offer customers inventory at competitive prices and enable them to manage their own operations with lower inventory levels. Management believes that customers are increasingly centralizing purchasing operations and consolidating suppliers in an effort to reduce their procurement costs. This trend favors larger distributors with the product offering and geographic reach to supply customers across various geographies and industries.

Distribution companies with scale are thus able to extract economic rent from their businesses by offering a wide variety of SKUs at attractive volumes to vendors and prices to customers with minimal capital investment.

Our Market Sectors

We offer a diverse range of products across the energy and industrial markets in the U.S., Canada and internationally. There are thousands of manufacturers of the products used in the markets in which we operate and customers demand a high level of service, responsiveness and availability across a broad set of products from these vendors. These market dynamics make the distributor an essential element in the value chain. Our product offering is aligned to meet the needs of our customer base.

Energy Branches

Our Energy Branches are the legacy brick and mortar supply store operations that provide products to multiple upstream and midstream customers from a single location. These branches serve repeat account and walk-in retail customers, across a variety of pricing models. Products are inventoried in our branch warehouses based on local market needs and are delivered or available for pick-up as needed.

Supply Chain

Our Supply Chain group targets the upstream and downstream energy and industrial markets, in which our customers are generally contractually committed to source from us under a single business model that includes a fixed pricing structure. We are typically integrated into our customers’ facilities; have on-site NOW Inc. branches and inventory committed to a specific customer; perform duties otherwise managed by our customers; reach a broader customer segment to include upstream, downstream, industrial and manufacturing; manage third party materials on behalf of our customers; employ vending machines and/or tool cribs to store and dispense materials on-demand; and have a much greater component of technology to enable e-commerce and key performance indicators to be measured and reported specifically to each customer.

	Energy Branches	Supply Chain
Target End Markets	Upstream and midstream energy	Upstream, downstream energy and industrial
Offering	Branch locations supporting delivery and customer pick-up of a comprehensive range of upstream and midstream products and supplies	Dedicated customer on-site locations providing a tailored mix of downstream and industrial products
Locations	Over 270	Over 60
2013 Revenue	$3,581 million	$715 million

Products

We distribute a complete line of PVF, mill, tool, safety, electrical and artificial lift products, rig spares and energy and industrial MRO supplies used in numerous applications by our customers. The products we distribute are used many times in extreme operating conditions such as high pressure, high/low temperature, highly corrosive and abrasive environments. We carry a broad range of products to meet rapid and critical deliveries that our customers require in remote areas of service, which are often the same day and 24/7. Our extensive inventory and branch network allows us to better fulfill customer needs than smaller regional companies can. In many cases, we provide solutions to the last mile for the customer and to remote locations.

Pipe—Core products include carbon line pipe and stainless and alloy pipe. Carbon line pipe is typically used in high yield, high stress applications such as gathering and transmission of oil, natural gas and liquids. Stainless and alloy pipe is used in high temperature or highly corrosive applications. We also carry tubing (used to extract oil or natural gas from wells), as well fiberglass and PVC pipe used in various oil and gas applications. We carry an extensive line of pipe coated with fusion bond epoxy. We offer threading, grooving, cutting and other various coatings for the pipe. While we also offer oil country tubular goods, they comprise a very small portion of our pipe sales and inventory.

Valves—Products include ball, butterfly, gate, globe, check, needle and plug valves manufactured from cast steel, forged steel, stainless/alloy steel, ductile iron and carbon steel. Valves are used in the refinery, petrochemical and oilfield industries to control flow, direction, velocity and pressure within transmission systems. Valve actuators used for regulating flow and on/off service, as well as specialty valves used in process and oilfield applications, are carried in our inventory.

Fittings & Flanges—Steel fittings and flanges in carbon, stainless, alloy, low temperature, and high-yield applications are used to connect piping and valve systems for the transmission of liquids and gasses. Products that complement the lines such as fasteners, gaskets and instrumentation products are also included. These products are used in all segments of our business.

Mill, Tool, Safety and Electrical Products—Includes a wide range of products, such as hand tools, cutting and power tools, abrasives, chemicals and lubricants, paints and coatings, paper and janitorial supplies, welding products, personal protection equipment, respirator protection products, environmental monitoring equipment, safety showers and eyewash, fire products, batteries and various other supplies used by our customers. We also offer on-site safety solutions, equipment rentals, and dispensing solutions. Electrical products include cable, wire, lighting, motors and other product lines used in onshore and offshore drilling, marine, oil & gas and production industries.

Energy MRO items—A comprehensive range of products including chain, chokes, rope, hoses and hose parts, stuffing boxes, couplings, unions, belts bushings and expendables. Artificial lift products include plunger lifts, rod pumps and parts, polish rod and progressive cavity pumps. We also sell the NOV line of rig aftermarket spare parts, Mission products, fiberglass systems, Robbins & Myers, Inc. products, Mono, and many other brands manufactured by NOV.

Other—We also help our customers to source and procure a variety of other products that we do not generally inventory.

Solutions—We provide our customers an extensive array of solutions including multiple, scheduled and unscheduled deliveries, hookup trailers, zone store management, kitting, tagging and bundling of products. We interface with our customers electronically with system interfaces than can directly feed our customers ERP systems. We use the SAP™ suite for our ERP systems which is fully integrated and comprehensive in scope. We offer supply chain solutions to our customers that may or may not include products such as warehouse and inventory management, re-deployment of inventory, integrated supply and customized solution models.

Customers

Our primary customers are companies active in the upstream, midstream, and downstream sectors of the energy industry, including drilling contractors, well servicing companies, independent and national oil and gas companies, refineries, midstream operators and downstream energy processors. We also serve a diverse range of industrial and manufacturing companies across a broad spectrum of industries and end markets. We build long term relationships with our customers in order to continually meet or exceed their expectations and add value as a supply chain partner in the locations where they operate. Our products are typically critical to our customers’ operations, yet represent only a small fraction of the total project or facility cost. As a result, our customers seek suppliers with established qualifications and operational history to deliver high quality and reliable products that meet their requirements in a timely manner.

We believe our business will benefit from consolidation of purchasing among customers within the industry. As customers, particularly in the energy industry, increasingly aggregate purchases to improve efficiency and reduce costs, they increasingly partner with large distributors who can meet their needs for products in multiple locations around the world. In addition, we believe our business will benefit from consolidation among the energy companies we serve, as the larger resulting companies look to large distributors such as ourselves as their source of the products we represent.

No single customer represents more than 10% of our revenue. Our top 20 customers in aggregate represent approximately one-third of our revenue.

Competition

The distribution industries serving the energy and industrial end markets are competitive. These industries are highly fragmented, comprised of a limited number of large distributors, each with many locations, as well as numerous smaller regional and local players, many of which operate from a single location. While some large distributors, such as ourselves, compete in both markets, most players focus on either the energy or industrial end market. In the energy market, some of the larger companies against whom we compete include Apex Distribution Inc., Bell Supply Co., Edgen Group, Inc. (a subsidiary of Sumitomo Corp), Ferguson Enterprises, Inc. (a subsidiary of Wolseley, plc), MRC Global, Inc., Russell Metals, Inc. and Shale-Inland Holdings LLC. In the industrial end market, some of the larger companies against whom we compete include Ferguson Enterprises, Inc. (a subsidiary of Wolseley, plc), W.W. Grainger, Inc., HD Supply, Inc. and Fastenal Company.

Seasonal Nature of the Company’s Business

Historically, a portion of our business has experienced seasonal trends to some degree, which have varied by geographic region. In the U.S., activity has historically been higher during the summer and fall months. In Canada, certain E&P activities have declined in the spring due to seasonal thaws and regulatory restrictions limiting the ability of drilling rigs and transportation to operate effectively and safely during these periods. However, these activities have typically rebounded during the third and fourth quarters.

Employees

At December 31, 2013, we had more than 5,000 employees in total, of which approximately 500 were temporary employees. Less than one percent of our employees in the U.S. are subject to collective bargaining agreements. Some of our employees in various foreign locations are subject to collective bargaining agreements. We offer market competitive benefits for employees and opportunities for growth and advancement. We believe our relationship with our employees is good.

Acquisitions and Other Investments

The Company made the following acquisitions while a business segment of NOV or through Wilson as indicated:

Date	Acquisition	Country
1998	Dominion Oilfield Supply	Canada
1999	Continental Emsco Company (Wilson)	United States, Canada
1999	Dupre Supply	United States
2000	Hart Sales Company	United States
2000	Republic Supply Company	United States
2000	Texas Mill Supply (Wilson)	United States
2001	AMTEX Pump & Supply	United States
2001	DEMIJ	Netherlands
2001	Rye Supply	United States
2001	Texas Oil Works Supply	United States
2001	Van Leeuwen Pipe & Tube (Wilson)	United States
2002	STS Supply	United States
2003	LSI Specialty Electrical Products	United States
2003	Neven Handelsonderneming	Netherlands
2003	WTM Sales	United States
2004	Roma General Welding Services	Australia
2008	Sakhalin Outfitters	Russia
2010	Group KZ	Kazakhstan
2010	PLT	United States
2011	Capital Valves	United Kingdom
2012	CE Franklin	Canada
2012	Engco	Canada
2012	Wilson	United States, Canada, International

Environmental Matters

We are subject to a variety of federal, state, local, foreign and provincial environmental, health and safety laws, regulations and permitting requirements, including those governing the discharge of pollutants or hazardous substances into the air, soil or water, the generation, handling, use, management, storage and disposal of, or exposure to, hazardous substances and wastes, the responsibility to investigate, remediate, monitor and clean up contamination and occupational health and safety. Fines and penalties may be imposed for non-compliance with applicable environmental, health and safety requirements and the failure to have or to comply with the terms and conditions of required permits. Historically, the costs to comply with environmental and health and safety requirements have not been material to our financial position, results of operations or cash flows. We are not aware of any pending environmental compliance or remediation matters that, in the opinion of management, are reasonably likely to have a material effect on our business, financial position or results of operations or cash flows.

Exchange Rate Information

In this report, unless otherwise indicated, foreign currency amounts are converted into U.S. dollar amounts at the exchange rates in effect on December 31, 2013 and 2012 for balance sheet figures. Income statement figures are converted on a monthly basis, using each month’s average conversion rate.

Legal Proceedings

We have various claims, lawsuits and administrative proceedings that are pending or threatened, all arising in the ordinary course of business, with respect to commercial, product liability and employee matters. Although no assurance can be given with respect to the outcome of these or any other pending legal and administrative proceedings and the effect such outcomes may have, we believe any ultimate liability resulting from the outcome of such claims, lawsuits or administrative proceedings will not have a material adverse effect on our consolidated financial position, results of operations or cash flows. See “Index to Financial Statements” and the financial statements referenced therein.

PROPERTIES

As of December 31, 2013, we owned or leased over 300 facilities worldwide which totaled approximately 6 million square feet. Approximately 90% of our facilities worldwide are leased. Each location is comprised of offices, distribution centers and branches. The U.S. and Canada accounted for the majority of the total square footage. Owned facilities are not subject to any mortgages.

Location	Approximate number of facilities	Approximate size in square feet (in thousands)
United States	200	4,000
Canada	70	1,450
International	30	450

International locations include the following: Australia, Azerbaijan, Brazil, China, Colombia, Egypt, England, India, Indonesia, Kazakhstan, Mexico, Netherlands, Norway, Russia, Saudi Arabia, Scotland, Singapore and United Arab Emirates. We also have salespeople in Oman, Peru, Poland and South Africa.

DIVIDEND POLICY

We do not currently anticipate paying dividends on our common stock. We currently intend to retain our future earnings to support the growth and development of our business. The payment of future cash dividends, if any, will be at the discretion of our Board of Directors and will depend upon, among other things, our financial condition, results of operations, capital requirements and development expenditures, future business prospects and any restrictions imposed by future debt instruments. See “Risk Factors—Risks Relating to Our Common Stock—We cannot assure you that we will pay dividends on our common stock” included elsewhere in this information statement.

CAPITALIZATION

The following table sets forth (i) our historical capitalization as of December 31, 2013 and (ii) our adjusted capitalization assuming the separation and the distribution and the related transactions described in this information statement were effective December 31, 2013. The table should be read in conjunction with the audited combined financial statements and accompanying notes, the unaudited pro forma combined financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this information statement.

We are providing the capitalization table below for information purposes only. The capitalization table below may not reflect the capitalization or financial condition that would have resulted had we been operating as a separate, independent entity on December 31, 2013 and is not necessarily indicative of our future capitalization or financial condition (in millions):

	December 31, 2013
	Actual	As Adjusted
Net parent company investment / stockholders’ equity:
Common stock, at par value	$—	$ 1
Additional paid in capital	—	1,801
Net parent company investment	1,802	—
Accumulated other comprehensive income	—	—

Total net parent company investment / stockholders’ equity	1,802	1,802

Total capitalization	$1,802	$1,802

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The unaudited pro forma combined financial data of NOW Inc. has been derived from our historical combined financial statements included in this information statement. The pro forma adjustments give effect to the separation of NOW Inc. businesses into an independent publicly traded company in the spin-off. The unaudited pro forma combined financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical combined financial statements and the notes to those statements included in this information statement.

The unaudited pro forma combined statements of income for the year ended December 31, 2013 has been prepared as though the spin-off occurred as of January 1, 2013. The unaudited pro forma combined balance sheet at December 31, 2013 has been prepared as of that date. The pro forma adjustments are based on available information and assumptions that our management believes are reasonable; however, such adjustments are subject to change as the costs of operating as a stand-alone public company are determined. In addition, such adjustments are estimates and may not prove to be accurate.

The pro forma adjustments include:

•	The planned distribution of approximately 107 million shares of our common stock to NOV stockholders.

Our unaudited pro forma combined statements of income do not include adjustments for all of the costs of operating as a stand-alone public company, including possible higher information technology, tax, accounting, treasury, investor relations, insurance and other expenses related to being a stand-alone public company. Incremental costs and expenses associated with being a stand-alone public company, which are not reflected in the unaudited pro forma combined statements of income, are estimated to be approximately $45 million annually.

The unaudited pro forma combined financial data are for illustrative purposes only and do not reflect what our financial position and results of operations would have been had the spin-off occurred on the dates indicated and are not necessarily indicative of our future financial position and future results of operations.

The unaudited pro forma combined financial data constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Cautionary Statement Regarding Forward-Looking Statements” in this information statement.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

(In millions, except share data)

	December 31, 2013
	Historical	Pro Forma Adjustments		Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$101	$—		$101
Receivables, net	661	—		661
Inventories, net	850	—		850
Deferred income taxes	21	—		21
Prepaid and other current assets	29	—		29

Total current assets	1,662	—		1,662

Property, plant and equipment, net	102	—		102
Deferred income taxes	15	—		15
Goodwill	333	—		333
Intangibles, net	68	—		68
Other assets	3	—		3

Total assets	$2,183	$—		$2,183

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$264	$—		$264
Accrued liabilities	99	—		99
Accrued income taxes	—	—		—

Total current liabilities	363	—		363

Deferred income taxes	16	—		16
Other liabilities	2	—		2

Total liabilities	381	—		381

Commitments and contingencies
Stockholders’ equity
Common stock		1	(a)	1
Additional paid in capital	—	1,801	(a)	1,801
Net parent company investment	1,802	(1,802	)(a)	—
Accumulated other comprehensive income	—	—		—

Total net parent company investment/stockholders’ equity	1,802	—		1,802

Total liabilities and net parent company investment/stockholders’ equity	$2,183	$—		$2,183

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

(In millions, except per share data)

	Years Ended December 31, 2013
	Historical	Pro forma Adjustments	Pro Forma
Revenue	$4,296	$—	$4,296
Operating expenses
Cost of products	3,499	—	3,499
Operating and warehousing costs	412	–	412
Selling, general and administrative	161	—	161

Operating profit	224	—	224
Other income (expense), net	(2)	—	(2)

Income before income taxes	222	—	222
Provision for income taxes	75	—	75

Net income	$147	$—	$147

Basic earnings per share			$1.37	(b)

Diluted earnings per share			$1.37	(c)

Weighted average shares outstanding:
Basic			107	(b)

Diluted			107	(c)

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(a)	Represents the reclassification of NOV’s net investment in us, which was recorded in parent company equity, as part of additional paid-in capital and the balancing entry to reflect the par value of approximately 107 million outstanding shares of common stock at a par value of $0.01 per share. We have assumed the number of outstanding shares of common stock based on approximately 428 million NOV common shares outstanding at December 31, 2013, which would result in approximately 107 million shares being distributed to holders of NOV common shares, at a distribution ratio of one share of NOW Inc. common stock for every four shares of NOV common share.

(b)	Pro forma basic earnings per share and pro forma weighted average basic shares outstanding are based on the number of NOV common shares outstanding on December 31, 2013, adjusted for a distribution ratio of one share of NOW Inc. common stock for every four shares of NOV common stock.

(c)	Pro forma diluted earnings per share and pro forma weighted-average diluted shares outstanding reflect potential common shares from NOV equity plans in which our employees participate based on the distribution ratio. While the actual impact on a go-forward basis will depend on various factors, including employees who may change employment from one company to another, we believe the estimate yields a reasonable approximation of the future dilutive impact of NOW Inc. equity plans.

SELECTED COMBINED FINANCIAL DATA

The following selected financial data reflect the combined operations of NOW Inc. We derived the selected combined income statement data for the years ended December 31, 2013, 2012 and 2011 and the selected combined balance sheet data as of December 31, 2013 and 2012, from the audited combined financial statements of NOW Inc., which are included elsewhere in this information statement. We derived the selected combined income statement data for the years ended December 31, 2010 and 2009 and the combined balance sheet data as of December 31, 2011, 2010 and 2009, from the underlying financial records of NOW Inc., which were derived from the financial records of NOV, and which are not included in this information statement.

To ensure a full understanding, you should read the selected combined financial data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” including the pro forma results of operations that include the effects of Wilson and CE Franklin as they were acquired at the beginning of 2011, and the audited combined financial statements and accompanying notes included elsewhere in this information statement.

	Years Ended December 31, 2013
	2013	2012	2011	2010	2009
	(in millions)
Operating Data:
Revenue	$4,296	$3,414	$1,641	$1,414	$1,221
Operating profit	224	168	128	79	46
Net income	$147	$108	$85	$50	$29
Balance Sheet Data:
Working capital	$1,299	$1,491	$534	$544	$424
Total assets	$2,183	$2,373	$829	$777	$602
Total net parent company investment	$1,802	$1,971	$669	$646	$479

The Company acquired Wilson in the second quarter of 2012 and CE Franklin in the third quarter of 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Management’s discussion and analysis is the analysis of our financial performance and it includes a discussion of significant trends that may affect our future performance. It should be read in conjunction with the audited combined financial statements and accompanying notes included elsewhere in this information statement. It contains forward-looking statements, including, without limitation, statements relating to our plans, strategies, objectives, expectations and intentions. The words “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and similar expressions identify forward-looking statements. We do not undertake to update, revise or correct any of the forward-looking information unless required to do so under the federal securities laws. Readers are cautioned that such forward-looking statements should be read in conjunction with our disclosures under “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this information statement.

Overview of the Separation from NOV

On September 24, 2013, NOV announced its intention to pursue the separation of its distribution business from its other businesses and create a stand-alone, publicly traded corporation. This separation will be completed in accordance with a Separation and Distribution Agreement between NOV and NOW Inc. On the basis that the distribution, together with certain related transactions, qualifies as a reorganization for U.S. federal income tax purposes, in general, we expect, for U.S. federal income tax purposes, that no gain or loss will be recognized by U.S. Holders of NOV common stock, and no amount will be included in their income, upon their receipt of shares of NOW Inc. common stock in the distribution, except with respect to any cash received in lieu of fractional shares. NOV will distribute all of the shares of NOW Inc. common stock to NOV stockholders as of the record date for the distribution. Upon completion of the separation, NOV and NOW Inc. will each be separate, publicly traded companies and have separate management. For additional information, see “The Separation and the Distribution” included elsewhere in this information statement.

General Overview

We are a distributor to the oil and gas industry with a legacy of over one-hundred and fifty years operating in the oilfield. We operate primarily under the DistributionNOW and Wilson Export brands. Through our network of over 300 locations and over 5,000 employees worldwide, we stock and sell a comprehensive offering of energy products as well as an extensive selection of products for industrial applications. Our energy product offering is needed throughout all sectors of the oil and gas industry—from upstream drilling, completion and production to midstream infrastructure development to downstream petroleum refining—as well as in other industries, such as chemical processing, power generation and industrial manufacturing operations. The industrial distribution portion of our business targets a diverse range of manufacturing and other facilities across numerous industries and end markets. We also provide supply chain management to drilling contractors, exploration and production operators, pipeline operators, downstream energy and industrial manufacturing companies around the world. The addressable market of our core oil and gas industry offering is estimated to be approximately $20 billion in North America and significantly larger globally.

Our global product offering includes consumable MRO supplies, pipe, valves, fittings, flanges, line pipe, electrical, artificial lift solutions, mill tools, safety supplies and spare parts to support customers’ operations. We provide a one-stop shop value proposition within the oil and gas E&P market and particularly in targeted areas of artificial lift, measurement and controls, valve actuation and flow optimization. We also offer warehouse management, vendor integration and various inventory management solutions. Through focused effort, we have built expertise in providing application systems and parts integration, optimization solutions and after-sales support.

Our supply chain solutions include outsourcing the functions of procurement, inventory and warehouse management, logistics, business process and performance metrics reporting. This solutions offering allows us to leverage the infrastructure of our SAP™ ERP system to streamline the purchasing process for customers, from requisition to procurement to payment, by digitally managing approval routing and workflow and by providing robust reporting functionality.

We support major land and offshore operations for all the major oil and gas producing regions around the world through our comprehensive network of more than 270 Energy Branch locations. Our key markets beyond North America include Latin America, the North Sea, the Middle East, the Commonwealth of Independent States and Southeast Asia. Products sold through our Energy Branch locations support greenfield and expansion plant capital projects, midstream infrastructure, MRO and manufacturing consumables used in day-to-day production. We provide upstream and downstream energy and industrial products for petroleum refining, chemical processing, power generation and industrial manufacturing operations through more than 60 Supply Chain and customer on-site locations.

We stock or sell more than 150,000 SKUs through our branch network. Our supplier network consists of thousands of vendors in approximately 40 countries. From our operations in over 20 countries, we sell to customers operating in over 90 countries. The supplies and equipment stocked by each of our branches is customized to meet varied and changing local customer demands. The breadth and scale of our offering enhances our value proposition to vendors, customers and shareholders.

We employ advanced information technologies, including the implementation of a common ERP platform across essentially all of our business, to provide complete procurement, materials management and logistics coordination to our customers around the globe. Having a common ERP platform allows immediate visibility into the financials and operations of essentially all branches worldwide, enhancing decision-making and efficiency. Over the past two years, we have devoted significant resources to this initiative and we plan to have almost all of our locations aligned on one ERP platform in 2014.

Our revenues and operating results are related to the level of worldwide oil and gas drilling and production activities and the profitability and cash flow of oil and gas companies and drilling contractors, which in turn are affected by current and anticipated prices of oil and gas. Oil and gas prices have been and are likely to continue to be volatile. See “Risk Factors.” We conduct our operations through three business segments: United States, Canada and International. See “Business—Summary of Reportable Segments” for a discussion of each of these business segments.

Unless indicated otherwise, results of operations data are presented in accordance with GAAP. In an effort to provide investors with additional information regarding our results of operations, certain non-GAAP financial measures, including operating profit excluding other costs, operating profit percentage excluding other costs and diluted earnings per share excluding other costs, are provided. See “Non-GAAP Financial Measures and Reconciliations” in Results of Operations for an explanation of our use of non-GAAP financial measures and reconciliations to their corresponding measures calculated in accordance with GAAP.

Operating Environment Overview

Our results are dependent on, among other things, the level of worldwide oil and gas drilling, well remediation activity, the price of crude oil and natural gas, steel tubular prices, capital spending by other oilfield service companies and drilling contractors, and oil and gas inventory levels. Key industry indicators for the past three years include the following:

	2013*	2012*	2011*	% 2013 v 2012	% 2013 v 2011
Active Drilling Rigs:
U.S.	1,761	1,919	1,875	(8.2%)	(6.1%)
Canada	354	365	423	(3.0%)	(16.3%)
International	1,296	1,234	1,167	5.0%	11.1%

Worldwide	3,411	3,518	3,466	(3.0%)	(1.6%)
West Texas Intermediate Crude Prices (per barrel)	$97.91	$94.11	$94.90	4.0%	3.2%
Natural Gas Prices ($/mmbtu)	$3.72	$2.75	$4.00	35.3%	(7.0%)
Hot-Rolled Coil Prices (steel) ($/short ton)	$631.56	$658.68	$748.17	(4.1%)	(15.6%)

*	Averages for the years indicated. See sources below.

The following table details the U.S., Canadian, and international rig activity and West Texas Intermediate Oil prices for the past nine quarters ended December 31, 2013 on a quarterly basis:

Source: Rig count: Baker Hughes, Inc. (www.bakerhughes.com); West Texas Intermediate Crude Price: Department of Energy, Energy Information Administration (www.eia.doe.gov).

The average price per barrel of West Texas Intermediate Crude was $97.91 per barrel in 2013, an increase of 4% over the average price for 2012 of $94.11 per barrel. The average natural gas price was $3.72 per mmbtu, an increase of 35% compared to the 2012 average of $2.75 per mmbtu. Average rig activity worldwide decreased 3% for the full year in 2013 compared to 2012. The average crude oil price for the fourth quarter of 2013 was $97.34 per barrel and natural gas was $3.84 per mmbtu.

At February 7, 2014, there were 2,392 rigs actively drilling in the U.S. and Canada, compared to 2,020 rigs at December 31, 2013; an increase of 18.4% from year end 2013 levels. The price of oil increased to $99.98 per barrel and gas increased to $4.78 per mmbtu at February 7, 2014, representing a 1.8% increase in oil prices and an 11.9% increase in gas prices from the end of 2013.

Executive Summary

Following the credit market downturn, global recession, and lower commodity prices of 2009, we saw signs of recovery and stabilization in many of our markets beginning in 2010 and continuing through the end of 2011. In 2012, market activity diminished, with 2013 remaining flat through the year, but down as compared to the full year 2012. Excluding other costs, operating profit percentages were 5.3% of revenue compared to 6.0% in 2012. This decrease was primarily due to the contraction in the market and the inclusion of Wilson and CE Franklin, which traditionally produced lower operating margins.

The Company remains closely tied to rig count, particularly in the United States. In 2013, domestic rig counts declined, resulting in an average U.S. rig count in 2013 that was down 8.1% from the average U.S. rig count in 2012, and an average Canadian rig count in 2013 that was down 2.7% from the same period in 2012. As a result, pricing and sales volumes were under pressure as drilling contractors, oil companies, industrial manufacturers and processors reduced operating and capital expenditures and were more conscientious about pricing. Additionally, economic weakness may pressure oil prices, which could lead to further activity declines, particularly among North American operators who may rely on cash flows from gas production and/or external financing to fund their drilling operations. Internationally, rig count increased by 5.0% during the period.

Outlook

We are an organization with a strong financial position and the spin-off creates new opportunities for us to grow market share, expand product lines, markets and geographies and reinvest in our business in ways that could only be accomplished as a pure play, supply chain provider to the energy and industrial markets.

We believe we are well positioned and should benefit from our global infrastructure, broad product offering, diverse customer base, strong balance sheet and capitalization and access to credit. In the event of a market downturn, we also believe that our long history of cost control and downsizing in response to slowing market conditions, and of executing strategic acquisitions will enable us to capitalize on new opportunities to effect new organic growth and acquisition initiatives.

To dramatically enhance operational and back-office performance, we are migrating substantially all of our business onto one ERP platform in 2014. Our ERP standardization improves supply chain visibility, enables global inventory redeployment and expedites the movement of goods through the system while maximizing value to our customers.

The recovery of the world economy continues to move forward slowly and with a great deal of uncertainty amid regional economic worries. If such global economic uncertainties develop adversely, world oil and gas prices could be impacted which in turn could negatively impact the worldwide rig count and our future financial results.

Results of Operations

Years Ended December 31, 2013 and December 31, 2012

The following table summarizes the Company’s revenue and operating profit by operating segment in 2013 and 2012 (in millions):

	Years Ended December 31,		Variance
	2013	2012	$	%
Revenue:
United States	$2,863	$2,257	$606	26.8%
Canada	773	591	182	30.8%
International	660	566	94	16.6%

Total Revenue	$4,296	$3,414	$882	25.8%

Operating Profit:
United States	$134	$94	$40	42.6%
Canada	47	37	10	27.0%
International	43	37	6	16.2%

Total Operating Profit	$224	$168	$56	33.3%

Operating Profit %:
United States	4.7%	4.2%
Canada	6.1%	6.3%
International	6.5%	6.5%

Total Operating Profit %	5.2%	4.9%

United States

Revenue was $2,863 million for the year ended December 31, 2013, an increase of $606 million (26.8%) compared to the year ended December 31, 2012. This increase was primarily attributable to the acquisition of Wilson during the second quarter of 2012 which contributed approximately $680 million in incremental revenue from a full year 2013 compared to seven months of activity in 2012, offset by a slow-down in U.S. rig activity where the average rig count was down 8.2% which negatively affected revenues.

Operating profit was $134 million (which included $3 million in other costs related to acquisitions) for the year ended December 31, 2013, an increase of $40 million (42.6%) compared to $94 million for the year ended December 31, 2012. Operating profit percentage increased to 4.7%, from 4.2% in 2012. Excluding other costs for both periods, operating profit percentages were 4.8% and 5.5% for the years ended December 31, 2013 and 2012, respectively. The decrease primarily resulted from full period results from the Wilson acquisition, which included lower margins compared to the existing business.

Canada

Revenue was $773 million for the year ended December 31, 2013, an increase of $182 million (30.8%) compared to the year ended December 31, 2012. This increase was primarily attributable to the acquisition of CE Franklin during the third quarter of 2012 contributing approximately $195 million in incremental revenue associated with a full year in 2013 offset with a contracting market as evidenced by the declining active drilling rig count.

Operating profit was $47 million (which included $2 million in other costs related to acquisitions) for the year ended December 31, 2013, an increase of $10 million (27.0%) compared to $37 million for the year ended

December 31, 2012. Operating profit percentage decreased to 6.1% from 6.3% in 2012. Excluding other costs for both periods, operating profit percentages were 6.3% and 7.4% for the years ended December 31, 2013 and 2012, respectively. Increased volume was offset by the dilutive effect of combining the historically lower operating profit percentages produced by CE Franklin.

International

Revenue was $660 million for the year ended December 31, 2013, an increase of $94 million (16.6%) compared to the year ended December 31, 2012. An increase of $36 million was due to a full year of activity in 2013 compared to seven months of activity in 2012 associated with the acquisition of Wilson. The remainder is primarily due to strong growth in drilling activity as evidenced by the 5% increase in rig count.

Operating profit was $43 million for the year ended December 31, 2013, an increase of $6 million (16.2%) compared to $37 million for the year ended December 31, 2012. Operating profit percentage remained constant at 6.5% from 2012 to 2013. The dollar increase primarily resulted from the volume gains discussed above.

Cost of products

Cost of products was $3,499 million for the year ended December 31, 2013 compared to $2,803 million for the year ended December 31, 2012, an increase of $696 million. The increase was primarily related to approximately $600 million in costs associated with the Wilson and CE Franklin acquisitions in 2012, and greater costs associated with a change in product mix. Cost of products includes the cost of inventory sold and related items, such as vendor consideration, inventory allowances and inbound and outbound freight.

Operating and warehousing costs

Operating and warehousing costs were $412 million for the year ended December 31, 2013 compared to $315 million for the year ended December 31, 2012, an increase of $97 million. The increase was primarily related to the Wilson and CE Franklin acquisitions based on a full year impact compared to a partial year in 2012. Operating and warehousing costs include branch location and distribution center expenses (including costs such as compensation, benefits and rent).

Selling, general and administrative expenses

Selling, general and administrative expenses were $161 million for the year ended December 31, 2013 compared to $128 million for the year ended December 31, 2012. The Wilson and CE Franklin acquisitions contributed approximately $37 million to selling, general and administrative expenses based on a full year compared to a partial year in 2012. The costs slightly were offset by reduced administrative redundancies. Selling, general and administrative expenses include regional and corporate expenses (including costs such as compensation, benefits and rent).

Other income (expense), net

Other income (expense), net were expenses of $2 million for the year ended December 31, 2013 compared to $3 million for the year ended December 31, 2012. This decrease was primarily due to lower foreign exchange losses.

Provision for income taxes

The effective tax rate for the year ended December 31, 2013 was 33.8% compared to 34.5% for 2012. Compared to the U.S. statutory rate, the effective tax rate was positively impacted in the period by the release of an uncertain tax position related to transfer pricing in Canada. The effective tax rate during both periods was impacted by lower tax rates on income earned in foreign jurisdictions that is permanently reinvested, offset by nondeductible expenses and state income tax.

Years Ended December 31, 2012 and December 31, 2011

The following table summarizes the Company’s revenue and operating profit by operating segment in 2012 and 2011 (in millions):

	Years Ended December 31,		Variance
	2012	2011	$	%
Revenue:
United States	$2,257	$917	$1,340	146.1%
Canada	591	305	286	93.8%
International	566	419	147	35.1%

Total Revenue	$3,414	$1,641	$1,773	108.0%

Operating Profit:
United States	$94	$73	$21	28.8%
Canada	37	30	7	23.3%
International	37	25	12	48.0%

Total Operating Profit	$168	$128	$40	31.3%

Operating Profit %:
United States	4.2%	8.0%
Canada	6.3%	9.8%
International	6.5%	6.0%

Total Operating Profit %	4.9%	7.8%

United States

Revenue was $2,257 million for the year ended December 31, 2012, an increase of $1,340 million (146.1%) compared to the year ended December 31, 2011. The acquisition of Wilson during the second quarter of 2012 contributed approximately $1,195 million in incremental revenue paired with the U.S. experiencing increased activity in the shale plays during 2012.

Operating profit was $94 million (which included $30 million in other costs related to acquisitions) for the year ended December 31, 2012, an increase of $21 million (28.8%) compared to $73 million for the year ended December 31, 2011. Operating profit percentage decreased to 4.2%, from 8.0% in 2011 due to the impact of the lower-margin businesses acquired paired with the $30 million other costs incurred for the cost of inventory that was stepped up to fair value related to purchase accounting.

Canada

Revenue was $591 million for the year ended December 31, 2012, an increase of $286 million (93.8%) compared to the year ended December 31, 2011. This increase was primarily attributable to the acquisition of CE Franklin during the third quarter of 2012 contributing approximately $242 million in incremental revenue paired with the execution of a large new customer contract in the beginning of 2012.

Operating profit was $37 million (which included $7 million in other costs related to acquisitions) for the year ended December 31, 2012, an increase of $7 million (23.3%) compared to $30 million for the year ended December 31, 2011. Operating profit percentage decreased to 6.3% from 9.8% in 2011. The operating profit percentage decline was primarily due to the effect of combining the historically lower operating margins produced by CE Franklin.

International

Revenue was $566 million for the year ended December 31, 2012, an increase of $147 million (35.1%) compared to the year ended December 31, 2011. This increase was attributable to the acquisition of Wilson during the second quarter of 2012 adding approximately $70 million of revenue with the remainder attributed to increased drilling activity.

Operating profit was $37 million for the year ended December 31, 2012, an increase of $12 million (48.0%) compared to $25 million for the year ended December 31, 2011. Operating profit percentage increased to 6.5%, from 6.0% in 2011. In 2012, synergies realized in the business, primarily facility consolidations, drove operating profit percentage gains.

Cost of products

Cost of products was $2,803 million for the year ended December 31, 2012 compared to $1,283 million for the year ended December 31, 2011, an increase of $1,520 million. The Wilson and CE Franklin acquisitions, in 2012, contributed approximately $1,260 million of the increase, with the remaining increase due to greater sales in 2012. Cost of products includes the cost of inventory sold and related items, such as vendor consideration, inventory allowances and inbound and outbound freight.

Operating and warehousing costs

Operating and warehousing costs were $315 million for the year ended December 31, 2012 compared to $157 million for the year ended December 31, 2011, an increase of 101%. The Wilson and CE Franklin acquisitions, in 2012, contributed approximately $130 million. Operating and warehousing costs include branch location and distribution center expenses (including costs such as compensation, benefits and rent).

Selling, general and administrative expenses

Selling, general and administrative expenses were $128 million for the year ended December 31, 2012 compared to $73 million for the year ended December 31, 2011. This increase was primarily attributed to the Wilson and CE Franklin acquisitions contributing approximately $60 million of the increase. Selling, general and administrative expenses include regional and corporate expenses (including costs such as compensation, benefits and rent).

Other income (expense), net

Other income (expense), net were expenses of $3 million for the year ended December 31, 2012 compared to nil for the year ended December 31, 2011. This increase was primarily due to increased foreign exchange losses.

Provision for income taxes

The effective tax rate for the year ended December 31, 2012 was 34.5% compared to 33.6% for 2011. Compared to the U.S. statutory rate, the effective tax rate was positively impacted in the period by the effect of lower tax rates on income earned in foreign jurisdictions. The effective tax rate was negatively impacted by foreign dividends net of foreign tax credits, nondeductible expenses, and state income tax.

Pro Forma Results of Operations

The pro forma financial information is presented for informational purposes only to present the results of operations that would have been achieved if the acquisitions had taken place at the beginning of each of the periods presented. The information presented may not be indicative of future operations. The pro forma financial information for all periods presented includes the business combination accounting effect on historical Wilson and CE Franklin revenues, adjustments to depreciation on acquired property, amortization charges from acquired intangible assets and related tax effects. Pro forma revenue adjustments added $1,199 million and $2,619 million of revenue in 2012 and 2011, respectively. Pro forma operating profit adjustments added $85 million (includes adding back $30 million in post-acquisition transaction costs) and $96 million in operating profit in 2012 and 2011, respectively. These amounts are estimates and may not reflect future operations of the acquired entities.

Years Ended December 31, 2013 and December 31, 2012 — Pro Forma

The following table summarizes the Company’s revenue and operating profit by operating segment in 2013 and 2012 (in millions):

	Years Ended December 31,		Variance
	2013	2012	$	%
Revenue:
United States	$2,863	$3,109	$(246)	(7.9%)
Canada	773	893	(120)	(13.4%)
International	660	611	49	8.0%

Total Revenue	$4,296	$4,613	$(317)	(6.9%)

Operating Profit:
United States	$134	$158	$(24)	(15.2%)
Canada	47	60	(13)	(21.7%)
International	43	35	8	22.9%

Total Operating Profit	$224	$253	$(29)	(11.5%)

Operating Profit %:
United States	4.7%	5.1%
Canada	6.1%	6.7%
International	6.5%	5.7%

Total Operating Profit %	5.2%	5.5%

United States

Revenue was $2,863 million for the year ended December 31, 2013, a decrease of $246 million (7.9%) compared to the year ended December 31, 2012. The decrease was caused primarily by a slow-down in U.S. rig activity where the average rig count was down 8.2% from an average of 1,761 active rigs in 2013.

Operating profit was $134 million for the year ended December 31, 2013, a decrease of $24 million (15.2%) compared to the year ended December 31, 2012. Operating profit percentage decreased to 4.7%, from 5.1% in 2012. The decrease primarily resulted from the contraction in the U.S. market, resulting in competitive pricing pressure.

Canada

Revenue was $773 million for the year ended December 31, 2013, a decrease of $120 million (13.4%) compared to the year ended December 31, 2012. This was primarily caused by a contracting market.

Operating profit was $47 million for the year ended December 31, 2013, a decrease of $13 million (21.7%) compared to the year ended December 31, 2012. Operating profit percentage decreased to 6.1%, from 6.7% in 2012. The decline resulted from reduced volumes with competitive pricing pressure.

International

Revenue was $660 million for the year ended December 31, 2013, increase of $49 million (8.0%) compared to the year ended December 31, 2012. The increase was primarily due to strong growth in international drilling activity.

Operating profit was $43 million for the year ended December 31, 2013, an increase of $8 million (22.9%) compared to the year ended December 31, 2012. Operating profit percentage increased to 6.5%, from 5.7% in 2012. Increased volume and synergies realized in the business (facility consolidations) drove operating profit percentage gains.

Pro Forma Results of Operations

Years Ended December 31, 2012 and December 31, 2011 — Pro Forma

The following table summarizes the Company’s revenue and operating profit by operating segment in 2012 and 2011 (in millions):

	Years Ended December 31,		Variance
	2012	2011	$	%
Revenue:
United States	$3,109	$2,888	$221	7.7%
Canada	893	858	35	4.1%
International	611	514	97	18.9%

Total Revenue	$4,613	$4,260	$353	8.3%

Operating Profit:
United States	$158	$148	$10	6.8%
Canada	60	48	12	25.0%
International	35	27	8	29.6%

Total Operating Profit	$253	$223	$30	13.5%

Operating Profit %:
United States	5.1%	5.1%
Canada	6.7%	5.6%
International	5.7%	5.3%

Total Operating Profit %	5.5%	5.2%

United States

Revenue was $3,109 million for the year ended December 31, 2012, an increase of $221 million (7.7%) compared to the year ended December 31, 2011. The growth in the United States segment during 2012 resulted primarily from increased shale play activities during 2012.

Operating profit was $158 million for the year ended December 31, 2012, an increase of $10 million (6.8%) compared to 2011. Operating profit percentage remained constant at 5.1%, from 2011 to 2012. Operating profit improved from 2011 due to increased volume as discussed above.

Canada

Revenue was $893 million for the year ended December 31, 2012, an increase of $35 million (4.1%) compared to the year ended December 31, 2011. Advances in the Canada segment during 2012 resulted primarily from the execution of a large new customer contract.

Operating profit was $60 million for the year ended December 31, 2012, an increase of $12 million (25.0%) compared to 2011. Operating profit gains resulted from additional volumes at a more favorable mix.

International

Revenue was $611 million for the year ended December 31, 2012, an increase of $97 million (18.9%) compared to the year ended December 31, 2011. The growth in the International segment revenues during 2012 was driven by increased drilling activity.

Operating profit was $35 million for the year ended December 31, 2012, an increase of $8 million (29.6%) compared to 2011. This increase was primarily driven by increased volume at comparable operating profit percent.

Non-GAAP Financial Measures and Reconciliations

In an effort to provide investors with additional information regarding our results as determined by GAAP, we disclose various non-GAAP financial measures. The primary non-GAAP financial measures we focus on are: (i) operating profit excluding other costs and (ii) operating profit percentage excluding other costs. Each of these financial measures excludes the impact of certain nonrecurring items and therefore has not been calculated in accordance with GAAP. A reconciliation of each of these non-GAAP financial measures to its most comparable GAAP financial measure is included below.

We use these non-GAAP financial measures internally to evaluate and manage the Company’s operations because we believe it provides useful supplemental information regarding the Company’s on-going economic performance. We have chosen to provide this information to investors to enable them to perform more meaningful comparisons of operating results and as a means to emphasize the results of on-going operations.

The following tables set forth the reconciliations of these non-GAAP financial measures to their most comparable GAAP financial measures (in millions):

	Years Ended December 31,
	2013	2012	2011
Reconciliation of operating profit:
GAAP operating profit	$224	$168	$128
Other costs:
United States	3	30	—
Canada	2	7	—
International	—	—	1

Operating profit excluding other costs	$229	$205	$129

	Years Ended December 31,
	2013	2012	2011
Reconciliation of operating profit %:
GAAP operating profit %
United States	4.7%	4.2%	8.0%
Canada	6.1%	6.3%	9.8%
International	6.5%	6.5%	6.0%

Operating profit %	5.2%	4.9%	7.8%

Other costs %:
United States	0.1%	1.3%	0.0%
Canada	0.2%	1.1%	0.0%
International	0.0%	0.0%	0.2%

Other costs %	0.1%	1.1%	0.1%

Operating profit excluding other costs %
United States	4.8%	5.5%	8.0%
Canada	6.3%	7.4%	9.8%
International	6.5%	6.5%	6.2%

Operating profit excluding other costs %	5.3%	6.0%	7.9%

Other costs primarily include the cost of inventory that was stepped up to fair value during purchase accounting related to the acquisitions of Wilson in May of 2012 and CE Franklin in July of 2012.

Liquidity and Capital Resources

We assesses liquidity in terms of our ability to generate cash to fund operating, investing and financing activities. We remain in a strong financial position, with resources available to reinvest in existing businesses, strategic acquisitions and capital expenditures to meet short- and long-term objectives. We believe that cash on hand, cash generated from expected results of operations and amounts available under our revolving credit facility will be sufficient to fund operations, anticipated working capital needs and other cash requirements such as capital expenditures. We estimate our capital expenditures in 2014 to be in the range of $40 to $50 million and are expected to be financed primarily by internally generated funds, cash on hand and proceeds from our credit facility.

As of December 31, 2013 and 2012, we had cash and cash equivalents of $101 million and $138 million, respectively. For both December 31, 2013 and 2012, $86 million of our cash and cash equivalents was maintained in the accounts of our various foreign subsidiaries and, if such amounts were transferred among countries or repatriated to the U.S., such amounts may be subject to additional tax liabilities, which would be recognized in our financial statements in the period during which such decision was made. We currently have the intent and ability to permanently reinvest the cash held by our foreign subsidiaries and there are currently no plans for the repatriation of such amounts.

The following table summarizes our net cash flows provided by (used in) operating activities, net cash used in investing activities and net cash provided by (used in) financing activities for the periods presented (in millions):

	Years Ended December 31,
	2013	2012	2011
Net cash provided by (used in) operating activities	$317	$(12)	$(3)
Net cash used in investing activities	(54)	(1,127)	(34)
Net cash provided by (used in) financing activities	(299)	1,184	(38)

Fiscal year 2013 compared to fiscal year 2012

Net cash provided by operating activities served as the primary source of liquidity. Net cash flows provided by operating activities in 2013 were $317 million, up from $12 million used in 2012. Net income increased to $147 million in 2013 compared to $108 million in 2012 primarily due to the full year impact from 2012 acquisitions. Net changes in operating assets and liabilities, net of acquisitions, provided $138 million in 2013 compared to deficit of $132 million in 2012. The improvement was primarily due to a $23 million reduction in receivables as a result of improved collections and a decrease of $158 million in inventory as management actively reduced inventory levels in line with lower market volumes. Adjustments to reconcile net income to net cash provided by operating activities was $32 million in 2013 compared to $12 million in 2012 driven by higher depreciation and amortization combined with a favorable change in deferred income taxes.

Net cash used in investing activities in 2013 was $54 million compared to cash used in 2012 at $1,127 million. Cash used in 2013 was mainly due to $55 million of capital expenditures primarily related to warehouse and office facilities necessitated by consolidating facilities. Cash used in 2012 was mainly related to $1,113 million in business acquisitions related to Wilson and CE Franklin.

Net cash used in financing activities for 2013 was $299 million, compared to $1,184 million provided by financing activities in 2012 associated with net contributions to the parent company.

Fiscal year 2012 compared to fiscal year 2011

Net cash used in operating activities was $12 million in 2012 compared to net cash used in operating activities of $3 million in 2011. The 2012 results included net income of $108 million compared to $85 million in 2011 primarily due to higher revenues associated with the Wilson acquisition. Net changes in operating assets and liabilities, net of acquisitions, used $132 million in 2012 compared to deficit of $87 million in 2011 mainly due to a $25 million growth in receivables as a result of higher revenues and an $87 million increase in inventory related to increased customers demand. Adjustments to reconcile net income to net cash provided by operating activities was $12 million compared to a use of $1 million in 2011 mainly due to higher depreciation and amortization partially offset by favorable change in deferred income taxes.

Net cash used in investing activities in 2012 was $1,127 million, up $1,093 million from 2011, driven by 2012 acquisition activity.

Net cash provided by financing activities for 2012 was $1,184 million, compared to $38 million used in financing activities in 2011 associated with net distributions from parent company.

Other

The effect of the change in exchange rates on cash flows was a decrease of $1 million, an increase of $2 million and an increase of $3 million for the years ended December 31, 2013, 2012 and 2011, respectively.

We believe that cash on hand, cash generated from operations and amounts available under our credit facility and from other sources of debt will be sufficient to fund operations, working capital needs, capital expenditure requirements and financing obligations.

A summary of the Company’s outstanding contractual obligations at December 31, 2013 is as follows (in millions):

		Payment Due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Contractual Obligations:
Operating leases	230	62	71	45	52

Total Contractual Obligations	$230	$62	$71	$45	$52

New Accounting Policies

The adoption of certain new financial accounting pronouncements has not had, and is not expected to have, a material effect on our financial statements.

Critical Accounting Policies and Estimates

In preparing the financial statements, we make assumptions, estimates and judgments that affect the amounts reported. We periodically evaluate our estimates and judgments that are most critical in nature which are related to allowance for doubtful accounts; inventory reserves; goodwill; purchase price allocation of acquisitions; vendor consideration and income taxes. Our estimates are based on historical experience and on our future expectations that we believe are reasonable. The combination of these factors forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results are likely to differ from our current estimates and those differences may be material.

Allowance for Doubtful Accounts

We grant credit to our customers, which operate primarily in the oil and gas industry. Concentrations of credit risk are limited because we have a large number of geographically diverse customers, thus spreading trade credit risk. We control credit risk through credit evaluations, credit limits and monitoring procedures. We perform periodic credit evaluations of our customers’ financial condition and generally do not require collateral, but may require letters of credit for certain international sales. Credit losses are provided for in the financial statements. Allowances for doubtful accounts are determined based on a continuous process of assessing the Company’s portfolio on an individual customer basis taking into account current market conditions and trends. This process consists of a thorough review of historical collection experience, current aging status of the customer accounts, and financial condition of the Company’s customers. Based on a review of these factors, the Company will establish or adjust allowances for specific customers. At December 31, 2013 and 2012, allowance for doubtful accounts totaled $22 million and $15 million, or 3.2% and 2.1% of gross accounts receivable, respectively.

Historically, the Company’s charge-offs and provisions for the allowance for doubtful accounts have been immaterial to the Company’s combined financial statements. However, changes in estimates could become material in future periods.

Inventory Reserves

Inventories consist of oilfield and industrial finished goods. Inventories are stated at the lower of cost or market and using average cost methods. Allowances for excess and obsolete inventories are determined based on our historical usage of inventory on-hand as well as our future expectations. The Company’s estimated carrying value of inventory therefore depends upon demand driven by oil and gas drilling and well remediation activity, which depends in turn upon oil and gas prices, the general outlook for economic growth worldwide, available financing for the Company’s customers, political stability in major oil and gas producing areas, and the potential obsolescence of various types of products we stock, among other factors. At December 31, 2013 and 2012, inventory reserves totaled $31 million and $32 million, or 3.5% and 3.1% of gross inventory, respectively.

Changes in our estimates could be material under weaker market conditions or outlook.

Goodwill

The Company has approximately $333 million of goodwill as of December 31, 2013. Generally accepted accounting principles require the Company to test goodwill for impairment at least annually or more frequently whenever events or circumstances occur indicating that might be impaired. Events or circumstances which could indicate a potential impairment include, but not limited to: further sustained declines in worldwide rig counts below current analysts’ forecasts, collapse of spot and futures prices for oil and gas, significant deterioration of external financing for our customers, higher risk premiums or higher cost of equity. The annual impairment test is performed during the fourth quarter of each year. Based on its analysis, the Company did not report any impairment of goodwill for the years ended December 31, 2013, 2012 and 2011.

Purchase Price Allocation of Acquisitions

The Company allocates the purchase price of an acquired business to its identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the amount allocated to the assets and liabilities, if any, is recorded as goodwill. The Company uses all available information to estimate fair values including quoted market prices, the carrying value of acquired assets, and widely accepted valuation techniques such as discounted cash flows. The Company engages third-party appraisal firms to assist in fair value determination of inventories, identifiable intangible assets, and any other significant assets or liabilities when appropriate. The judgments made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, could materially impact the Company’s results of operations.

Vendor Consideration

The Company receives funds from vendors in the normal course of business, principally as a result of purchase volumes. Generally, these vendor funds do not represent the reimbursement of specific, incremental and identifiable costs incurred by the Company to sell the vendor’s product. Therefore, the Company treats these funds as a reduction of inventory when purchased and once these goods are sold to third parties the associated amount is credited to cost of sales. The Company develops accrual rates for vendor consideration based on the provisions of the arrangements in place, historical trends, purchases and future expectations. Due to the complexity and diversity of the individual vendor agreements, the Company performs analyses and reviews historical trends throughout the year and confirms actual amounts with select vendors to ensure the amounts earned are appropriately recorded. Amounts accrued throughout the year could be impacted if actual purchase volumes differ from projected annual purchase volumes, especially in the case of programs that provide for increased funding when graduated purchase volumes are met.

Income Taxes

The Company is a U.S. registered company and is subject to income taxes in the U.S. The Company operates through various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates of the countries in which the Company operates and income is earned.

The Company’s annual tax provision is based on taxable income, statutory rates and tax planning opportunities available in the various jurisdictions in which it operates. The determination and evaluation of the annual tax provision and tax positions involves the interpretation of the tax laws in the various jurisdictions in which the Company operates. It requires significant judgment and the use of estimates and assumptions regarding significant future events such as the amount, timing and character of income, deductions and tax credits. Changes in tax laws, regulations, and treaties, foreign currency exchange restrictions or the Company’s level of operations or profitability in each jurisdiction could impact the tax liability in any given year. The Company also operates in many jurisdictions where the tax laws relating to the pricing of transactions between related parties are open to interpretation, which could potentially result in aggressive tax authorities asserting additional tax liabilities with no offsetting tax recovery in other countries.

The Company maintains liabilities for estimated tax exposures in jurisdictions of operation. The annual tax provision includes the impact of income tax provisions and benefits for changes to liabilities that the Company considers appropriate, as well as related interest. Tax exposure items primarily include potential challenges to intercompany pricing and certain operating expenses that may not be deductible in foreign jurisdictions. These exposures are resolved primarily through the settlement of audits within these tax jurisdictions or by judicial means. The Company is subject to audits by federal, state and foreign jurisdictions which may result in proposed assessments. The Company believes that an appropriate liability has been established for estimated exposures under the guidance in ASC Topic 740 “Income Taxes”. However, actual results may differ materially from these estimates. The Company reviews these liabilities quarterly and to the extent audits or other events result in an adjustment to the liability accrued for a prior year, the effect will be recognized in the period of the event.

The Company has not provided for deferred taxes on the unremitted earnings of certain subsidiaries that are permanently reinvested. Should the Company make a distribution from the unremitted earnings of these subsidiaries, the Company may be required to record additional taxes. Unremitted earnings of these subsidiaries were $87 million and $97 million at December 31, 2013 and 2012, respectively. The Company makes a determination each period whether to permanently reinvest these earnings. If, as a result of these reassessments, the Company distributes these earnings in the future, additional tax liabilities would result, offset by any available foreign tax credits.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodity Price Risk

The Company’s business is sensitive to steel tubular prices, which can impact our product pricing. While we cannot predict steel prices, we manage this risk by managing our inventory levels, including maintaining sufficient quantity on hand to meet demand, while reducing the risk of overstocking.

Foreign Currency Risk

The Company has operations in foreign countries. The net assets and liabilities of these operations are exposed to changes in foreign currency exchange rates, although such fluctuations generally do not affect income since their functional currency is typically the local currency. These operations also have net assets and liabilities not denominated in the functional currency, which exposes the Company to changes in foreign currency exchange rates that impact income. During the years ended December 31, 2013, 2012 and 2011, the Company reported foreign currency losses of $2 million, $3 million and nil, respectively. Gains and losses are primarily due to exchange rate fluctuations related to monetary asset balances denominated in currencies other than the functional currency and adjustments to hedged positions as a result of changes in foreign currency exchange rates. Strengthening of currencies against the U.S. dollar may create losses in future periods to the extent the Company maintains net assets and liabilities not denominated in the functional currency of the countries using the local currency as its functional currency.

Some of the Company’s revenues in foreign countries are denominated in U.S. dollars, and therefore, changes in foreign currency exchange rates impact earnings to the extent that costs associated with those U.S. dollar revenues are denominated in the local currency. Similarly some of the Company’s revenues are denominated in foreign currencies, but have associated U.S. dollar costs, which also give rise to foreign currency exchange rate exposure. In order to mitigate that risk, the Company may utilize foreign currency forward contracts to better match the currency of its revenues and associated costs.

CORPORATE GOVERNANCE AND MANAGEMENT

Executive Officers Following the Distribution

The following table sets forth information as of May 1, 2014 regarding the individuals who are expected to serve as executive officers following the distribution. After the distribution, none of these individuals will continue to be employees of NOV.

Name	Position(s)	Age
Merrill A. Miller, Jr.	Executive Chairman	63
Robert R. Workman	President and Chief Executive Officer	45
Daniel L. Molinaro	Senior Vice President and Chief Financial Officer	67
Raymond W. Chang	Vice President and General Counsel	43
David A. Cherechinsky	Vice President, Corporate Controller and Chief Accounting Officer	50

There are no family relationships among any of the executive officers named above. Each executive officer of NOW Inc. will hold office from the date of election until a successor is elected.

Mr. Miller was elected Executive Chairman of NOW Inc. on February 20, 2014. Mr. Miller has been a Director of NOV since May 2001 and Chairman of the Board since July 22, 2005. He also served as Chairman of the Board from May 2002 through March 11, 2005. Mr. Miller has served as Executive Chairman of NOV since February 2014. He served as Chief Executive Officer from May 2001 until February 2014. He served as President from November 2000 until December 2012. He also served as NOV’s Chief Operating Officer from November 2000 through March 11, 2005. He has served in various senior executive positions with National Oilwell since February 1996. Mr. Miller also serves as a director of Chesapeake Energy Corporation, a company engaged in the development, acquisition, production, exploration, and marketing of onshore oil and natural gas properties in the United States.

Mr. Workman was elected President and Chief Executive Officer of NOW Inc. on February 20, 2014. Mr. Workman has served as NOV’s President—Distribution Services since January 2001. He previously served NOV starting in 1991 in various managerial positions with the distribution business group. He also previously served as the Chairman of the Petroleum Equipment Suppliers Association.

Mr. Molinaro was elected Senior Vice President and Chief Financial Officer of NOW Inc. on February 20, 2014. Mr. Molinaro has served as NOV’s Vice President since 2003 and has served as NOV’s Treasurer since 1987. Prior to that, he was Controller of the Oilwell Division of U.S. Steel Corporation (“USX”). He started with USX in 1968, and has held various managerial positions in auditing, accounting and finance.

Mr. Chang was elected Vice President and General Counsel of NOW Inc. on February 20, 2014. Mr. Chang has served as NOV’s Vice President, Assistant General Counsel and Assistant Secretary since 2009. He previously served NOV starting in 2001 in various positions within its legal department. Prior to joining NOV, he was an associate at the law firm of Baker & McKenzie from 1997 until 2001.

Mr. Cherechinsky was elected Vice President, Corporate Controller and Chief Accounting Officer of NOW Inc. on February 20, 2014. Mr. Cherechinsky has served as Vice President—Finance for NOV’s distribution business group since 2003, and as Vice President—Finance for NOV’s Distribution & Transmission business segment since 2011. He previously served NOV starting in 1989 in various corporate roles, including internal auditor, credit management and business analyst.

Board of Directors Following the Distribution

The following table sets forth information, as of May 1, 2014, regarding certain individuals who are expected to serve as members of our Board of Directors following the distribution. After the distribution, none of these individuals will continue to be directors or employees of NOV. In each case, such appointments are expected to become effective on or prior to the distribution date.

Name	Age

Merrill A. Miller, Jr.	63

Robert R. Workman	45

Rodney W. Eads	63

J. Wayne Richards	54

Set forth below is biographical information about the expected directors identified above, as well as a description of the specific skills and qualifications such candidates are expected to provide to our Board of Directors.

Mr. Miller was elected Executive Chairman of NOW Inc. on February 20, 2014. Mr. Miller has been a Director of NOV since May 2001 and Chairman of the Board since July 22, 2005. He also served as Chairman of the Board from May 2002 through March 11, 2005. Mr. Miller has served as Executive Chairman of NOV since February 2014. He served as Chief Executive Officer from May 2001 until February 2014. He served as President from November 2000 until December 2012. He also served as NOV’s Chief Operating Officer from November 2000 through March 11, 2005. He has served in various senior executive positions with National Oilwell since February 1996. Mr. Miller also serves as a director of Chesapeake Energy Corporation, a company engaged in the development, acquisition, production, exploration, and marketing of onshore oil and natural gas properties in the United States.

Skills and Qualifications: Mr. Miller has been an officer of a publicly traded company since 1996, occupying positions of increasing importance from business group president, to COO, to CEO. Mr. Miller has extensive experience with the distribution business and the oil service industry. Mr. Miller has an MBA degree, and is a graduate of the US Military Academy, West Point. Mr. Miller has also gained valuable outside board experience from his previous tenure as a director of Penn Virginia Corporation and his current tenure as a director of Chesapeake Energy Corporation.

Mr. Workman was elected President and Chief Executive Officer of NOW Inc. on February 20, 2014. Mr. Workman has served as NOV’s President—Distribution Services since January 2001. He previously served NOV starting in 1991 in various managerial positions with the distribution business group. He also previously served as the Chairman of the Petroleum Equipment Suppliers Association.

Skills and Qualifications: Mr. Workman’s 23-year career in the distribution business and, following the distribution, as President and CEO of NOW Inc., makes him uniquely and well qualified to serve as a director. Mr. Workman’s extensive experience in the industry makes his service as a director invaluable to the company.

Mr. Eads currently serves as President of Eads Holdings, LLC, a wholly owned private investment firm. Mr. Eads previously served as Chief Operating Officer and Executive Vice President of Pride International Inc. from 2006 to 2009, where he was responsible for its worldwide offshore operations and South American and Eastern hemisphere land assets. He served as Senior Vice President of Worldwide Operations for Diamond Offshore Drilling Inc. from 1997 to 2006. From 1977 to 1997, he served in several engineering and operations management positions with Exxon Corporation, primarily in international assignments.

Skills and Qualifications: Mr. Eads’ 40 years of experience in the energy business, with significant international experience and deep expertise in drilling, supply chain management and construction projects, together with his twelve years of experience as an executive officer of two public companies, makes him well qualified to serve as a director of the company.

Mr. Richards has served as President and Chief Executive Officer of GR Energy Services, Inc., an oilfield products and services company focused primarily on onshore production and downhole completion services in North America, since 2013. Previously, he served as President and Chief Executive Officer of Global Oilfield Services, a privately held oilfield products and services company focused on the artificial lift sector, from 2008 to 2011, until it was purchased by Halliburton. Mr. Richards served as Vice President of Artificial Lift for Halliburton from 2011 to 2013. Earlier in his career, Mr. Richards spent 25 years in various senior operational and sales and marketing positions at Schlumberger.

Skills and Qualifications: Mr. Richards’ 30 years of experience in the oilfield products and services industry, together with his experience growing energy companies organically and through acquisitions, makes him well qualified to serve as a director of the company.

Qualification of Directors

We expect our Board of Directors to consist of individuals with appropriate skills and experiences to meet board governance responsibilities and contribute effectively to our Company. Under its charter, the Nominating/Corporate Governance Committee will seek to ensure the Board of Directors reflects a range of talents, ages, skills, diversity and expertise, particularly in the areas of accounting and finance, management, domestic and international markets, governmental/regulatory, leadership and distribution-related industries, sufficient to provide sound and prudent guidance with respect to our operations and interests. Our Board of Directors will seek to maintain a diverse membership, but will not have a separate policy on diversity at the time of our separation from NOV.

Composition of the Board of Directors

We currently expect that, following the separation, our Board of Directors will consist of nine members, a majority of whom we expect to satisfy the independence standards established by the Sarbanes-Oxley Act of 2002 and the applicable rules of the SEC and the NYSE. We are in the process of identifying the individuals, in addition to the persons named above, who will be our directors following the distribution.

Committees of the Board of Directors Following the Distribution

Our Board of Directors will establish several standing committees in connection with the discharge of its responsibilities. Effective upon the distribution, our Board of Directors will have the following committees:

Audit Committee

The principal functions of the Audit Committee will include:

•	monitoring the integrity of the Company’s financial statements, financial reporting processes, systems of internal controls regarding finance, and disclosure controls and procedures;

•	selecting and appointing the Company’s independent auditors, pre-approving all audit and non-audit services to be provided, consistent with all applicable laws, to the Company by the Company’s independent auditors, and establishing the fees and other compensation to be paid to the independent auditors;

•	monitoring the independence and performance of the Company’s independent auditors and internal audit function;

•	establishing procedures for the receipt, retention, response to and treatment of complaints, including confidential, anonymous submissions by the Company’s employees, regarding accounting, internal controls, disclosure or auditing matters, and providing an avenue of communication among the independent auditors, management, the internal audit function and the Board of Directors;

•	preparing an audit committee report as required by the SEC to be included in the Company’s annual proxy statement; and

•	monitoring the Company’s compliance with legal and regulatory requirements.

The size and composition of the Audit Committee will meet the independence requirements set forth in the applicable listing standards of the SEC and the NYSE and the requirements set forth in the Audit Committee charter. At least one member of the Audit Committee will qualify as a financial expert within the meaning of applicable SEC rules. The initial members of the Audit Committee will be determined prior to the distribution.

A more detailed discussion of the committee’s mission, composition and responsibilities is contained in the Audit Committee charter, which will be available on our website: www.dnow.com.

Compensation Committee

The principal functions of the Compensation Committee will include:

•	discharging the Board of Director’s responsibilities relating to compensation of the Company’s directors and executive officers;

•	approving and evaluating all compensation of directors and executive officers, including salaries, bonuses, and compensation plans, policies and programs of the Company; and

•	administering all plans of the Company under which shares of common stock may be acquired by directors or executive officers of the Company.

The Compensation Committee will meet the independence requirements set forth in the applicable listing standards of the SEC and the NYSE and the requirements set forth in the Compensation Committee charter. The initial members of the Compensation Committee will be determined prior to the distribution.

In carrying out its duties, the Compensation Committee will have direct access to outside advisers, independent compensation consultants and others for assistance.

A more detailed discussion of the committee’s mission, composition and responsibilities is contained in the Compensation Committee charter, which will be available on our website: www.dnow.com.

Nominating/Corporate Governance Committee

The principal functions of the Nominating/Corporate Governance Committee will include:

•	ensuring that the Board of Directors and its committees are appropriately constituted so that the Board and directors may effectively meet their fiduciary obligations to stockholders and the Company;

•	identifying individuals qualified to become Board members and recommending to the Board director nominees for each annual meeting of stockholders and candidates to fill vacancies in the Board of Directors;

•	recommending to the Board of Directors annually the directors to be appointed to Board committees;

•	monitoring, reviewing, and recommending, when necessary, any changes to the Corporate Governance Guidelines of the Company; and

•	monitoring and evaluating annually the effectiveness of the Board of Directors and management of the Company, including their effectiveness in implementing the policies and principles of the Corporate Governance Guidelines of the Company.

The Nominating/Corporate Governance Committee will meet the independence requirements set forth in the applicable listing standards of the SEC and the NYSE and requirements set forth in the Nominating/Corporate Governance Committee charter. The initial members of the Nominating/Corporate Governance Committee will be determined prior to the distribution.

A more detailed discussion of the committee’s mission, composition and responsibilities is contained in the Nominating/Corporate Governance Committee charter, which will be available on our website: www.dnow.com.

Selection of Nominees for Directors

One of the principal functions of the Nominating/Corporate Governance Committee will be selecting and recommending director candidates to the Board of Directors to be submitted for election at the annual meeting of stockholders and to fill any vacancies on the Board of Directors. We expect that the Nominating/Corporate Governance Committee will identify, investigate and recommend director candidates to the Board of Directors with the goal of creating balance of knowledge, experience and diversity. Generally, the Nominating/Corporate Governance Committee is expected to identify candidates through business and organizational contacts of the directors and management. NOW Inc.’s bylaws to be in effect at the time of the distribution will address the process by which stockholders may nominate candidates for director election at a meeting of stockholders whether or not such nominee is submitted to and evaluated by the Nominating/Corporate Governance Committee. The Nominating/Corporate Governance Committee will consider and evaluate director candidates recommended by stockholders on the same basis as candidates recommended by our directors, Chief Executive Officer, other executive officers, third-party search firms or other sources.

Decision-Making Process to Determine Director Compensation

Director compensation will be reviewed annually by the Compensation Committee with the assistance of such third-party consultants as the committee deems advisable, and set by action of the NOW Inc. Board of Directors.

Board Risk Oversight

While NOW Inc.’s management team will be responsible for the day-to-day management of risks to the Company, NOW Inc.’s Board of Directors will have broad oversight responsibility for our risk management programs following the separation from NOV. In this oversight role, our Board of Directors will be responsible for satisfying itself that the risk management processes designed and implemented by management are functioning as intended, and necessary steps are taken to foster a culture of risk-adjusted decision-making throughout the organization. In carrying out its oversight responsibility, the NOW Inc. Board of Directors is expected to delegate to individual Board committees certain elements of its oversight function. In this context, the Board of Directors is expected to delegate authority to the Audit Committee to facilitate coordination among the Board’s committees with respect to oversight of our risk management programs. As part of this authority, the Audit Committee regularly will discuss NOW Inc.’s risk assessment and risk management policies to ensure that our risk management programs are functioning properly. Our Board of Directors will receive regular updates from its committees on individual areas of risk, such as updates on financial risks from the Audit Committee and compensation program risks from the Compensation Committee.

Communications with the Board of Directors

Upon our separation from NOV, our Board of Directors will maintain a process for stockholders and interested parties to communicate with the NOW Inc. Board of Directors. Stockholders and interested parties may write or call our Board of Directors by contacting our Corporate Secretary as provided below:

•	Mailing Address: Corporate Secretary, 7402 North Eldridge Parkway, Houston, Texas 77041

•	Phone Number: (281) 823-4700

Relevant communications will be distributed to the Board of Directors or to any individual director or directors, as appropriate, depending on the facts and circumstances outlined in the communication. In that regard, certain items unrelated to the duties and responsibilities of the Board of Directors will be excluded, such as: business solicitations or advertisements; junk mail and mass mailings; new product suggestions; product complaints; product inquiries; resumes and other forms of job inquiries; spam; and surveys. In addition, material that is unduly hostile, threatening, illegal or similarly unsuitable will be excluded. Any communication that is filtered out will be made available to any outside director upon request.

Non-Employee Director Compensation

The compensation program for our non-employee directors is described in “Non-Employee Director Compensation” included elsewhere in this information statement.

Executive Compensation

Our executive compensation programs are described in “Executive Compensation” and “Compensation Discussion and Analysis” included elsewhere in this information statement.

Stock Ownership and Retention Guidelines for Directors and Officers

Any guidelines we adopt imposing certain obligations on our directors and officers with respect to the ownership and retention of our common stock will be available on our website: www.dnow.com.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2013, NOV’s distribution business was operated by NOV and its subsidiaries and not through an independent company and therefore did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of those who will serve as NOW Inc.’s executive officers were made by NOV. See “Compensation Discussion and Analysis” included elsewhere in this information statement.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis discusses the anticipated compensation structure for NOW Inc.’s named executive officers following the distribution, as well as NOV’s 2013 historical compensation practices for its named executive officers. NOW Inc.’s anticipated compensation programs and policies remain subject to review and approval by the NOW Inc. Compensation Committee, which has not yet been constituted.

This Compensation Discussion and Analysis has three main parts:

•	NOW Inc. Compensation Programs—This section discusses the anticipated executive compensation programs at NOW Inc.

•	Effects of the Separation on Outstanding Compensation Awards—This section discusses the effect of the separation on outstanding compensation awards for our named executive officers.

•	NOV 2013 Executive Compensation—This section describes and analyzes the executive compensation programs at NOV in 2013.

NOW Inc. Compensation Programs

General

We expect our compensation program and policies to be similar to those employed at NOV immediately prior to the distribution. However, after the distribution, our Compensation Committee will review our compensation program and policies and make appropriate adjustments to reflect our business strategies and to ensure that we can effectively retain and motivate our employees.

NOW Inc. Long-Term Incentive Plan

In anticipation of the distribution, NOV, as our sole stockholder, and NOV’s board of directors will approve the NOW Inc. Long-Term Incentive Plan (the “Plan”). The Plan is similar to NOV’s Long-Term Incentive Plan.

The following is a summary of the material terms of the Plan. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the complete text of the Plan.

General Terms

The purpose of the Plan is to promote the long-term financial interests of the Company, including its growth and performance, by encouraging directors, officers and employees of the Company and its affiliates to acquire an ownership position in the Company, by enhancing the ability of the Company to attract and retain directors, officers and key employees of outstanding ability, and by providing directors, officers and key employees with an interest in the Company aligned with that of the Company’s stockholders. It is not possible to determine at this time the number of shares of Company common stock covered by options or restricted stock awards that may be granted in the future under the Plan to any employee.

Administration

Generally, the Plan will be administered by the Compensation Committee, which will be composed of independent directors of the Company. The Board will administer the Plan as to awards to members of the Board.

In addition, the Compensation Committee has the authority to delegate to one or more members of the Board or one or more officers of the Company the power to administer the plan as to employees, other than persons subject to Section 16 of the Act or Section 162(m) of the Code.

The Compensation Committee will have full authority, subject to the terms of the Plan, to establish rules and regulations for the proper administration of the Plan, to select the employees, consultants and directors to whom awards are granted, and to set the date of grant, the type of award that shall be made and the other terms of the awards.

Eligibility

All employees, consultants and directors of the Company and its affiliates are eligible to participate in the Plan. The selection of those employees, consultants and directors, from among those eligible, who will receive awards is within the discretion of the Compensation Committee.

Term of the Plan

The Plan will terminate in May 2024, after which time no additional awards may be made or options granted under the Plan.

Number of Shares Subject to the Plan and Award Limits

A total of 16,000,000 shares are available for issuance of awards under the Plan.

To the extent that an award terminates, expires, lapses, is settled in cash or repurchased for any reason, any shares subject to the award may be used again for new grants under the Plan. In addition, shares tendered or withheld to satisfy the grant or exercise price or tax withholding obligation may be used for grants under the Plan.

No participant may receive awards with respect to more than 1,000,000 shares in any calendar year; provided, however, to the extent the 1,000,000 share limit is not awarded to any participant with respect to any calendar year, the amount not so awarded but permitted for such participant shall be available for award to such participant during any subsequent calendar year. The limitation described in the preceding sentence may be adjusted upon a reorganization, stock split, recapitalization or other change in the Company’s capital structure. The maximum amount of awards denominated in cash that may be granted to any participant during any calendar year may not exceed $5,000,000.

Types of Awards

The Plan permits the granting of any or all of the following types of awards (“Awards”): (1) stock options, (2) restricted stock, (3) performance awards, (4) phantom shares, (5) stock appreciation rights, (6) stock payments, and (7) substitute awards.

Stock Options

The term of each option will be as specified by the Compensation Committee at the date of grant (but not more than ten years). The effect of the termination of an optionee’s employment, consulting relationship, or membership on the Board will be specified in the Award agreement that evidences each option grant. The Compensation Committee shall also determine the performance or other conditions, if any, that must be satisfied before all or part of an option may vest and be exercised. The period during which an option is exercisable shall be set forth in the Award agreement. No portion of an option which is unexercisable at termination of the participant’s employment or service, as applicable, shall thereafter become exercisable, except as may be otherwise provided by the Compensation Committee either in the Award agreement or by action following the grant of the option.

The option price will be determined by the Compensation Committee and will be no less than the fair market value of the shares on the date that the option is granted, except for adjustments for certain changes in the Company’s common stock.

The Compensation Committee may determine the method by which the option price may be paid upon exercise, including in cash, check, other shares of Company common stock owned by the optionee for at least six months prior to exercise (unless waived by the Compensation Committee), shares issuable upon option exercise, other securities or property, a note, withholding of shares, or by a combination thereof. The Plan also allows the Compensation Committee, in its discretion, to establish procedures pursuant to which an optionee may affect a cashless broker exercise of an option. No participant who is a member of the board of directors or an executive officer shall be permitted to pay the exercise price or tax withholding obligation of an option or any other Award in any method that would violate Section 13(k) of the Act.

Restricted Stock

Awards may be granted in the form of restricted stock (“Restricted Stock Award”). Restricted Stock Awards may be awarded in such numbers and at such times as the Compensation Committee may determine. Restricted Stock Awards will be subject to certain terms, conditions or restrictions, including vesting terms that may be linked to performance criteria or other specified criteria including passage of time.

The Compensation Committee may, in its discretion, waive any restrictions on any outstanding Restricted Stock Award as of a date determined by the Compensation Committee, but the Compensation Committee may not in general take any action to waive restrictions on a Restricted Stock Award that has been granted to a covered employee (within the meaning of Section 162(m) of the Code) if such award has been designed to meet the exception for performance-based compensation under Section 162(m) of the Code.

Performance Awards

The Compensation Committee may, in its sole discretion, grant Performance Awards under the Plan that may be paid in cash, Company common stock, or a combination thereof as determined by the Compensation Committee. At the time of the grant, the Compensation Committee will establish the maximum dollar amount of each Performance Award, the performance goals which may be linked to performance criteria or other specified criteria, including passage of time, and the performance period over which the performance goals will be measured.

Following the end of the performance period, the Compensation Committee will determine and certify in writing the amount payable to the holder of the Performance Award based on the achievement of the performance goals for such performance period. Payment shall be made in cash and/or in shares of Company common stock, in a lump sum or in installments, following the close of the performance period or at such later deferral date elected by the participant, each as prescribed by the Compensation Committee.

Phantom Shares

Phantom Shares under the Plan are awards of, or rights to receive amounts equal to, a specified number of shares of Company common stock over or following a specific period of time. Such awards may be subject to fulfillment of conditions, which may be linked to performance criteria or other specified criteria, including the passage of time, if any, as the Compensation Committee may specify.

Payment of Phantom Shares may be made in cash, Company common stock, or a combination thereof and shall be paid in a lump sum or installments, following the close of the performance period or at such later deferral date elected by the participant each as prescribed by the Compensation Committee. Any payment to be made in cash will be based on the fair market value of the Company common stock on the payment date.

SARs

The Compensation Committee may grant to employees, consultants and directors Stock Appreciation Rights (“SAR”), which consist of a right to receive amounts equal to the share appreciation in the Company’s common stock over a specified period of time. The payment may be made in shares of Company common stock, cash or both. A SAR may be granted (1) in connection and simultaneously with the grant of an option, (2) with respect to a previously granted option, or (3) independent of an option.

Stock Payments

Stock Payments may be awarded in such number of shares of Company common stock and may be based upon performance criteria or other specific criteria, if any, as determined appropriate by the Compensation Committee, determined on the date such Stock Payment is made or on any date thereafter. Stock Payments may be made as part of any bonus, deferred compensation or other arrangement, in lieu of all or any portion of such compensation.

Substitute Awards

The Compensation Committee may also grant to individuals who become employees, consultants or directors of the Company or its subsidiaries in connection with a merger or other corporate transaction awards under the Plan in substitution of an award such person may have held under his or her prior employer’s plan. It is expected that a substitute award will have substantially the same terms as the award it replaces.

Dividend Treatment for Performance Based Awards

Distributions on shares of Company common stock underlying performance awards or awards with performance criteria, including dividends and dividend equivalents, will accrue and be held by the Company without interest until the award with respect to which the distribution was made becomes vested or is forfeited and then paid to the award recipient or forfeited, as the case may be.

Federal Income Tax Consequences

The following is a brief summary of the U.S. federal income tax consequences of the grant, vesting and exercise of stock options under the Plan. This summary is not intended to be exhaustive, and, among other things, does not describe state, local or non-United States tax consequences, or the effect of gift, estate or inheritance taxes. References to the “Company” in this summary mean NOW Inc., or any affiliate of NOW Inc. that employs or receives the services of a recipient of an award under the Plan. Individuals receiving option awards under the Plan should rely upon their own tax advisors for advice concerning the specific tax consequences applicable to them, including the applicability and effect of state, local and foreign tax laws.

Options granted under the Plan may be either incentive stock options, which satisfy the requirements of Section 422 of the Code, or non-statutory stock options, which are not intended to meet such requirements. The federal income tax treatment for the two types of options differs, as described below.

Incentive Stock Options

An optionee will not recognize any taxable income at the time of the award of an incentive stock option. In addition, an optionee will not recognize any taxable income at the time of the exercise of an incentive stock option (although taxable income may arise at the time of exercise for alternative minimum tax purposes) if the optionee has been an employee of the Company at all times beginning with the option award date and ending three months before the date of exercise (or twelve months in the case of termination of employment due to disability). If the optionee has not been so employed during that time, the optionee will be taxed as described below for non-statutory stock options. If the optionee disposes of the shares purchased through the exercise of an incentive stock option more than two years after the option was granted and more than one year after the option was exercised, then the optionee will recognize any gain or loss upon disposition of those shares as capital gain or loss. However, if the optionee disposes of the shares prior to satisfying these holding periods (known as a “disqualifying disposition”), the optionee will be obligated to report as taxable ordinary income for the year in which that disposition occurs the excess, with certain adjustments, of (i) the fair market value of the shares disposed of on the date of exercise over (ii) the exercise price paid for those shares. Any additional gain realized by the optionee on the disqualifying disposition would be capital gain. If the total amount realized in a disqualifying disposition is less than the exercise price of the incentive stock option, the difference would be a capital loss for the optionee. The Company will generally be entitled at the time of the disqualifying disposition to a tax deduction equal to that amount of ordinary income reported by the optionee.

Non-Statutory Options

An optionee will not recognize any taxable income at the time of the award of a non-statutory option. The optionee will recognize ordinary income in the year in which the optionee exercises the option equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares, and the optionee will be required at that time to satisfy the tax withholding requirements applicable to such income. Any appreciation or depreciation in the fair market value of those shares after the exercise date will generally result in a capital gain or loss to the optionee at the time he or she disposes of those shares. The Company will generally be entitled to an income tax deduction at the time of exercise equal to the amount of ordinary income recognized by the optionee at that time.

Deductibility of Executive Compensation

Section 162(m) of the Code places a limit of $1,000,000 on the amount of compensation that the Company may deduct in any taxable year with respect to each “covered employee” within the meaning of Section 162(m) of the Code. Compensation paid under certain qualified performance-based compensation arrangements, which (among other things) provide for compensation based on pre-established performance goals established by the

Compensation Committee, is not considered in determining whether a covered employee’s compensation exceeds $1,000,000.

The Plan’s terms allow the Compensation Committee to designate that an award shall be subject to performance criteria that will permit the award to satisfy the requirements of Section 162(m) of the Code. For this purpose, the “performance criteria” shall include one or more of the following business criteria with respect to the Company, any subsidiary or any division, operating unit or product line: (1) net earnings (either before or after interest, taxes, depreciation and/or amortization), (2) sales, (3) revenue, (4) net income (either before or after taxes), (5) operating profit, (6) earnings, (7) cash flow (including, but not limited to, operating cash flow and free cash flow), (8) cash flow, (9) return on capital, (10) return on net assets, (11) return on stockholders’ equity, (12) return on assets, (13) return on capital, (14) stockholder returns, (15) return on sales, (16) gross or net profit margin, (17) customer or sales channel revenue or profitability, (18) productivity, (19) expense, (20) margins, (21) cost reductions, (22) controls or savings, (23) operating efficiency, (24) customer satisfaction, (25) corporate value measures (including, but not limited to, compliance, safety, environmental and personnel matters), (26) working capital, (27) strategic initiatives, (28) economic value added, (29) earnings per share, (30) earnings per share from operations, (31) price per share of stock, and (32) market share, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. The Compensation Committee will determine whether the foregoing criteria will be computed without recognition of (i) unusual or nonrecurring events affecting the Company or its financial statements or (ii) changes in applicable laws, regulations or accounting principles. Our stock option and performance-based restricted stock award grants are designed to be “performance-based compensation.”

Miscellaneous

The Compensation Committee may amend or modify the Plan at any time; provided, however, that stockholder approval will be obtained for any amendment (1) to the extent necessary and desirable to comply with any applicable law, regulation or stock exchange rule, (2) to increase the number of shares available, or (3) to permit the exercise price of any outstanding option or SAR be reduced or for an “underwater” option or SAR to be cancelled and replaced with a new Award or cash. The Company’s Corporate Governance Guidelines do not permit the repricing of options.

Effects of Separation on Outstanding Compensation Awards

Following the distribution, each outstanding NOV stock option, restricted stock award and performance share award that is held by a continuing NOV employee or a continuing NOV non-employee director will continue as a NOV stock option, restricted stock award and performance share award, as applicable, each appropriately adjusted to generally preserve the intrinsic value of the original award. Each outstanding NOV stock option, restricted stock award and performance share award held by a NOV employee who will become a NOW Inc. employee after completion of the distribution (a “Transferred Employee”) will be converted into a similar NOW Inc. stock option, restricted stock award and performance share award, as applicable, each appropriately adjusted to generally preserve the intrinsic value of the original award; provided, however, that the number of shares to be awarded under each then outstanding NOW Inc. performance based restricted stock award and performance share award held by a Transferred Employee shall be set at the target level of the original NOV award, such target level to be adjusted in connection with the conversion, and shall be subject only to time-based vesting requiring continued employment through the end of the award’s original performance period. See also “Certain Relationships and Related-Party Transactions – Agreements Between Us and NOV – Employee Matters Agreement.”

NOV 2013 Executive Compensation

General Overview

NOV’s executive compensation program is administered by the Compensation Committee of NOV’s Board of Directors (the “NOV Compensation Committee”). The NOV Compensation Committee establishes specific compensation levels for NOV’s executive officers and administers NOV’s long-term incentive award plans. The NOV Compensation Committee’s objective regarding executive compensation is to design and implement a compensation program that will attract and retain the best available individuals to serve on NOV’s executive team and properly incentivize those executives to achieve NOV’s short-term and long-term financial and operational goals. To this end, the NOV Compensation Committee strives to provide compensation packages for key executives that generally offer compensation opportunities in the median range of oilfield service companies described below. Data sources reviewed by the NOV Compensation Committee and its independent compensation consultants include industry survey groups, national survey databases, proxy disclosures and general trend data, which are updated annually. The NOV Compensation Committee reviews all elements of executive compensation both separately and in the aggregate.

Major components of the executive compensation program for 2013 were base salary, participation in NOV’s annual cash incentive (bonus) plan and the grant of non-qualified stock options and performance share awards (long-term incentives).

NOV’s compensation program and policies include key features that are designed to align the interests of NOV’s executives and stockholders and to mitigate compensation-related risks:

•	Stock ownership guidelines for executives and directors;

•	Annual cash incentive and long-term incentive compensation subject to clawback policy;

•	No significant compensation in the form of perquisites;

•	Bonus payments to executives under the annual cash incentive program are capped at a certain percentage of the executive’s base salary; and

•	Long-term incentives linked to stock price appreciation and company performance.

Compensation Philosophy

NOV believes it is important for each executive to have a fixed amount of cash compensation, in the form of base salary, that is not dependent on the performance or results of NOV. NOV recognizes that a certain amount of financial certainty must be provided to its executives as part of their compensation.

While NOV believes a competitive base salary is needed to attract and retain talented executives, NOV’s compensation program also places a strong emphasis on performance driven annual and long-term incentives to align the executive’s interests with stockholder value. The annual and long-term incentives are calculated and paid based primarily on financial measures of profitability and stockholder value creation. Executives of NOV are incentivized to increase NOV’s profitability and stockholder return in order to earn a major portion of their compensation package.

NOV seeks to structure a balance between achieving strong short-term annual results and ensuring NOV’s long-term success and viability. NOV wants each of its executives to balance his or her focus between NOV’s day-to-day operational performance and NOV’s long-term goals and strategies. To reinforce the importance of balancing these perspectives, NOV’s executives are provided both short and long-term incentives.

Base salary is designed to compensate the executive for his or her performance of normal, everyday job functions. NOV’s annual cash incentive (bonus) plan and long-term incentives are designed to reward the executive for executing business plans that will benefit NOV in the short and long-term. NOV believes that the mix of short and long-term incentives allows NOV to deliver results aligned with the interests of stockholders. Stock options create a focus on share price appreciation, while the annual cash incentive (bonus) and performance share awards emphasize financial performance, both absolute and relative.

Given the inherent nature of these forms of compensation and the cyclical nature of the industry in which NOV operates, NOV understands that its annual cash incentives and long-term compensation will result in varying compensation for its executives each year. Because of this, NOV has tried to design its annual cash incentives and long-term compensation program in such a way to provide meaningful financial rewards to its executives during times when NOV’s financial and operational performance is strong, while motivating executives to stay with NOV during more challenging economic times when NOV’s performance may not be as strong.

There are no compensation policy differences among the individual executives, except that the more senior officers, such as the chief executive officer, receive higher compensation consistent with their increased responsibilities. These differences are reviewed and considered in connection with the compensation analysis performed by the NOV Compensation Committee.

Competitive Positioning

Because of these goals and objectives for executive compensation, NOV believes each element of compensation should be properly designed, as well as competitive with the marketplace, to incentivize its executives in the manner stated above.

As part of its process to establish compensation levels for NOV’s named executive officers, the NOV Compensation Committee compares each of the major elements of compensation (base salary, annual bonus and long-term incentives) for each of its named executive officers against the median compensation provided to comparable executive officers at companies in a designated peer group. When analyzing peer group data, the

NOV Compensation Committee does not establish a specific numeric range around the median data points, which it considers reasonable or acceptable. Rather, in setting compensation for any particular named executive officer, the NOV Compensation Committee considers any variance from the median, taking into account other factors as discussed below, and determines whether such variance is appropriate. If the NOV Compensation Committee determines that any variance is unwarranted, the NOV Compensation Committee will make appropriate adjustments to the compensation levels.

NOV’s peer group is as follows:

Anadarko Petroleum Corporation	Apache Corporation	Baker Hughes, Inc.
Cameron International Corporation	Cummins Inc.	Danaher Corporation
Devon Energy Corporation	Dresser-Rand Group, Inc.	FMC Technologies Inc.
Halliburton Co.	Illinois Tool Works Inc.	Schlumberger Ltd.
Transocean Ltd.	Weatherford International Ltd.	The Williams Companies, Inc.

The NOV Compensation Committee engaged Frederic Cook & Co. (“Frederic Cook”) to conduct its annual competitive review of executive compensation for NOV’s top five executives relative to its peer companies in November 2013, as well as to analyze internal pay equity and share usage and dilution, based on the previously approved peer group by the NOV Compensation Committee. Frederic Cook analyzed and compared each position’s responsibilities and job title to develop competitive market data based on data from proxy statements. Frederic Cook’s proxy analysis focused on the top five executives. Its executive compensation review covered the following elements of compensation: base salaries, annual bonuses, and equity compensation. Frederic Cook generated data on the components of NOV’s compensation program compared to the market 25th percentile, market 50th percentile, and market 75th percentile of the designated peer group.

The long term equity incentives for NOV’s named executive officers were closely aligned with the peer median for all positions. The pay mix (both target total direct compensation and long term incentives mix) was more performance-oriented than NOV’s peers on average.

NOV’s share overhang from outstanding equity grants is near the median, and total overhang, which includes shares for future grants, is between the 25th percentile and the median. NOV’s three-year average annual share usage from 2010 to 2012 and 2011 to 2013 is slightly above median, and NOV’s three-year average fair value transfer is generally near the 25th percentile of the peers from 2010 to 2012 and 2011 to 2013 relative to both market capitalization and revenue.

Components of Compensation

The following describes the elements of NOV’s compensation program for 2013, why they were selected, and how the amounts of each element were determined.

Base Salary

Base salaries provide executives with a fixed level of monthly cash income. While the NOV Compensation Committee is aware of competitive levels, actual salary levels are based on factors including tenure, individual performance and level and scope of responsibility. NOV does not give specific weights to these factors. The NOV Compensation Committee determines median base salary levels by having Frederic Cook conduct a comprehensive review of information provided in proxy statements filed by NOV’s peer companies. Generally, each executive is reviewed by the NOV Compensation Committee individually on an annual basis. Salary adjustments are based on the individual’s experience and background, the individual’s performance during the prior year, the general movement of salaries in the marketplace, NOV’s financial position and, for each executive other than the chief executive officer, the recommendations of NOV’s chief executive officer. The NOV Compensation Committee does not establish specific, individual goals for NOV’s named executive officers, other than the chief executive officer. The NOV Compensation Committee’s analysis of the individual performance of any particular named executive officer is subjective in nature and takes into account the recommendations of the chief executive officer (other than with respect to him). As a result of these factors, an executive’s base salary may be above or below the targeted median at any point in time.

Annual Incentive Award

The objectives of NOV’s annual cash incentive plan are to incent performance to achieve NOV’s corporate growth and profitability goals, encourage smart investments and prudent employment of capital, and provide competitive compensation packages to attract and retain management talent.

Substantially all exempt employees, including executive officers, participated in NOV’s annual incentive plan in 2013, aligning a portion of each employee’s cash compensation with company performance against a predetermined operating profit target. As in prior years, the incentive plan provided for cash awards if objectives related to NOV’s achievement of a certain specified operating profit target based on NOV’s financial plan were met. NOV’s annual financial plan, including NOV’s target operating profit level, is established through a comprehensive budget and financial planning process, which includes a detailed analysis of NOV’s market outlook and available strategic alternatives, and is approved by the Board each year.

The designated performance objective under the 2013 incentive plan is NOV’s operating profit. Each participant is assigned a target level percentage bonus, which ranges from 5% to 150% of salary, depending on the level of the participant. There are three multiplier levels of the target level percentage bonus set under the incentive plan using this single performance metric – minimum (10%), target (100%) and maximum (200%). Based on NOV’s annual financial plan, each level is assigned a specified operating profit net of the bonus expense. Entry level is the “minimum” level of operating profit for which NOV provides an annual incentive payout. If NOV’s operating profit is less than the entry level threshold, then there is no payout in that fiscal year. If NOV achieves the entry level threshold, the “minimum” level payout of 10% of the target level percentage bonus is earned. The target multiplier level (100% of the participant’s applicable percentage of base salary) is earned when the target operating profit is reached by NOV. For the “maximum” level multiplier of 200% of the target level percentage bonus to occur, NOV’s operating profit must equal or exceed the maximum operating profit goal that was set for the incentive plan. Results falling between the stated thresholds of minimum, target and maximum will result in an interpolated, or sliding scale payout.

The NOV Compensation Committee believes the use of operating profit as the designated performance objective under the annual incentive plan best aligns the interests of NOV’s stockholders and NOV’s executive officers. The “target” objective is set at the target operating profit level provided under NOV’s annual financial plan approved by the Board. The “target” objective is set at a level that NOV believes is challenging to meet but achievable if NOV properly executes its operational plan and market conditions are as forecasted by NOV at the beginning of the year. The “minimum” and “maximum” level of operating profit under the incentive plan are set based off of the “target” objective, so that the “minimum” objective is 80% of the “target” objective and the “maximum” objective is 110% of the “target” objective. The NOV Compensation Committee believes this objective, formulaic measure allows the “minimum” objective to be set at a level that NOV can achieve even if forecasted market conditions are not as favorable as anticipated and/or NOV’s operational plan is not executed as efficiently as planned. The “minimum” objective serves to motivate NOV’s executives to continue to work towards executing NOV’s operational plan if market conditions, which are generally outside the control of NOV, are not as favorable as forecasted. The NOV Compensation Committee believes this objective, formulaic measure allows the “maximum” objective to be set at a level that would be very challenging for NOV to achieve. The NOV Compensation Committee believes that, for the “maximum” objective to be achieved, a combination of market conditions being more favorable than initially forecasted and NOV executing its operational plan in a highly efficient manner would need to occur.

All participants in the incentive plan have a minimum of 25% of their bonus awards tied to NOV’s consolidated corporate operating profit, while senior executives, including business unit heads, have a minimum of 50% of their bonus awards tied to NOV’s consolidated corporate operating profit, with the remainder of their bonus awards, if applicable, tied to their business unit performance. 100% of each named executive officer’s annual bonus award is tied to the operating profit of NOV. Participant award opportunities will vary depending upon individual levels of participation in the incentive plan (participation level). NOV designed the incentive plan with the idea that a portion of each executive’s cash compensation should be tied to the financial and operating performance of NOV.

Payouts are calculated by multiplying (A) the performance result multiplier which can be anywhere from 10% (minimum) to 100% (target) to 200% (maximum), depending on operating profit performance by (B) the participant’s base salary by (C) the participant’s designated target percentage of base salary (participation level).

NOV’s annual incentive plan is designed to reward its executives in line with the financial performance of NOV on an annual basis. When NOV is achieving strong financial results, its executives will be rewarded well through its annual incentive plan. NOV believes this structure helps keep the executives properly motivated to continue helping NOV achieve these strong results. While the executives’ financial benefit is reduced during times when NOV’s performance is not as strong, other forms of NOV’s compensation program, namely its long-term incentive compensation as well as base salary, help motivate its executives to remain with NOV to help it achieve strong financial and operational results, thereby benefiting the executive, NOV and its stockholders.

Long-Term Incentive Compensation

The primary purpose of NOV’s long-term incentive compensation is to focus its executive officers on a longer-term perspective in their managerial responsibilities. This component of an executive officer’s compensation directly links the officers’ interests with those of NOV’s stockholders. In addition, long-term incentives encourage management to focus on NOV’s long-term development and prosperity in addition to annual operating profits. This program helps balance long-term versus short-term business objectives, reinforcing that one should not be achieved at the expense of the other. NOV’s Corporate Governance Guidelines encourage its directors and executive officers to own shares of NOV’s stock and increase their ownership of those shares over time. The NOV Board has adopted stock ownership guidelines for NOV’s directors and adopted stock ownership guidelines for its senior executives (see “Stock Ownership Guidelines for NOV Executives” below for further information).

NOV’s long-term incentive compensation granted in 2013 to its named executive officers consisted of stock options and, new for 2013, performance share awards.

The goal of the stock option program is to provide a compensation program that is competitive within the industry while directly linking a significant portion of the executive’s compensation to the enhancement of stockholder value. The ultimate value of any stock option is based solely on the increase in value of the shares of NOV’s common stock over the grant price. Accordingly, stock options have value only if NOV’s stock price appreciates from the date of grant. Additionally, the option holder must remain employed during the period required for the option to “vest”, thus providing an incentive for an option holder to remain employed by NOV. This at-risk component of compensation focuses executives on the creation of stockholder value over the long-term and is therefore inherently performance-based compensation.

In March 2013, the NOV Compensation Committee implemented a new performance share award structure to provide for long-term incentives more comparable to those awards used by NOV’s peers, as well as to improve certain features in the past design of the performance awards for NOV’s executive officers, such as:

•	Making award payouts based on two measures instead of one measure;

•	Avoiding challenges with using a small comparator group in determining whether an award should vest (limited number of companies, some of which are considerably smaller in size than NOV); and

•	Eliminating an earn-out structure that reflects an “all or nothing” approach with no ability to provide limited payouts for a threshold amount of performance and above-target payouts for superior performance.

NOV grants stock options and performance share awards to NOV’s key executives based on competitive grants within the industry and based on the level of long-term incentives appropriate for the competitive long-term compensation component of total compensation. Such executives are eligible to receive stock options and performance share awards annually with other key managers being eligible on a discretionary basis. Eligibility for an award does not ensure receipt of an award. Option grants and performance share award grants must be reviewed and approved by the NOV Compensation Committee.

Options are granted with an exercise price per share equal to the fair market value of NOV’s common stock on the date of grant and generally vest in equal annual installments over a three-year period, and have a ten-year term subject to earlier termination.

The performance share awards can be earned by the executives only by performance against established goals and vest three years from the grant date. The performance share awards are divided into two equal, independent parts that are subject to two separate performance metrics: 50% with a TSR (total shareholder return) goal and 50% with an internal ROC goal (return on capital).

Performance against the TSR goal is determined by comparing the performance of NOV’s TSR with the TSR performance of the members of the OSX index for the three year performance period of the performance share awards. The NOV Compensation Committee believes that the members of the OSX index are an appropriate benchmark against which to compare NOV’s TSR performance. The following table summarizes the relationship between NOV’s TSR performance when compared with the TSR performance of the members of the OSX index and the associated payout levels for the performance achieved for the TSR portion of the award:

Level	Payout%	Percentile Rank vs. OSX Comparator Group
Maximum	200%	200% earned when NOV is at the 75th percentile or greater
Target	100%	100% earned when NOV is at the 50th percentile
Minimum	50%	50% earned when NOV is at the 25th percentile
No Payout	0%	0% earned when NOV is below the 25th percentile

Results falling between the stated thresholds of minimum, target and maximum will result in an interpolated, or sliding scale payout.

Performance against the ROC goal is determined by comparing the performance of NOV’s actual ROC performance average for each of the three years of the performance period against the ROC goal set by the NOV Compensation Committee. The following table summarizes the payout levels on the ROC portion of the award based on NOV’s ROC performance against the ROC goal:

Level	Payout%	Actual ROC Performance
Maximum	200%	200% earned when ROC achievement is 18.15% or higher
Target	100%	100% earned when ROC achievement is 16.5%
Minimum	50%	50% earned when ROC achievement is 13.2%
No Payout	0%	0% earned when ROC achievement is less than 13.2%

Results falling between the stated thresholds of minimum, target and maximum will result in an interpolated, or sliding scale payout.

NOV recognizes that its stock price fluctuates over time, and in certain cases quite significantly. As stock option grants have historically been granted on an annual basis during the first quarter of the calendar year, executives who have been employed with NOV for some time have received grants with varying exercise prices. The 10 year term of the options also helps reward its executives who remain with NOV, as it provides the executives time, so long as they continue employment with NOV, to realize financial benefits from their option grants after vesting.

The addition of performance share award grants to its executives helps reduce NOV’s long-term incentive compensation reliance on stock price movements and allows for focus on key operational measures. The performance share awards also link NOV’s performance to key financial metrics that over the long-term should result in shareholder value creation.

NOV believes that its equity incentive grants must be sufficient in size and duration to provide a long-term performance and retention incentive for executives and to increase their interest in the appreciation of NOV’s stock and achievement of positive financial results relative to its peers. NOV believes that stock option and performance share award grants at a competitive level, with certain vesting requirements, are an effective way of promoting the long-term nature of its business.

Retirement, Health and Welfare Benefits

NOV offers retirement, health and welfare programs to all eligible employees. NOV’s executive officers generally are eligible for the same benefit programs on the same basis as the rest of NOV’s employees. The health and welfare programs cover medical, pharmacy, dental, vision, life, accidental death and dismemberment and disability insurance.

NOV offers retirement programs that are intended to supplement the employee’s personal savings. The programs include the National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan (“NOV 401k Plan”) and National Oilwell Varco, Inc. Supplemental Savings Plan (“NOV Supplemental Plan”). NOV’s U.S. employees, including its executives, are generally eligible to participate in the NOV 401k Plan. Employees of NOV whose base salary meets or exceeds a certain dollar threshold established by NOV’s benefits plan administrative committee are generally eligible to participate in the Supplemental Plan. Participation in the NOV 401k Plan and NOV Supplemental Plan are voluntary.

NOV established the NOV 401k Plan to allow employees to save for retirement through a tax-advantaged combination of employee and company contributions and to provide employees the opportunity to directly manage their retirement plan assets through a variety of investment options. The NOV 401k Plan allows eligible employees to elect to contribute a portion of their eligible compensation into the NOV 401k Plan. Wages and salaries from NOV are generally considered eligible compensation. After one year of service, employee contributions are matched in cash by NOV at the rate of $1.00 per $1.00 employee contribution for the first 4% of the employee’s salary. In addition, NOV makes cash contributions for all eligible employees between 2.5% and 5.5% of their salary depending on the employee’s full years of service with NOV. Such contributions vest immediately. The NOV 401k Plan offers 25 different investment options, for which the participant has sole discretion in determining how both the employer and employee contributions are invested. The NOV 401k Plan provides NOV’s employees the option to invest directly in NOV’s stock. The NOV 401k Plan offers in-service withdrawals, loans and hardship distributions.

NOV established the NOV Supplemental Plan, a non-qualified plan, to

•	allow NOV Supplemental Plan participants to continue saving towards retirement when, due to compensation and contribution ceilings established under the Internal Revenue Code, they can no longer contribute to the NOV 401k Plan; and

•	provide company contributions that cannot be contributed to the NOV 401k Plan due to compensation and contribution ceilings established under the Internal Revenue Code.

Compensation which may be deferred into the NOV Supplemental Plan includes wages and salaries from NOV and bonus payments made under NOV’s annual incentive plan. NOV Supplemental Plan participants may elect to defer a percentage of their base pay and bonus payments received under NOV’s incentive plan into the NOV Supplemental Plan. Contributions in the NOV Supplemental Plan vest immediately. The investment options offered in the NOV Supplemental Plan are similar to the investment options offered in the NOV 401k Plan.

U.S. Income Tax Limits on Deductibility

Section 162(m) of the Internal Revenue Code imposes a $1 million limitation on the deductibility of certain compensation paid to NOV’s chief executive officer and the next four highest paid NOV executives excluding the chief financial officer (“covered employees”). Excluded from the limitation is compensation that is qualified as “performance based.” For compensation to be performance based, it must meet certain criteria, including being based on predetermined objective standards approved by stockholders. Although the NOV Compensation Committee takes the requirements of Section 162(m) into account in designing executive compensation, there may be circumstances when it is appropriate to pay compensation to NOV’s covered employees that does not qualify as “performance based compensation” and thus is not deductible by us for federal income tax purposes. NOV’s stock option and performance-based restricted stock award grants are designed to be “performance based compensation.” Bonus payments to NOV’s executives under NOV’s Annual Incentive Plan should also qualify as performance based and therefore be excluded from this limitation.

Option Grant Practices

Historically, NOV has granted stock options to its key employees, including executives, in the first quarter of the year. NOV does not have any program, plan or practice to time its option grants to its executives in coordination with the release of material non-public information, and has not timed its release of material non-public information for the purposes of affecting the value of executive compensation. NOV does not set the grant date of its stock option grants to new executives in coordination with the release of material non-public information.

The NOV Compensation Committee has the responsibility of approving any NOV stock option grants. The NOV Compensation Committee does not delegate material aspects of long-term incentive plan administration to any other person. NOV’s senior executives in coordination with the NOV Compensation Committee set a time for the Committee to meet during the first quarter of the year to review and approve stock option grants proposed by the senior executives. The specific timing of the meeting during the quarter is dependent on committee member schedules and availability and NOV finalizing its stock option grant proposal. If approved by the NOV Compensation Committee, the grant date for the stock option grants is the date the Committee meets and approves the grant, with the exercise price for the option grant being based on NOV’s closing stock price on the date of grant.

Recoupment Policy

On February 15, 2013, the NOV Compensation Committee approved an amendment to NOV’s Long-Term Incentive Plan to allow the NOV Compensation Committee, at its sole discretion, to terminate any award of stock options and/or restricted stock if it determines that the recipient of such award has engaged in material misconduct. For purposes of this provision, material misconduct includes conduct adversely affecting NOV’s financial condition or results of operations, or conduct which constitutes fraud or theft of Company assets, any of which require NOV to make a restatement of its reported financial statements. If any material misconduct results in any error in financial information used in the determination of compensation paid to the recipient of any equity award and the effect of such error is to increase the payment amount pursuant to such award, the NOV Compensation Committee may also require the recipient to reimburse NOV for all or a portion of such increase in compensation provided in connection with any such award. In addition, if there is a material restatement of NOV’s financial statements that affects the financial information used to determine the compensation paid to the recipient of an award, then the NOV Compensation Committee may take whatever action it deems appropriate to adjust such compensation.

On such date, the NOV Compensation Committee also approved a similar clawback type provision be added to NOV’s Annual Incentive Plan.

Stock Ownership Guidelines for NOV Executives

NOV adopted stock ownership guidelines for its executive officers in February 2013. NOV’s stock ownership guidelines for its executive officers are intended to align the interests of NOV’s executive officers and NOV’s stockholders by requiring NOV executives to accumulate and retain a meaningful level of NOV’s stock. Under NOV’s guidelines, the executive NOV officers must comply with the following ownership requirements:

Title	Multiple of Base Salary
Chairman & CEO	6X
President & COO	3X
Other executive officers	2X

NOV’s executive officers must attain the applicable stock ownership level within five years after first becoming subject to the guidelines. The following shares of NOV any stock count towards compliance with the guidelines: shares owned by the executive; shares owned jointly by the executive and his or her spouse; shares held in a trust established by the executive for the benefit of the executive and his or her family members; shares equal to the number of vested deferred stock units credited to the executive; shares equal to the in-the-money portion of any vested, unexercised options; unvested shares of time-based restricted stock or restricted stock units; and shares credited to the executive’s NOV 401(k) plan account. Unvested and unearned performance shares or units and unvested stock options do not count towards compliance guidelines. All of NOV’s named executive officers are currently in compliance with NOV’s stock ownership guidelines.

EXECUTIVE COMPENSATION

The following table sets forth for the year ended December 31, 2013 the compensation paid by NOV to the persons who we expect will be our “named executive officers” on the distribution date.

Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)		Bonus ($)(1) (d)		Stock Awards ($)(2) (e)		Option Awards ($)(3) (f)		Non-Equity Incentive Plan Compensation ($) (g)		Change in Pension Value and Nonqual- ified Deferred Compen- sation Earnings ($) (h)	All Other Compen- sation ($)(4) (i)		Total ($) (j)
Merrill A. Miller, Jr. Executive Chairman	2013 2012 2011	$ $ $	975,000 975,000 975,000	$	— 355,000 —	$ $ $	5,167,465 3,806,100 3,271,800	$ $ $	4,711,550 3,886,295 3,282,470	$ $ $	1,384,366 1,065,405 2,280,000	— — —	$ $ $	49,200 48,981 47,800	$ $ $	12,287,581 10,136,781 9,832,070

Robert R. Workman President & Chief Executive Officer	2013 2012 2011	$ $ $	500,000 500,000 410,000		— — —	$ $ $	901,290 854,258 718,200	$ $ $	771,514 870,351 718,595	$ $ $	239,359 750,000 615,000	— — —	$ $ $	22,500 22,422 18,450	$ $ $	2,434,663 2,997,031 2,480,245

Daniel L. Molinaro Senior VP & Chief Financial Officer	2013 2012 2011	$ $ $	295,000 295,000 270,000		— — —	$ $ $	152,526 169,160 115,710	$ $ $	305,555 344,539 347,321	$ $ $	167,544 214,902 324,000	— — —	$ $ $	28,026 27,979 26,650	$ $ $	948,651 1,051,580 1,083,681

Raymond W. Chang VP and General Counsel	2013 2012 2011	$ $ $	200,000 200,000 180,000		— — —	$ $ $	53,384 59,206 47,880	$ $ $	106,936 120,589 143,719	$ $ $	94,658 121,414 180,000	— — —	$ $ $	14,077 13,898 12,946	$ $ $	469,055 515,107 564,545

David A. Cherechinsky VP, Corporate Controller & Chief Accounting Officer	2013 2012 2011	$ $ $	220,000 200,090 200,090		— — —	$ $ $	53,384 59,206 47,880	$ $ $	106,936 120,589 143,719	$ $ $	46,674 200,090 200,090	— — —	$ $ $	18,244 16,392 15,767	$ $ $	445,238 596,367 607,546

(1)	Reflects a discretionary bonus payout.
(2)	The amounts reported in this column represent the aggregate grant date fair value of stock awards granted in the relevant year compiled in accordance with FASB Topic 718, excluding forfeiture estimates. Refer to NOV’s 2013 Annual Report, Financial Report to Stockholders for all relevant valuation assumptions used to determine the grant date fair value of the stock awards included in this column.
(3)

The amounts reported in this column represent the aggregate grant date fair value of option awards granted in the relevant year compiled in accordance with FASB Topic 718, excluding forfeiture estimates. Refer to

NOV’s 2013 Annual Report, Financial Report to Stockholders for all relevant valuation assumptions used to determine the grant date fair value of option awards included in this column.
(4)	The amounts include:
(a)	NOV’s cash contributions for 2013 under the NOV 401(k) and Retirement Savings Plan, a defined contribution plan, on behalf of Mr. Miller - $20,400; Mr. Workman - $11,475; Mr. Molinaro - $23,261; Mr. Chang - $14,077; and Mr. Cherechinsky - $16,769.
(b)	NOV’s cash contributions for 2013 under the NOV Supplemental Savings Plan, a defined contribution plan, on behalf of Mr. Miller - $28,800; Mr. Workman - $11,025; Mr. Molinaro - $4,765; Mr. Chang - $0; and Mr. Cherechinsky - $1,475.

Grants of Plan Based Awards

The following table provides information concerning stock options, restricted stock awards and performance share awards granted to our expected named executive officers during the fiscal year ended December 31, 2013. NOV has granted no stock appreciation rights.

Grants of Plan-Based Awards

Name (a)	Grant Date (b)	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(3) (i)	All Other Option Awards: Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Option Awards ($/Sh) (k)	Grant Date Fair Value of Stock and Option Awards (4) (l)
		Threshold ($)(1) (c)	Target ($)(1) (d)	Maximum ($)(1) (e)	Threshold (#)(2) (f)	Target (#)(2) (g)	Maximum (#)(2) (h)
Merrill A. Miller, Jr.	2013	$146,250	$1,462,500	$2,925,000	0	70,320	140,640		197,500	$69.33	$9,879,015
Robert R. Workman	2013	$40,000	$400,000	$800,000	0	11,236	22,472	13,000	32,019	$69.33	$1,672,804
Daniel L. Molinaro	2013	$17,700	$177,000	$354,000	2,200	2,200	2,200		12,681	$69.33	$458,081
Raymond W. Chang	2013	$10,000	$100,000	$200,000	770	770	770		4,438	$69.33	$160,320
David A. Cherechinsky	2013	$11,000	$110,000	$220,000	770	770	770		4,438	$69.33	$160,320

(1)	Represents the range of possible payouts under the NOV annual incentive compensation plan.
(2)	On March 22, 2013, each of Mr. Miller and Mr. Workman was granted shares of performance share awards, which are reflected in the “Estimated Future Payouts Under Equity Incentive Plan Awards” column in the table above. The performance share awards can be earned by the executives only by performance against established goals and vest three years from the grant date. The performance share awards are divided into two equal, independent parts that are subject to two separate performance metrics: 50% with a TSR (total shareholder return) goal and 50% with an internal ROC goal (return on capital). Performance against the TSR goal is determined by comparing the performance of NOV’s TSR with the TSR performance of the members of the OSX index for the three year performance period of the performance share awards. Performance against the ROC goal is determined by comparing the performance of NOV’s actual ROC performance average for each of the three years of the performance period against the ROC goal set by the NOV Compensation Committee. Each of Mr. Miller and Mr. Workman can earn, in shares of National Oilwell Varco common stock, from 0 percent to 200 percent of the number of performance shares that are vesting, based upon achievement of the designated performance metrics. See “Compensation Discussion and Analysis – Components of Compensation – Long-Term Incentive Compensation” for further information.
(3)	On February 15, 2013, the Compensation Committee of NOV approved a special grant of restricted stock awards to its executive officers. The restricted stock award granted by NOV to Mr. Workman vests 100% on the third anniversary of the date of grant, provided that such executive officer remains continuously employed with NOV during such time period. Mr. Miller declined receiving such grant.
(4)

Assumptions made in calculating the value of option and restricted stock awards are further discussed in Item 15. Exhibits and Financial Statement Schedules – Notes to Consolidated Financial Statements, Note 13, of NOV’s Form 10-K for the fiscal year ended December 31, 2013. The grant date fair value of the restricted stock and performance awards are as follows: Mr. Miller - $5,167,465;

Mr. Workman - $901,290; Mr. Molinaro - $152,526; Mr. Chang - $53,384; and Mr. Cherechinsky - $53,384. The grant date fair value of the option awards are as follows: Mr. Miller - $4,711,550; Mr. Workman - $771,514; Mr. Molinaro - $305,555; Mr. Chang - $106,936; and Mr. Cherechinsky - $106,936.

Exercises and Holdings of Previously-Awarded Equity Disclosure

The following table provides information regarding outstanding awards that have been granted to our expected named executive officers where the ultimate outcomes of such awards have not been realized, as of December 31, 2013.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards						Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1) (j)
Merrill A. Miller, Jr.		197,500	(2)		$69.33	2/16/23
	43,166	86,334	(3)		$84.58	2/22/22
	74,000	37,000	(4)		$79.80	2/23/21
									41,000	(5)	$3,260,730
									45,000	(6)	$3,578,850
									70,320	(7)	$5,592,550
Robert R. Workman		32,019	(2)		$69.33	2/16/23
	9,666	19,334	(3)		$84.58	2/22/22
	16,200	8,100	(4)		$79.80	2/23/21
	11,295				$44.07	2/17/20
									9,000	(5)	$715,770
									10,100	(6)	$803,253
									11,236	(7)	$893,599
									13,000	(8)	$1,033,890
Daniel L. Molinaro		12,681	(2)		$69.33	2/16/23
	3,826	7,654	(3)		$84.58	2/22/22
	7,830	3,915	(4)		$79.80	2/23/21
									1,450	(10)	$115,319
									2,000	(9)	$159,060
									2,200	(8)	$174,966
Raymond W. Chang		4,438	(2)		$69.33	2/16/23
	1,339	2,679	(3)		$84.58	2/22/22
	3,240	1,620	(4)		$79.80	2/23/21
									600	(10)	$47,718
									700	(9)	$55,671
									770	(8)	$61,238

	Option Awards						Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1) (j)
David A. Cherechinsky		4,438	(2)		$69.33	2/16/23
	1,339	2,679	(3)		$84.58	2/22/22
	3,240	1,620	(4)		$79.80	2/23/21
	4,895				$44.07	2/17/20
	1,600				$25.96	2/21/19
									600	(10)	$47,718
									700	(9)	$55,671
									770	(8)	$61,238

(1)	Calculations based upon the closing price ($79.53) of NOV’s common stock on December 31, 2013, the last trading day of the year.
(2)	2013 Stock Option Grant - Stock options vest at the rate of 33 1/3%/year, with vesting dates of 2/15/14, 2/15/15 and 2/15/16.
(3)	2012 Stock Option Grant - Stock options vest at the rate of 33 1/3%/year, with vesting dates of 2/21/13, 2/21/14 and 2/21/15.
(4)	2011 Stock Option Grant - Stock options vest at the rate of 33 1/3%/year, with vesting dates of 2/22/12, 2/22/13 and 2/22/14.
(5)	2011 Performance-Vesting Restricted Stock Grant - The grant vests 100% on the third anniversary of the date of grant, contingent on NOV’s operating income growth, measured on a percentage basis, from January 1, 2011 to December 31, 2013 exceeding the median operating income growth for a designated peer group over the same period. One-time, non-recurring, non-operational gains or charges to income taken by NOV or any member of the designated peer group that are publicly reported would be excluded from the income calculation and comparison set forth above. If NOV’s operating income growth does not exceed the median operating income growth of the designated peer group over the designated period, the applicable restricted stock award grant for the executives will not vest and would be forfeited.
(6)	2012 Performance-Vesting Restricted Stock Grant - The grant vests 100% on the third anniversary of the date of grant, contingent on NOV’s operating income growth, measured on a percentage basis, from January 1, 2012 to December 31, 2014 exceeding the median operating income growth for a designated peer group over the same period. One-time, non-recurring, non-operational gains or charges to income taken by NOV or any member of the designated peer group that are publicly reported would be excluded from the income calculation and comparison set forth above. If NOV’s operating income growth does not exceed the median operating income growth of the designated peer group over the designated period, the applicable restricted stock award grant for the executives will not vest and would be forfeited.
(7)

2013 Performance Share Award Grant - The performance share awards can be earned by the executives only by performance against established goals and vest three years from the grant date. The performance share awards are divided into two equal, independent parts that are subject to two separate performance metrics: 50% with a TSR (total shareholder return) goal and 50% with an internal ROC goal (return on capital). Performance against the TSR goal is determined by comparing the performance of NOV’s TSR with the TSR performance of the members of the OSX index for the three year performance period of the performance share awards. Performance against the ROC goal is determined by comparing the performance of NOV’s actual ROC performance average for each of the three years of the performance period against the

ROC goal set by the NOV Compensation Committee. Executive officer can earn, in shares of NOV common stock, from 0 percent to 200 percent of the number of performance shares that are vesting, based upon achievement of the designated performance metrics.
(8)	2013 Restricted Stock Grant - The grant vests 100% on the third anniversary of the date of grant, provided that such executive officer remains continuously employed with NOV during such time period.
(9)	2012 Restricted Stock Grant - The grant vests 100% on the third anniversary of the date of grant, provided that such executive officer remains continuously employed with NOV during such time period.
(10)	2011 Restricted Stock Grant - The grant vests 100% on the third anniversary of the date of grant, provided that such executive officer remains continuously employed with NOV during such time period.

The following table provides information on the amounts received by our expected named executive officers upon exercise of stock options or vesting of stock awards.

Option Exercises and Stock Vested

	Option Awards		Stock Awards
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Merrill A. Miller, Jr.	195,000	$5,167,655	0	$0
Robert R. Workman	0	$0	0	$0
Daniel L. Molinaro	6,526	$170,414	1,888	$130,895
Raymond W. Chang	5,272	$171,904	769	$53,315
David A. Cherechinsky	0	$0	472	$32,724

Post-Employment Compensation

The following table provides information on nonqualified deferred compensation provided under the NOV Supplemental Plan to our expected named executive officers during the fiscal year ended December 31, 2013. For a more detailed discussion, see the section titled “Compensation Discussion and Analysis – Retirement, Health and Welfare Benefits”.

Nonqualifed Deferred Compensation

Name (a)	Executive Contributions in Last FY ($)(1) (b)	Registrant Contributions in Last FY ($)(2) (c)	Aggregate Earnings in Last FY ($)(3) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
Merrill A. Miller, Jr.	$0	$28,800	$51,443	—	$353,803
Robert R. Workman	$0	$11,025	$74	—	$208,069
Daniel L. Molinaro	$103,876	$4,765	$176,682	—	$908,806
Raymond W. Chang	$0	$0	$0	—	$0
David A. Cherechinsky	$10,732	$1,475	$1	—	$12,202

(1)	Executive contributions were from the executive’s salary and are included in the Summary Compensation Table under the “Salary” column.
(2)	Registrant contributions are included in the Summary Compensation Table under the “All Other Compensation” column.
(3)	Aggregate earnings reflect the returns of the investment funds selected by the executives and are not included in the Summary Compensation Table.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

Miller and Workman

NOV entered into an employment agreement on January 1, 2002 with Mr. Miller, which was amended on December 22, 2008 and on December 31, 2009. Under the employment agreement, Mr. Miller is provided a base salary, currently set at $975,000. The employment agreement also entitles him to receive an annual bonus and to participate in NOV’s incentive, savings and retirement plans. The agreement has a term of three years and is automatically extended on an annual basis. The agreement provides for a base salary, participation in employee incentive plans, and employee benefits as generally provided to all employees.

In addition, the agreement contains certain termination provisions. If the employment relationship is terminated by NOV for any reason other than

•	voluntary termination;

•	termination for cause (as defined);

•	death; or

•	long-term disability;

or if the employment relationship is terminated by the employee for Good Reason, as defined below, Mr. Miller is entitled to receive 3.5 times the amount of his current base salary, three times the amount equal to the total of the employer matching contributions under NOV’s 401(k) Plan and Supplemental Plan, and three years participation in NOV’s welfare and medical benefit plans. Mr. Miller will have the right, during the 60-day period after such termination, to elect to surrender all or part of any stock options held by him at the time of termination, whether or not exercisable, for a cash payment equal to the spread between the exercise price of the option and the highest reported per share sales price during the 60-day period prior to the date of termination. Any option not so surrendered will remain exercisable until the earlier of one year after the date of termination or the stated expiration date of the specific option grant.

Under the agreement, termination by Mr. Miller for “Good Reason” means

•	the assignment to him of any duties inconsistent with his current position or any action by NOV that results in a diminution in his position, authority, duties or responsibilities;

•	a failure by NOV to comply with the terms of the agreement; or

•	requiring Mr. Miller to relocate or to travel to a substantially greater extent than required at the date of the agreement.

In addition, compensation will be “grossed up” for any excise tax imposed under Section 4999 of the Internal Revenue Code as a result of any payment or benefit provided to Mr. Miller under the employment agreement. The agreement also contains restrictions on competitive activities and solicitation of our employees for three years following the date of termination. After any such termination of employment, Mr. Miller will also have the option to participate in NOV’s welfare and medical benefit plans at employee rates and will be entitled to receive outplacement services valued at not more than 15% of base salary.

NOV entered into an employment agreement on January 1, 2002 with Mr. Workman (which was amended on December 22, 2008 and on December 31, 2009) that contain certain termination provisions. Under the employment agreement, Mr. Workman is provided base salary. The agreement has a one-year term and is automatically extended on an annual basis. The agreement also provides for participation in employee incentive plans, and employee benefits as generally provided to all employees. If the employment relationship is terminated by NOV for any reason other than

•	voluntary termination;

•	termination for cause (as defined);

•	death; or

•	long-term disability;

or if the employment relationship is terminated by the employee for Good Reason, the employee is entitled to receive 1.5 times his current base salary and an amount equal to the total of the employer matching contributions under NOV’s 401(k) Plan and Supplemental Plan, and one year’s participation in NOV’s welfare and medical benefit plans.

In addition, compensation will be “grossed up” for any excise tax imposed under Section 4999 of the Internal Revenue Code as a result of any payment or benefit provided to the executive under his employment agreement. The agreement also contains restrictions on competitive activities and solicitation of our employees for one year following the date of termination. After any such termination of employment, the executive will also have the option to participate in NOV’s welfare and medical benefit plans at employee rates and will be entitled to receive outplacement services valued at not more than 15% of the executive’s base salary.

Additionally, NOV’s stock option agreements and restricted stock agreements provide for full vesting of unvested outstanding options and restricted stock, respectively, in the event of a change of control of NOV and a change in the holder’s responsibilities following a change of control.

Molinaro, Chang and Cherechinsky

Each of Mr. Molinaro, Mr. Chang and Mr. Cherechinsky does not have an employment agreement with NOV.

Potential Payments Upon Termination or Change in Control

NOV has entered into certain agreements and maintains certain plans that will require NOV to provide compensation to certain of its executive officers in the event of a termination of employment or change in control of NOV. The separation of NOV’s distribution business will not trigger change in control payments to any executive officers.

NOV’s Compensation Committee believes the payment and benefit levels provided to such executive officers under their employment agreements and/or change of control plans upon termination or change of control should correspond to the level of responsibility and risk assumed by such executive officer. Thus, the payment and benefit levels for Mr. Miller and Mr. Workman are based on their levels of responsibility and market considerations at the time NOV entered into the relevant agreements. Mr. Molinaro, Mr. Chang and Mr. Cherechinsky do not have any employment agreements with NOV. The NOV Compensation Committee recognizes that it is not likely that certain of NOV’s executive officers would be retained by an acquiror in the event of a change of control. As a result, the NOV Compensation Committee believes that a certain amount of cash compensation, along with immediate vesting of all unvested equity compensation, is an appropriate and sufficient incentive for such executive officers to remain employed with NOV, even if a change of control were imminent. It is believed that these benefit levels should provide NOV’s executive officers with reasonable financial security so that they could continue to make strategic decisions that impact the future of NOV.

The amount of compensation payable to each of NOW’s expected named executive officers in each situation is listed in the tables below.

The following table describes the potential payments upon termination or change in control of NOV as of December 31, 2013 for Merrill A. Miller, Jr.

Executive Benefits and Payments Upon Termination (1)	Involuntary Not for Cause Termination (2)
Base Salary (3.5 times)	$3,412,500
Continuing medical benefits	$288,809
Retirement Contribution and Matching	$234,000
Value of Unvested Stock Options	$2,014,500
Value of Unvested Restricted Stock	$12,432,130
Outplacement Services (3)	$146,250
Estimated Tax Gross Up	$0

Total:	$18,528,189

(1)	For purposes of this analysis, we assumed the Executive’s compensation is as follows: base salary as of December 31, 2013 of $975,000. Unvested stock options include 37,000 options from 2011 grant at $79.80/share, 86,334 options from 2012 grant at $84.58/share and 197,500 options from 2013 grant at $69.33/share. Unvested restricted stock includes 41,000 shares from 2011 grant and 45,000 shares from 2012 grant, and 70,320 performance share awards from 2013 grant. Value of unvested stock options, restricted stock and performance share awards based on a share price of $79.53, NOV’s closing stock price on December 31, 2013.
(2)	Assumes the employment relationship is terminated by NOV for any reason other than voluntary termination, termination for cause, death, or disability, or if the employment relationship is terminated by the executive for “Good Reason”, as of December 31, 2013. Termination by the executive for “Good Reason” means the assignment to the employee of any duties inconsistent with his current position or any action by NOV that results in a diminution in the executive’s position, authority, duties or responsibilities; a failure by NOV to comply with the terms of the executive’s employment agreement; or the requirement of the executive to relocate or to travel to a substantially greater extent than required at the date of the employment agreement.
(3)	Executive also entitled to outplacement services valued at not more than 15% of base salary. For purposes of this analysis, we valued the outplacement services at 15% of base salary.

In the event of:

•	a NOV termination of Mr. Miller’s employment for cause;

•	Mr. Miller’s voluntary termination of his employment with NOV (not for “Good Reason”); or

•	Mr. Miller’s employment with NOV is terminated due to his death or disability,

no extra benefits are payable by NOV to Mr. Miller as a result of any such events, other than accrued obligations and benefits owed by NOV to Mr. Miller (such as base salary through the date of termination and his outstanding balance in NOV’s 401k Plan). In the event termination is not for cause, Mr. Miller would also be entitled to receive an amount equal to 50% of his base salary.

The following table describes the potential payments upon termination or change in control of NOV as of December 31, 2013 for Robert R. Workman.

Executive Benefits and Payments Upon Termination (1)	Involuntary Not for Cause Termination (2)
Base Salary (1.5 times)	$750,000
Continuing medical benefits	$423,098
Retirement Contribution and Matching	$42,500
Value of Unvested Stock Options	$326,594
Value of Unvested Restricted Stock	$3,446,512
Outplacement Services (3)	$75,000
Estimated Tax Gross Up	$0

Total:	$5,063,704

(1)	For purposes of this analysis, we assumed the Executive’s compensation is as follows: base salary as of December 31, 2013 of $500,000. Unvested stock options include 8,100 options from 2011 grant at $79.80/share, 19,334 options from 2012 grant at $84.58/share and 32,019 options from 2013 grant at $69.33/share. Unvested restricted stock includes 9,000 shares from 2011 grant, 10,100 shares from 2012 grant and 13,000 shares from 2013 grant, and 11,236 performance share awards from 2013 grant. Value of unvested stock options and restricted stock based on a share price of $79.53, NOV’s closing stock price on December 31, 2013.
(2)	Assumes the employment relationship is terminated by NOV for any reason other than voluntary termination, termination for cause, death, or disability, or if the employment relationship is terminated by the executive for “Good Reason”, as of December 31, 2013. Termination by the executive for “Good Reason” means the assignment to the employee of any duties inconsistent with his current position or any action by NOV that results in a diminution in the executive’s position, authority, duties or responsibilities; a failure by NOV to comply with the terms of the executive’s employment agreement; or the requirement of the executive to relocate or to travel to a substantially greater extent than required at the date of the employment agreement.
(3)	Executive also entitled to outplacement services valued at not more than 15% of base salary. For purposes of this analysis, we valued the outplacement services at 15% of base salary.

In the event of:

•	a NOV termination of Mr. Workman’s employment for cause;

•	Mr. Workman’s voluntary termination of his employment with NOV (not for “Good Reason”); or

•	Mr. Workman’s employment with NOV is terminated due to his death or disability,

no extra benefits are payable by NOV to Mr. Workman as a result of any such events, other than accrued obligations and benefits owed by NOV to Mr. Workman (such as base salary through the date of termination and his outstanding balance in NOV’s 401k Plan). In the event termination is not for cause, Mr. Workman would also be entitled to receive an amount equal to 50% of his base salary.

The following table describes the potential payments upon termination or change in control of NOV as of December 31, 2013 for Daniel Molinaro.

Executive Benefits and Payments Upon Termination (1)	Involuntary Not for Cause Termination (2)
Base Salary	$0
Continuing medical benefits	$0
Retirement Contribution and Matching	$0
Value of Unvested Stock Options	$129,346
Value of Unvested Restricted Stock	$449,345
Outplacement Services	$0
Estimated Tax Gross Up	$0

Total:	$578,691

(1)	Unvested stock options include 3,915 options from 2011 grant at $79.80/share, 7,654 options from 2012 grant at $84.58/share and 12,681 options from 2013 grant at $69.33/share. Unvested restricted stock includes 1,450 shares from 2011 grant, 2,000 shares from 2012 grant, and 2,200 shares from 2013 grant. Value of unvested stock options and restricted stock based on a share price of $79.53, NOV’s closing stock price on December 31, 2013.
(2)	Assumes an “Involuntary Termination” as of December 31, 2013. “Involuntary Termination” means termination from employment with NOV on or within twelve months following a Change of Control that is either (i) initiated by NOV for reasons other than (a) the employee’s gross negligence or willful misconduct in the performance of his duties with NOV or (b) the employee’s final conviction of a felony or a misdemeanor involving moral turpitude, or (ii) initiated by employee after (a) a reduction by NOV of his authority, duties or responsibilities immediately prior to the Change of Control, (b) a reduction of his base salary or total compensation as in effect immediately prior to the Change of Control, or (c) his transfer, without his express written consent, to a location which is outside the general metropolitan area in which his principal place of business immediately prior to the Change of Control may be located or NOV’s requiring him to travel on NOV business to a substantially greater extent than required immediately prior to the Change of Control. The term “Change of Control” shall mean: (i) NOV completes the sale of assets having a gross sales price which exceeds 50% of the consolidated total capitalization of NOV (consolidated total stockholders’ equity plus consolidated total long-term debt as determined in accordance with generally accepted accounting principles) as at the end of the last full fiscal quarter prior to the date such determination is made; or (ii) any corporation, person or group within the meaning of Section 13(d)(3) and 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Act”), becomes the beneficial owner (within the meaning of Rule 13d-3 under the Act) of voting securities of NOV representing more than 30% of the total votes eligible to be cast at any election of directors of NOV.

The following table describes the potential payments upon termination or change in control of NOV as of December 31, 2013 for Raymond Chang.

Executive Benefits and Payments Upon Termination (1)	Involuntary Not for Cause Termination (2)
Base Salary	$0
Continuing medical benefits	$0
Retirement Contribution and Matching	$0
Value of Unvested Stock Options	$45,268
Value of Unvested Restricted Stock	$164,627
Outplacement Services	$0
Estimated Tax Gross Up	$0

Total:	$209,895

(1)	Unvested stock options include 1,620 options from 2011 grant at $79.80/share, 2,679 options from 2012 grant at $84.58/share and 4,438 options from 2013 grant at $69.33/share. Unvested restricted stock includes 600 shares from 2011 grant, 700 shares from 2012 grant, and 770 shares from 2013 grant. Value of unvested stock options and restricted stock based on a share price of $79.53, NOV’s closing stock price on December 31, 2013.
(2)	Assumes an “Involuntary Termination” as of December 31, 2013. “Involuntary Termination” means termination from employment with NOV on or within twelve months following a Change of Control that is either (i) initiated by NOV for reasons other than (a) the employee’s gross negligence or willful misconduct in the performance of his duties with NOV or (b) the employee’s final conviction of a felony or a misdemeanor involving moral turpitude, or (ii) initiated by employee after (a) a reduction by NOV of his authority, duties or responsibilities immediately prior to the Change of Control, (b) a reduction of his base salary or total compensation as in effect immediately prior to the Change of Control, or (c) his transfer, without his express written consent, to a location which is outside the general metropolitan area in which his principal place of business immediately prior to the Change of Control may be located or NOV’s requiring him to travel on NOV business to a substantially greater extent than required immediately prior to the Change of Control. The term “Change of Control” shall mean: (i) NOV completes the sale of assets having a gross sales price which exceeds 50% of the consolidated total capitalization of NOV (consolidated total stockholders’ equity plus consolidated total long-term debt as determined in accordance with generally accepted accounting principles) as at the end of the last full fiscal quarter prior to the date such determination is made; or (ii) any corporation, person or group within the meaning of Section 13(d)(3) and 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Act”), becomes the beneficial owner (within the meaning of Rule 13d-3 under the Act) of voting securities of NOV representing more than 30% of the total votes eligible to be cast at any election of directors of NOV.

The following table describes the potential payments upon termination or change in control of NOV as of December 31, 2013 for David Cherechinsky.

Executive Benefits and Payments Upon Termination (1)	Involuntary Not for Cause Termination (2)
Base Salary	$0
Continuing medical benefits	$0
Retirement Contribution and Matching	$0
Value of Unvested Stock Options	$45,268
Value of Unvested Restricted Stock	$164,627
Outplacement Services	$0
Estimated Tax Gross Up	$0

Total:	$209,895

(1)	Unvested stock options include 1,620 options from 2011 grant at $79.80/share, 2,679 options from 2012 grant at $84.58/share and 4,438 options from 2013 grant at $69.33/share. Unvested restricted stock includes 600 shares from 2011 grant, 700 shares from 2012 grant, and 770 shares from 2013 grant. Value of unvested stock options and restricted stock based on a share price of $79.53, NOV’s closing stock price on December 31, 2013.
(2)	Assumes an “Involuntary Termination” as of December 31, 2013. “Involuntary Termination” means termination from employment with NOV on or within twelve months following a Change of Control that is either (i) initiated by NOV for reasons other than (a) the employee’s gross negligence or willful misconduct in the performance of his duties with NOV or (b) the employee’s final conviction of a felony or a misdemeanor involving moral turpitude, or (ii) initiated by employee after (a) a reduction by NOV of his authority, duties or responsibilities immediately prior to the Change of Control, (b) a reduction of his base salary or total compensation as in effect immediately prior to the Change of Control, or (c) his transfer, without his express written consent, to a location which is outside the general metropolitan area in which his principal place of business immediately prior to the Change of Control may be located or NOV’s requiring him to travel on NOV business to a substantially greater extent than required immediately prior to the Change of Control. The term “Change of Control” shall mean: (i) NOV completes the sale of assets having a gross sales price which exceeds 50% of the consolidated total capitalization of NOV (consolidated total stockholders’ equity plus consolidated total long-term debt as determined in accordance with generally accepted accounting principles) as at the end of the last full fiscal quarter prior to the date such determination is made; or (ii) any corporation, person or group within the meaning of Section 13(d)(3) and 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Act”), becomes the beneficial owner (within the meaning of Rule 13d-3 under the Act) of voting securities of NOV representing more than 30% of the total votes eligible to be cast at any election of directors of NOV.

NON-EMPLOYEE DIRECTOR COMPENSATION

Members of our Board of Directors who are not full-time employees will receive the following cash compensation:

•	For service on the Board of Directors – an annual retainer of $60,000, paid quarterly;

•	For service as chairperson of the audit committee of the Board of Directors – an annual retainer of $20,000, paid quarterly;

•	For service as chairperson of the compensation committee of the Board of Directors – an annual retainer of $15,000, paid quarterly;

•	For service as chairperson of the nominating/corporate governance committee of the Board of Directors – an annual retainer of $15,000, paid quarterly;

•	For service as a member of the audit committee of the Board of Directors – an annual retainer of $7,500, paid quarterly;

•	For service as a member of the compensation committee of the Board of Directors – an annual retainer of $5,000, paid quarterly;

•	For service as a member of the nominating/corporate governance committee of the Board of Directors – an annual retainer of $5,000, paid quarterly; and

•	$2,000 for each Board meeting and each committee meeting attended.

The Lead Director shall receive an annual retainer of $20,000, paid quarterly.

Directors of the Board who are also employees will not receive any compensation for their service as directors.

Members of the Board are also eligible to receive stock options and awards, including restricted stock, performance awards, phantom shares, stock payments, or SARs, under the NOW Inc. Long-Term Incentive Plan.

Members of the Board will receive a grant of restricted stock annually, to be granted on the date of each annual stockholders meeting, in an amount determined by dividing $120,000 by the closing stock price of our common stock on the New York Stock Exchange as of the date of our annual stockholders meeting. The restricted stock award shares will vest in three equal annual installments beginning on the first anniversary of the date of the grant.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

The Separation from NOV

The separation will be accomplished by means of the pro rata distribution by NOV of all of the outstanding shares of NOW Inc. common stock to holders of NOV common stock entitled to such distribution, as described under “The Separation and the Distribution” included elsewhere in this information statement. Completion of the distribution will be subject to satisfaction, or waiver by NOV, of the conditions to the separation and distribution described under “The Separation and the Distribution—Conditions to the Distribution.”

Related-Party Transactions

As a current subsidiary of NOV, we engage in related-party transactions with NOV. Those transactions are described in more detail in Note 3 of Notes to Combined Financial Statements that accompany our audited combined financial statements included elsewhere in this information statement.

From and after the distribution date, we expect to have in effect a Code of Business Conduct and Ethics, which will require all directors and executive officers to promptly bring to the attention of the General Counsel and, in the case of directors, the Chairman of the Nominating/Corporate Governance Committee or, in the case of executive officers, the Chairman of the Audit Committee, any transaction or relationship that arises and of which she or he becomes aware that reasonably could be expected to constitute a related-party transaction. For purposes of the Company’s Code of Business Conduct and Ethics, a related-party transaction is a transaction in which the Company (including its affiliates) is a participant and in which any director or executive officer (or their immediate family members) has or will have a direct or indirect material interest. For so long as NOV continues to be a related party following the distribution, transactions with NOV will be related-party transactions subject to the Code of Business Conduct and Ethics. Any such transaction or relationship will be reviewed by our company’s management or the appropriate Board committee to ensure it does not constitute a conflict of interest and is reported appropriately. Additionally, the Nominating/Corporate Governance Committee’s charter will provide for the committee to conduct an annual review of related-party transactions between each of our directors and the Company (and its affiliates) and to make recommendations to the Board of Directors regarding the continued independence of each Board member.

Agreements Between Us and NOV

As part of the separation and the distribution, we will enter into a Separation and Distribution Agreement and several other agreements with NOV to effect the separation and to provide a framework for our relationship with NOV after the separation and the distribution. These agreements will provide for the allocation between us and NOV of the assets, liabilities and obligations of NOV and its subsidiaries, and will govern various aspects of the relationship between us and NOV subsequent to the separation, including with respect to transition services, employee benefits, intellectual property rights, tax matters and other commercial relationships. In addition to the Separation and Distribution Agreement, which contains key provisions related to the separation and the distribution, these agreements will include, among others:

•	Tax Matters Agreement;

•	Employee Matters Agreement;

•	Transition Services Agreement; and

•	Two Master Supply Agreements.

The forms of certain of the principal agreements described below will be filed as exhibits to the registration statement of which this information statement is a part. The summaries of the material terms of these agreements are qualified in their entirety by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement.

The terms and provisions of the agreements described below that will be in effect following the separation have not yet been finalized. Material changes may be made prior to the separation and will be included in a subsequent amendment to the registration statement of which this information statement is a part. No changes may be made after our separation from NOV without our consent.

Separation and Distribution Agreement

The Separation and Distribution Agreement will govern the terms of the separation of the distribution business from NOV’s other businesses. Generally, the Separation and Distribution Agreement will include NOV’s and our agreements relating to the restructuring steps to be taken to complete the separation, including the assets, equity interests and rights to be transferred, liabilities to be assumed, contracts to be assigned and related matters. Subject to the receipt of required governmental and other consents and approvals, in order to accomplish the separation, the Separation and Distribution Agreement will provide for NOV and us to transfer specified assets (including the equity interests of certain NOV subsidiaries) and liabilities between the companies that will operate the distribution business after the distribution, on the one hand, and NOV’s remaining businesses, on the other hand.

Except as expressly set forth in the Separation and Distribution Agreement or any ancillary agreement, neither NOV nor NOW Inc. will make any representation or warranty as to the assets, equity interests, business or liabilities transferred or assumed as part of the separation, as to any approvals or notifications required in connection with the transfers, as to the value or freedom from any security interests of any of the assets transferred, as to the absence or presence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of either NOV or NOW Inc. or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value transferred in connection with the separation. All assets will be transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good and marketable title, free and clear of any security interest, and that any necessary consents or governmental approvals are not obtained or that any requirements of laws, agreements, security interests or judgments are not complied with.

The Separation and Distribution Agreement will specify those conditions that must be satisfied or waived by NOV prior to the distribution. See “The Separation and the Distribution—Conditions to the Distribution” included elsewhere in this information statement. In addition, NOV will have the right to determine the date and terms of the distribution, and will have the right to determine to abandon or modify the distribution and to terminate the Separation and Distribution Agreement at any time prior to the distribution.

The Separation and Distribution Agreement will govern the treatment of aspects relating to indemnification, insurance, litigation responsibility, confidentiality, management, intellectual property (including trademarks) and cooperation.

Tax Matters Agreement

In connection with the separation and distribution, we will enter into a Tax Matters Agreement between us and NOV. The Tax Matters Agreement will set forth each party’s rights and obligations with respect to deficiencies and refunds, if any, of federal, state, local, and foreign taxes for periods before and after the distribution, as well as taxes attributable to the separation and distribution, and related matters such as the filing of tax returns and the conduct of IRS and other audits. In addition, it is anticipated that the Tax Matters Agreement will impose certain restrictions on us and our subsidiaries (including restrictions on share issuances, business combinations, sales of assets and similar transactions) that are designed to preserve the generally tax-free status of the separation and distribution.

To the extent we are required to indemnify NOV (or its subsidiaries or other affiliates) or otherwise bear taxes under the Tax Matters Agreement, we may be subject to substantial liabilities.

Employee Matters Agreement

In connection with the separation and the distribution, we will enter into an Employee Matters Agreement between us and NOV. The Employee Matters Agreement will govern NOV’s and our compensation and employee benefit obligations with respect to the current and former employees of each company, and generally will allocate liabilities and responsibilities relating to employee compensation and benefit plans and programs. The Employee Matters Agreement will provide for the treatment of outstanding NOV equity awards. The Employee Matters Agreement also will set forth the general principles relating to employee matters, including with respect to the assignment of employees and the transfer of employees from NOV to us, the assumption and retention of liabilities and related assets, expense reimbursements, workers’ compensation, leaves of absence, the provision of comparable benefits, employee service credits, the sharing of employee information and the duplication or acceleration of benefits.

Transition Services Agreement

In connection with the separation and the distribution, we will enter into a Transition Services Agreement between us and NOV. The Transition Services Agreement will set forth the terms on which NOV will provide to us, and we will provide to NOV, on a temporary basis, certain services or functions that the companies historically have shared. Transition services may include administrative, payroll, human resources, data processing, environmental health and safety, financial audit support, financial transaction support, legal support services, IT and network infrastructure systems and various other support and corporate services. The Transition Services Agreement will provide for the provision of specified transition services generally for a period of up to 18 months.

Master Supply Agreements

In connection with the separation and distribution, we will enter into a Master Distributor Agreement and a Master Supply Agreement between us and NOV. Under the Master Distributor Agreement, we will act as a distributor of certain NOV products. Under the Master Supply Agreement, we will supply products and provide solutions, including supply chain management solutions, to NOV.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this information statement, all of the outstanding shares of our common stock are owned by NOV. After the distribution, NOV will not own any of our common stock. The following table provides information with respect to the expected beneficial ownership of our common stock immediately after the distribution by (1) each stockholder who is expected to be a beneficial owner of more than 5 percent of our outstanding common stock based on publicly available information, (2) each of our directors, (3) each executive officer named in the Summary Compensation Table and (4) all of our executive officers and director nominees as a group. Except as otherwise noted above or in the footnotes below, each person or entity identified below has sole voting and investment power with respect to such securities. To the extent our directors and executive officers own NOV common stock as of the record date for the distribution, they will participate in the distribution on the same terms as other holders of NOV common stock. The mailing address for each of the directors and executive officers listed below is 7402 North Eldridge Parkway, Houston, Texas 77041.

We have based the percentages below on each person’s beneficial ownership of NOV common stock as of April 1, 2014, unless we indicate some other basis for the share amounts. We estimate that, based on the approximately 429 million shares of NOV common stock outstanding as of April 1, 2014 (excluding treasury shares and assuming no exercise of NOV options), distribution of 100 percent of our common stock and applying the distribution ratio, we will have approximately 107 million shares of common stock outstanding immediately after the distribution.

	Shares of Common Stock to be Beneficially Owned
Principal Stockholders and Address	Number	Percent
BlackRock, Inc.	6,381,271	5.96%
40 East 52nd Street New York, New York 10022
Director or Named Executive Officer
Mr. Merrill A. Miller, Jr.	1,336,590	1.25%
Mr. Robert R. Workman	417,386	0.39%
Mr. Daniel L. Molinaro	122,588	0.11%
Mr. Raymond W. Chang	46,800	0.04%
Mr. David A. Cherechinsky	71,375	0.07%
Mr. Rodney W. Eads	0	*
Mr. J. Wayne Richards	0	*
All directors and named executive officers as a group (7 persons)	1,994,739	1.86%

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of information concerning our capital stock. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of our amended and restated certificate of incorporation or of our amended and restated bylaws, as each is anticipated to be in effect at the time of the distribution. The summary is qualified in its entirety by reference to these documents, which you must read for complete information on our capital stock. Our certificate of incorporation and bylaws to be in effect at the time of the distribution will be included as exhibits to our registration statement of which this information statement is a part. The summaries and descriptions below do not purport to be complete statements of Delaware corporate law.

Distributions of Securities

In the past three years, NOW Inc. has not sold any securities, including sales of reacquired securities, new issues (other than to NOV in connection with our formation), securities issued in exchange for property, services or other securities and new securities resulting from the modification of outstanding securities.

Common Stock

Immediately after the distribution, our authorized capital stock will consist of 330 million shares of common stock, par value $0.01 per share, and 20 million shares of preferred stock, par value $0.01 per share, all of which shares of preferred stock will be undesignated.

Shares Outstanding

Immediately following the distribution, we expect that approximately 107 million shares of our common stock will be issued and outstanding based upon approximately 429 million shares of NOV common stock outstanding as of April 1, 2014 and applying the distribution ratio of one share of our common stock for every four shares of NOV common stock held as of the record date (without accounting for cash to be issued in lieu of fractional shares).

Voting Rights

Each share of common stock will be entitled to one vote on all matters submitted to a vote of stockholders. To be elected in an uncontested election for Board members, a director nominee must receive more votes “for” than “against” by shares present in person or by proxy and entitled to vote. In a contested election for Board members, the Board members will be elected by a plurality of shares present in person or by proxy and entitled to vote.

Holders of shares of our common stock will not have cumulative voting rights. In other words, a holder of a single share of common stock cannot cast more than one vote for each position to be filled on our Board of Directors. A consequence of not having cumulative voting rights is that the holders of a majority of the shares of common stock entitled to vote in the election of directors can elect all directors standing for election, which means that the holders of the remaining shares will not be able to elect any directors.

Other Rights

In the event of any liquidation, dissolution or winding up of the Company, after the satisfaction in full of the liquidation preferences of holders of any preferred shares, holders of shares of our common stock will be entitled to ratable distribution of the remaining assets available for distribution to stockholders. The shares of our common stock will not be subject to redemption by operation of a sinking fund or otherwise. Holders of shares of our common stock will not be entitled to preemptive or conversion rights or other subscription rights. The rights, preferences and privileges of the holders of NOW Inc. common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series or preferred stock that NOW Inc. may designate and issue in the future.

Fully Paid

The issued and outstanding shares of our common stock will be fully paid and non-assessable. This means the full purchase price for the outstanding shares of our common stock will have been paid and the holders of such shares will not be assessed any additional amounts for such shares. Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable.

Preferred Stock

Our certificate of incorporation will authorize our Board of Directors, subject to any limitations prescribed by the DGCL or our certificate of incorporation, to designate and issue from time to time one or more series of preferred stock without stockholder approval. Our Board of Directors will be vested with the authority to fix by resolution the designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, including, without limitation, redemption rights, dividend rights, liquidation preferences and conversion or exchange rights of any class or series of preferred stock, and to fix the number of classes or series of preferred stock, the number of shares constituting any such class or series and the voting powers for each class or series. We believe that the ability of our Board of Directors to issue one or more series of our preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise.

The authority of the Board of Directors to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of our Company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our Board of Directors may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock. No current agreements or understandings exist with respect to the issuance of preferred stock, and, as of the date of this document, our Board of Directors has no intention to issue any shares of preferred stock.

Restrictions on Payment of Dividends

We are incorporated in Delaware and are governed by Delaware law. Holders of shares of our common stock will be entitled to receive dividends, subject to prior dividend rights of the holders of any preferred shares, when, as and if declared by our Board of Directors out of funds legally available for that purpose. We do not currently anticipate paying dividends on our common stock. We currently intend to retain our future earnings to support the growth and development of our business. The payment of future cash dividends, if any, will be at the discretion of our Board of Directors and will depend upon, among other things, our financial condition, results of operations, capital requirements and development expenditures, future business prospects and any restrictions imposed by future debt instruments. See “Dividend Policy” included elsewhere in this information statement.

Size of Board and Vacancies; Removal

Upon completion of the separation and the distribution, we expect that nine individuals will serve on our Board of Directors. Our certificate of incorporation will provide that our directors will be divided into three classes, as nearly equal in number as possible, with the members of each class serving staggered three-year terms. Class I directors will have an initial term expiring in 2015, Class II directors will have an initial term expiring in 2016 and Class III directors will have an initial term expiring in 2017. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our Board of Directors could have the effect of increasing the length of time necessary to change the composition of a majority of the Board of Directors; in general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the Board of Directors.

Our certificate of incorporation and bylaws will provide, subject to the rights of holders of a series of shares of preferred stock to elect one or more directors pursuant to any provisions of any certificate of designation relating to any such series, that the number of directors will be fixed exclusively by a majority of the entire Board of Directors from time to time. Our certificate of incorporation will also provide that directors may be removed only with cause and only by the affirmative vote of the holders of at least 80 percent of the voting power of the then-outstanding voting stock. Our bylaws will provide that, unless the Board of Directors determines otherwise, vacancies, however created, may be filled only by a majority of the remaining directors, even if less than a quorum.

No Stockholder Action by Written Consent

Our certificate of incorporation will provide that our stockholders may act only at an annual or special meeting of stockholders and may not act by written consent.

Special Meetings of Stockholders

Our bylaws will provide that special meetings of stockholders may be called only by the Chief Executive Officer or the Board of Directors, pursuant to a resolution adopted by a majority of the directors the Company would have if there were no vacancies. Stockholders may not call special meetings.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws will contain advance-notice and other procedural requirements that apply to stockholder proposals and stockholder nominations of candidates for the election of directors. Proper notice must be both timely and must include certain information about the stockholder making the proposal or nomination, as applicable, and about the proposal or candidate being nominated, as applicable. In the case of any annual meeting, to be timely, a stockholder proposing to nominate a person for election to our Board of Directors or proposing that any other action be taken must give our corporate secretary written notice of the proposal not less than the 90th day and not earlier than the 120th day before the anniversary of the date on which we first mailed proxy materials for the immediately preceding annual meeting of stockholders. This deadline is subject to an exception if the date of the annual meeting is more than 30 days before or more than 30 days after the first anniversary of the preceding year’s annual meeting of stockholders in which case written notice must be given to our corporate secretary not later than the 120th day prior to such annual meeting or the 10th day after public announcement of the annual meeting date is first made. If the Chief Executive Officer or the Board of Directors calls a special meeting of stockholders for the election of directors, a stockholder proposing to nominate a person for that election must give our corporate secretary written notice of the proposal not earlier than the 120th day and not later than the 90th day prior to the special meeting, or the 10th day after public announcement of the special meeting date and the nominees proposed by the Board of Directors is first given by the Company.

These advance-notice provisions may have the effect of precluding a contest for the election of our directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to us and our stockholders.

Amendments to the Certificate of Incorporation and Bylaws

Our certificate of incorporation will provide that the affirmative vote of the holders of at least 80 percent of our voting stock then outstanding is required to amend certain provisions of the certificate of incorporation, including those relating to the number and classification of the Board of Directors, term and removal of directors, the calling of special meetings of stockholders and exclusive venue for specified disputes. Our certificate of incorporation will also provide that the affirmative vote of holders of at least 80 percent of the voting power of the voting stock then outstanding will be required to amend certain provisions of the bylaws, including those relating to the calling of special meetings of stockholders, stockholder action by written consent, composition and classification of the Board of Directors, vacancies on the Board of Directors, term and removal of directors and director and officer indemnification. Our certificate of incorporation will also confer upon our Board of Directors the right to amend our bylaws.

Exclusive Forum

Our bylaws will provide that, unless our Board of Directors consents in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, creditors or other constituents, any action asserting a claim against us or any of our directors or officers arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws (as either may be amended from time to time) or any action asserting a claim against us or any of our directors or officers governed by the internal affairs doctrine. If (and only if) the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state court located within the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware.

Delaware Statutory Business Combination Statute

We will be subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15 percent or more of a Delaware corporation’s outstanding voting stock or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years following the date on which that person became an interested stockholder unless:

•	Before that person became an interested stockholder, the board of directors of the corporation approved the transaction in which that person became an interested stockholder or approved the business combination;

•	On completion of the transaction that resulted in that person’s becoming an interested stockholder, that person owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, other than stock held by (1) directors who are also officers of the corporation or (2) any employee stock plan that does not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	Following the transaction in which that person became an interested stockholder, both the board of directors of the corporation and the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by that person approve the business combination.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if a majority of the directors who were directors prior to any person’s becoming an interested stockholder during the previous three years, or were recommended for election or elected to succeed those directors by a majority of those directors, approve or do not oppose that extraordinary transaction.

Limitation on Liability of Directors, Indemnification of Directors and Officers, and Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and NOW Inc.’s certificate of incorporation will include such an exculpation provision.

Our certificate of incorporation will provide that no director will be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation on liability is not permitted under the DGCL, as now in effect or as amended. Currently, Section 102(b)(7) of the DGCL requires that liability be imposed for the following:

•	Any breach of the director’s duty of loyalty to our Company or our stockholders.

•	Any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law.

•	Unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL.

•	Any transaction from which the director derived an improper personal benefit.

Additionally, Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person is made a party by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (other than an action by or in the right of the corporation—a “derivative action”), if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s bylaws, disinterested director vote, stockholder vote, agreement or otherwise. Our certificate of incorporation and bylaws will provide that, to the fullest extent authorized or permitted by the DGCL, as now in effect or as amended, we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person, or a person of whom he or she is the legal representative, is or was our director or officer, or by reason of the fact that our director or officer is or was serving, at our request, as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by us. We will indemnify such persons against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action if such person acted in good faith and in a manner reasonably believed to be in our best interests and, with respect to any criminal proceeding, had no reason to believe their conduct was unlawful. A similar standard will be applicable in the case of derivative actions, except that indemnification will only extend to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such actions, and court approval will be required before there can be any indemnification where the person seeking indemnification has been found liable to us. Any amendment of this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

We also intend to obtain insurance policies that insure our directors and officers and those of our subsidiaries against certain liabilities they may incur in their capacity as directors and officers. The insurance will provide coverage, subject to its terms and conditions, if the Company is unable to (e.g., due to bankruptcy) or unwilling to indemnify the directors and officers for a covered wrongful act.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be AST. Registered stockholders in the U.S. can contact AST at (800) 937-5449 or through its website at www.amstock.com. Stockholders from outside the U.S. can contact AST at (718) 921-8124.

Stock Exchange Listing

Our common stock will trade on the NYSE under the ticker symbol “DNOW.”

DESCRIPTION OF INDEBTEDNESS

Credit Facility

On April 18, 2014, we entered into a five-year senior unsecured credit facility with a syndicate of lenders, including Wells Fargo Bank, National Association, as administrative agent. The credit facility will become available to us upon the satisfaction of customary conditions, including the consummation of the distribution. The credit facility will be for an aggregate principal amount of up to $750 million with sub-facilities for standby letters of credit and swingline loans, each with a sublimit of $150 million and $50 million, respectively. We have the right, subject to certain conditions, to increase the aggregate principal amount of commitments under the credit facility by $250 million.

The credit facility will be unsecured and guaranteed by our domestic subsidiaries. In the event that we or any subsidiary incurs long-term debt which is secured (other than certain excluded obligations), then we are required to secure the credit facility on equal terms with the security granted to such future debt.

The credit agreement related to the credit facility contains usual and customary affirmative and negative covenants for credit facilities of this type including financial covenants consisting of (a) a maximum capitalization ratio (as defined in the credit agreement) of 50% and (b) a minimum interest coverage ratio (as defined in the credit agreement) of no less than 3.00x.

Borrowings under the credit facility will bear interest at a base rate (as defined in the credit agreement) plus an applicable interest margin based on our capitalization ratio. The base rate is calculated as the highest of (a) the Federal Funds Rate, as published by the Federal Reserve Bank of New York, plus 1/2 of 1%, (b) the prime commercial lending rate of the administrative agent, as established from time to time at its principal U.S. office, and (c) the Daily One-Month LIBOR (as defined in the credit agreement) plus 1%. We also have the option for our borrowings under the credit facility to bear interest based on LIBOR (as defined in the credit agreement). The credit agreement also provides for customary fees, including administrative agent fees, commitment fees, fees in respect of letters of credit and other fees.

The credit agreement relating to the credit facility is filed as an exhibit to the registration statement of which this information statement is a part. The foregoing summary of the material terms of the credit agreement is qualified in its entirety by reference to the full text of that credit agreement, which is incorporated by reference into this information statement.

DELIVERY OF INFORMATION STATEMENT

The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy delivery requirements for information statements with respect to two or more stockholders sharing the same address by delivering a single information statement to those stockholders. This process, known as “householding,” is intended to provide greater convenience for stockholders, and cost savings for companies, by reducing the number of duplicate documents that stockholders receive. Unless contrary instructions from one or more stockholders sharing an address have been received, only one copy of this information statement will be delivered to those multiple stockholders sharing an address.

If, at any time, a stockholder no longer wishes to participate in “householding” and would prefer to receive separate copies of the information statement, the stockholder should notify his or her intermediary or, if shares are registered in the stockholder’s name, should contact us at the address and telephone number provided below. Any stockholder who currently receives multiple copies of the information statement at his or her address and would like to request “householding” of communications should contact his or her intermediary or, if shares are registered in the stockholder’s name, should contact us at the address and telephone number provided below. Additionally, we will deliver, promptly upon written or oral request directed to the address or telephone number below, a separate copy of the information statement to any stockholders sharing an address to which only one copy was mailed.

NOV Investor Relations

7909 Parkwood Circle Drive

Houston, Texas 77036-6565

(713) 346-7500

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock that NOV stockholders will receive in the distribution. This information statement is a part of that registration statement and, as allowed by SEC rules, does not include all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For additional information relating to our company and to the separation and the distribution, reference is made to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this information statement as to the contents of any contract or document referred to are not necessarily complete and, in each instance, if the contract or document is filed as an exhibit to the registration statement, we refer you to the copy of the contract or document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by reference to the applicable contract or document.

Following the distribution, we will file annual, quarterly and special reports, proxy statements and other information with the SEC. We intend to furnish our stockholders with annual reports containing combined financial statements audited by an independent registered public accounting firm. The registration statement is, and any of these future filings with the SEC will be, available to the public over the internet on the SEC’s website at www.sec.gov. You may read and copy any filed document at the SEC’s public reference rooms in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information about the public reference rooms.

We plan to make our filings with the SEC available free of charge on our website at www.dnow.com and to provide our filings free of charge upon written request to our Investor Relations department at NOW Inc. 7402 North Eldridge Parkway, Houston, Texas 77041.

Our website and the information contained on that site, or connected to that site, are not and shall not be deemed to be incorporated into this information statement or the registration statement of which this information statement is a part or any other filings we make with the SEC.

No person is authorized to give any information or to make any representations or warranties with respect to the matters described in this information statement other than those contained in this information statement and, if given or made, such information or representation or warranty must not be relied upon as having been authorized by us or by NOV. Neither the delivery of this information statement nor the completion of the distribution shall, under any circumstances, create any implication that there has been no change in our affairs or those of NOV since the date of this information statement is correct as of any time after its date.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

NOW INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

National Oilwell Varco, Inc.

We have audited the accompanying combined balance sheets of NOW Inc. as of December 31, 2013 and 2012, and the related combined statements of income, comprehensive income, changes in net parent company investment, and cash flows for each of the three years in the period ended December 31, 2013. Our audits also included the financial statement schedule listed in the Index to Financial Statements. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of NOW Inc. at December 31, 2013 and 2012, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

Houston, Texas

February 26, 2014

NOW Inc.

COMBINED BALANCE SHEETS

(In millions)

	December 31,
	2013	2012
ASSETS
Current assets:
Cash and cash equivalents	$101	$138
Receivables, net	661	692
Inventories, net	850	1,015
Deferred income taxes	21	18
Prepaid and other current assets	29	19

Total current assets	1,662	1,882
Property, plant and equipment, net	102	61
Deferred income taxes	15	11
Goodwill	333	343
Intangibles, net	68	74
Other assets	3	2

Total assets	$2,183	$2,373

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$264	$272
Accrued liabilities	99	113
Accrued income taxes	—	6

Total current liabilities	363	391
Deferred income taxes	16	9
Other liabilities	2	2

Total liabilities	381	402

Commitments and contingencies
Net parent company investment
Net parent company investment	1,802	1,953
Accumulated other comprehensive income	—	18

Total net parent company investment	1,802	1,971

Total liabilities and net parent company investment	$2,183	$2,373

The accompanying notes are an integral part of these statements.

NOW Inc.

COMBINED STATEMENTS OF INCOME

(In millions)

	Years Ended December 31,
	2013	2012	2011
Revenue	$4,296	$3,414	$1,641
Operating expenses
Cost of products	3,499	2,803	1,283
Operating and warehousing costs	412	315	157
Selling, general and administrative	161	128	73

Operating profit	224	168	128
Other income (expense), net	(2)	(3)	—

Income before income taxes	222	165	128
Provision for income taxes	75	57	43

Net income	$147	$108	$85

The accompanying notes are an integral part of these statements.

NOW Inc.

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(In millions)

	Years Ended December 31,
	2013	2012	2011
Net income	$147	$108	$85
Other comprehensive income (loss):
Currency translation adjustments	(18)	9	(25)

Comprehensive income	$129	$117	$60

The accompanying notes are an integral part of these statements.

NOW Inc.

COMBINED STATEMENTS OF CASH FLOWS

(In millions)

	Years Ended December 31,
	2013	2012	2011
Cash flows from operating activities:
Net income	$147	$108	$85
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	17	12	6
Deferred income taxes	3	(7)	(11)
Other	12	7	4
Change in operating assets and liabilities, net of acquisitions:
Receivables	23	(25)	(66)
Inventories	158	(87)	(36)
Prepaid and other current assets	(11)	(3)	(2)
Accounts payable	(9)	(59)	22
Income taxes payable	(6)	(1)	—
Other assets/liabilities, net	(17)	43	(5)

Net cash provided by (used in) operating activities	317	(12)	(3)

Cash flows from investing activities:
Purchases of property, plant and equipment	(55)	(14)	(4)
Business acquisitions, net of cash acquired	—	(1,113)	(30)
Other, net	1	—	—

Net cash used in investing activities	(54)	(1,127)	(34)

Cash flows from financing activities:
Contributions from (distributions to) parent company	(298)	1,185	(37)
Other	(1)	(1)	(1)

Net cash provided by (used in) financing activities	(299)	1,184	(38)

Effect of exchange rates on cash	(1)	2	3

Increase (decrease) in cash and cash equivalents	(37)	47	(72)
Cash and cash equivalents, beginning of period	138	91	163

Cash and cash equivalents, end of period	$101	$138	$91

Supplemental disclosures of cash flow information:
Cash payments during the period for:
Income taxes	$73	$65	$38

The accompanying notes are an integral part of these statements.

NOW Inc.

COMBINED STATEMENTS OF CHANGES IN NET PARENT COMPANY INVESTMENT

(In millions)

	Net Parent Company Investment	Accumulated Other Comprehensive Income (Loss)	Total Net Parent Company Investment
Balance at December 31, 2010	$612	$34	$646

Net income	85	—	85
Other comprehensive income, net	—	(25)	(25)
Contributions from (distributions to) parent company	(37)	—	(37)

Balance at December 31, 2011	$660	$9	$669

Net income	108	—	108
Other comprehensive loss, net	—	9	9
Contributions from (distributions to) parent company	1,185	—	1,185

Balance at December 31, 2012	$1,953	$18	$1,971

Net income	147	—	147
Other comprehensive income, net	—	(18)	(18)
Contributions from (distributions to) parent company	(298)	—	(298)

Balance at December 31, 2013	$1,802	$—	$1,802

The accompanying notes are an integral part of these statements.

NOW Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

1. Organization and Basis of Presentation

The Separation

On September 24, 2013, National Oilwell Varco, Inc. (“NOV”) announced approval by its Board of Directors to pursue the separation of its distribution business into a stand-alone, publicly traded corporation. This separation is expected to be completed in accordance with a separation and distribution agreement between NOV and NOW Inc. NOV intends to distribute, on a pro rata basis, all of the shares of NOW Inc. common stock to the NOV shareholders as of the record date for the separation. NOW Inc. was incorporated in Delaware as a wholly owned subsidiary of NOV on November 22, 2013. The separation is subject to market conditions, customary regulatory approvals, and final approval by NOV’s Board of Directors.

Basis of Presentation

These combined financial statements were prepared in connection with the expected separation and are derived from the accounting records of NOV. These statements reflect the combined historical results of operations, financial position and cash flows of NOW Inc. operations and an allocable portion of corporate costs.

These financial statements are presented as if such businesses had been combined for all periods presented. All intercompany transactions and accounts within NOW Inc. have been eliminated. The assets and liabilities in the combined financial statements have been reflected on a historical cost basis, as immediately prior to the separation all of the assets and liabilities presented are wholly owned by NOV and are being transferred within NOV. The combined statement of income also includes expense allocations for certain corporate functions historically performed by NOV. and not allocated to its operating segments, including allocations of general corporate expenses related to executive oversight, accounting, treasury, tax, legal, procurement and information technology. These allocations are based primarily on specific identification of time and/or activities associated with NOW Inc., employee headcount or capital expenditures. Management believes the assumptions underlying the combined financial statements, including the assumptions regarding allocating general corporate expenses from NOV, are reasonable. Nevertheless, the combined financial statements may not include all of the actual expenses that would have been incurred had we been a stand-alone public company during the periods presented and may not reflect our combined results of operations, financial position and cash flows had we been a stand-alone public company during the periods presented. Actual costs that would have been incurred if we had been a stand-alone public company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure.

2. Summary of Significant Accounting Policies

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, receivables, and payables approximated fair value because of the relatively short maturity of these instruments. Cash equivalents include only those investments having a maturity date of three months or less at the time of purchase.

Inventories

Inventories consist of oilfield and industrial finished goods. Inventories are stated at the lower of cost or market and using average cost methods. Allowances for excess and obsolete inventories are determined based on our historical usage of inventory on-hand as well as our future expectations. The allowance, which totaled $31 million and $32 million at December 31, 2013 and 2012, respectively, is the amount necessary to reduce the cost of the inventory to its net realizable value.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Expenditures for major improvements that extend the lives of property and equipment are capitalized while minor replacements, maintenance and repairs are charged to operations as incurred. Disposals are removed at cost less accumulated depreciation with any resulting gain or loss reflected in operations. Depreciation is provided using the straight-line method over the estimated useful lives of individual items. Depreciation expense was $11 million, $8 million and $4 million for the years ended December 31, 2013, 2012 and 2011, respectively. The estimated useful lives of the major classes of property, plant and equipment are included in Note 6 to the combined financial statements.

Intangible Assets

The Company has approximately $333 million of goodwill and $68 million of identified intangible assets at December 31, 2013. Generally accepted accounting principles require the Company to test goodwill for impairment at least annually or more frequently whenever events or circumstances occur indicating that such assets might be impaired.

Goodwill is identified by segment as follows (in millions):

	United States	Canada	International	Total
Balance at December 31, 2011	$21	$14	$17	$52
Goodwill acquired during period	183	103	5	291
Currency translation adjustments and other	—	—	—	—

Balance at December 31, 2012	$204	$117	$22	$343
Currency translation adjustments and other	(2)	(8)	—	(10)

Balance at December 31, 2013	$202	$109	$22	$333

Identified intangible assets with determinable lives consist primarily of customer relationships, trademarks, trade names, patents, and technical drawings acquired in acquisitions, and are being amortized on a straight-line basis over the estimated useful lives of 2-30 years. Amortization expense of identified intangibles is expected to be approximately $6 million in each of the next five years.

The net book values of identified intangible assets are identified by segment as follows (in millions):

	United States	Canada	International	Total
Balance at December 31, 2011	$—	$1	$19	$20
Additions to intangible assets	55	2	1	58
Amortization	(2)	—	(2)	(4)

Balance at December 31, 2012	$53	$3	$18	$74
Amortization	(3)	(1)	(2)	(6)

Balance at December 31, 2013	$50	$2	$16	$68

Identified intangible assets by major classification consist of the following (in millions):

	Gross	Accumulated Amortization	Net Book Value
December 31, 2012:
Trademarks	$58	$(3)	$55
Customer relationships	13	(2)	11
Patents	5	—	5
Other	4	(1)	3

Total identified intangibles	$80	$(6)	$74

December 31, 2013:
Trademarks	$58	$(6)	$52
Customer relationships	13	(3)	10
Patents	5	—	5
Other	4	(3)	1

Total identified intangibles	$80	$(12)	$68

The Company performed its annual impairment analysis for its goodwill during the fourth quarter of 2013 resulting in no impairment. The valuation techniques used in the annual test were consistent with those used during previous testing. The inputs used in the annual test were updated for current market conditions and forecasts.

Foreign Currency

The functional currency for most of our foreign operations is the local currency. The cumulative effects of translating the balance sheet accounts from the functional currency into the U.S. dollar at current exchange rates are included in accumulated other comprehensive income (loss). Revenues and expenses are translated at average exchange rates in effect during the period. Certain other foreign operations, including our operations in Norway, use the U.S. dollar as the functional currency. Accordingly, financial statements of these foreign subsidiaries are remeasured to U.S. dollars for consolidation purposes using current rates of exchange for monetary assets and liabilities and historical rates of exchange for nonmonetary assets and related elements of expense. Revenue and expense elements are remeasured at rates that approximate the rates in effect on the transaction dates. For all operations, gains or losses from remeasuring foreign currency transactions into the functional currency are included in income. Net foreign currency transaction gains (losses) were $(2) million, $(3) million and nil for the years ending December 31, 2013, 2012 and 2011, respectively, and are included in other income (expense) in the accompanying combined statements of income.

Revenue Recognition

The Company sells products through store fronts, on-site and eCommerce. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. Generally, across every channel, these conditions are met when the product is shipped or picked up by the customer. Revenues are presented net of return allowances and include freight charges billed to customers. Sales tax collected from customers is excluded from revenue in the accompanying combined statements of income.

Cost of Products

Cost of products includes the cost of inventory sold and related items, such as vendor consideration, inventory allowances and shipping and handling and inbound and outbound freight.

Operating and Warehousing Costs

Operating and Warehousing Costs include branch location and distribution center expenses (including compensation, benefits and rent).

Vendor Consideration

The Company receives funds from vendors in the normal course of business, principally as a result of purchase volumes. Generally, these vendor funds do not represent the reimbursement of specific, incremental and identifiable costs incurred by the Company to sell the vendor’s product. Therefore, the Company treats these funds as a reduction of inventory when purchased and once these goods are sold to third parties the associated amount is credited to cost of sales. The Company develops accrual rates for vendor consideration based on the provisions of the arrangements in place, historical trends, purchases and future expectations. Due to the complexity and diversity of the individual vendor agreements, the Company performs analyses and reviews historical trends throughout the year and confirms actual amounts with select vendors to ensure the amounts earned are appropriately recorded. Amounts accrued throughout the year could be impacted if actual purchase volumes differ from projected annual purchase volumes, especially in the case of programs that provide for increased funding when graduated purchase volumes are met.

Income Taxes

The liability method is used to account for income taxes. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to amounts which are more likely than not to be realized.

Concentration of Credit Risk

We grant credit to our customers, which operate primarily in the oil and gas industry. Concentrations of credit risk are limited because we have a large number of geographically diverse customers, thus spreading trade credit risk. We control credit risk through credit evaluations, credit limits and monitoring procedures. We perform periodic credit evaluations of our customers’ financial condition and generally do not require collateral, but may require letters of credit for certain international sales. Credit losses are provided for in the financial statements. Allowances for doubtful accounts are determined based on a continuous process of assessing the Company’s portfolio on an individual customer basis taking into account current market conditions and trends. This process consists of a thorough review of historical collection experience, current aging status of the customer accounts, and financial condition of the Company’s customers. Based on a review of these factors, the Company will establish or adjust allowances for specific customers. Accounts receivable are net of allowances for doubtful accounts of approximately $22 million and $15 million at December 31, 2013 and 2012.

Stock-Based Compensation

Compensation expense for the Company’s participation in NOV’s stock-based compensation plans is measured using the fair value method required by ASC Topic 718 “Compensation—Stock Compensation” (“ASC Topic 718”). Under this guidance the fair value of NOV stock option grants and NOV restricted stock is amortized to expense using the straight-line method over the shorter of the vesting period or the remaining employee service period.

The Company provides compensation benefits to employees and non-employee directors under share-based payment arrangements, including various employee stock option plans.

Total compensation cost that has been charged against income for all share-based compensation arrangements was $6 million, $6 million and $5 million for 2013, 2012 and 2011, respectively. The total income tax benefit recognized in the income statement for all share-based compensation arrangements was $2 million, $2 million and $2 million for 2013, 2012 and 2011, respectively.

Environmental Liabilities

When environmental assessments or remediations are probable and the costs can be reasonably estimated, remediation liabilities are recorded on an undiscounted basis and are adjusted as further information develops or circumstances change.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported and contingent amounts of assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates include but are not limited to, estimated losses on accounts receivable, estimated realizable value on excess and obsolete inventory, estimated accruals for vendor consideration, contingencies, estimated liabilities for litigation exposures, estimates related to the fair value of reporting units for purposes of assessing for impairment and estimates related to deferred tax assets and liabilities, including valuation allowances on deferred tax assets. Actual results could differ from those estimates.

Contingencies

The Company accrues for costs relating to litigation claims and other contingent matters, when such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties or on management’s judgment, as appropriate. Revisions to contingent liabilities are reflected in income in the period in which different facts or information become known or circumstances change that affect the Company’s previous judgments with respect to the likelihood or amount of loss. Amounts paid upon the ultimate resolution of contingent liabilities may be materially different from previous estimates and could require adjustments to the estimated reserves to be recognized in the period such new information becomes known.

In circumstances where the most likely outcome of a contingency can be reasonably estimated, we accrue a liability for that amount. Where the most likely outcome cannot be estimated, a range of potential losses is established and if no one amount in that range is more likely than others, the low end of the range is accrued.

3. Related Party Transactions and Net Parent Company Investment

Allocation of General Corporate Expenses

The combined financial statements include expense allocations for certain functions provided by NOV as well as other NOV employees not solely dedicated to NOW Inc., including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, communications, ethics and compliance, shared services, employee benefits and incentives, and share-based compensation. These expenses have been allocated to NOW Inc. on the basis of direct usage when identifiable, with the remainder allocated on the basis of operating profit, headcount or other measure. During 2013, 2012 and 2011, NOW Inc. was allocated $9 million, $7 million and $7 million, respectively, of general corporate expenses incurred by NOV which is included within selling, general and administrative expenses in the combined statements of operations.

The expense allocations have been determined on a basis that is considered to be a reasonable reflection of the utilization of services provided or the benefit received by the Company during the periods presented. The allocations do not, however, reflect the expense the Company would have incurred as an independent, publicly traded company for the periods presented. Actual costs that may have been incurred if the Company had been a stand-alone public company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.

Net Parent Company Investment

Net contributions from (distributions to) net parent company investment are included within net parent company investment on the Combined Statements of Net Parent Company Investment and Comprehensive Income. The components of the net transfers from/(to) parent as of December 31, 2013, 2012 and 2011 are as follows (in millions):

	December 31,
	2013	2012	2011
Net contributions from (distributions to) parent company per the combined changes in net parent company investment	$(151)	$1,293	$48
Less: Net income	(147)	(108)	(85)

Contributions from (distributions to) parent company per the statement of cash flows	$(298)	$1,185	$(37)

The combined financial statements include certain assets and liabilities that have historically been held at the parent company corporate level but which are specifically identifiable or otherwise allocable to the Company. The cash and cash equivalents held by the parent company at the corporate level are not specifically identifiable to NOW Inc. and therefore were not allocated to it for any of the periods presented. Cash and equivalents in the Company’s combined balance sheets primarily represent cash held locally by entities included in its combined financial statements. Transfers of cash to and from the parent company’s cash management system are reflected as a component of net parent company investment on the combined balance sheets.

All significant intercompany transactions between NOW Inc. and the parent company have been included in these combined financial statements and are considered to be effectively settled for cash in the combined financial statements at the time the transaction is recorded when the underlying transaction is to be settled in cash by the parent company. The total net effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flow as a financing activity and in the combined balance sheets as parent company investment.

4. Acquisitions

2012

In the year ended December 31, 2012, the Company completed three acquisitions for an aggregate purchase price of $1,113 million, net of cash acquired, including the following:

•	All the shares of Wilson International, Inc. (“Wilson”), a U.S.-based distributor of pipe, valves and fittings as well as mill, tool and safety products, acquired on May 31, 2012.

•	All the shares of CE Franklin Ltd. (“CE Franklin”), a Canada-based distributor of pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to oil and gas producers in Canada as well as to the oil sands, refining, heavy oil, petrochemical, forestry and mining industries, acquired on July 19, 2012.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of each 2012 acquisition (in millions):

	Wilson	CE Franklin	Other	Total
Current assets, net of cash acquired	$797	$202	$4	$1,003
Property, plant and equipment	20	13	—	33
Intangible assets	56	2	—	58
Goodwill	217	74	—	291
Other assets	2	1	—	3

Total assets acquired	1,092	292	4	1,388

Current liabilities	218	55	—	273
Other liabilities	2	—	—	2

Total liabilities	220	55	—	275

Cash consideration, net of cash acquired	$872	$237	$4	$1,113

The Company allocated $58 million to intangible assets (20 year weighted-average life), comprised of trademarks. Goodwill specifically includes the expected synergies and other benefits that the Company believes will result from combining its operations with those of businesses acquired and other intangible assets that do not qualify for separate recognition, such as assembled workforce in place at the date of each acquisition. The amount allocated to goodwill represents the excess of the purchase price over the fair value of the net assets acquired. Goodwill resulting from the Wilson acquisition is deductible for tax purposes while the CE Franklin acquisition is not deductible for tax purposes.

Unaudited Pro Forma Financial Information

The unaudited financial information in the table below summarizes the combined results of operations of NOV’s legacy distribution business, Wilson and CE Franklin, on a pro forma basis, as though the companies had been combined as of the beginning of each of the periods presented. The pro forma financial information is presented for informational purposes only and may not be indicative of the results of operations that would have been achieved if the acquisitions had taken place at the beginning of each of the periods presented. The pro forma financial information for all periods presented includes the business combination accounting effect on historical Wilson and CE Franklin revenues, adjustments to depreciation on acquired property, amortization charges from acquired intangible assets, financing costs on new debt in connection with the acquisition and related tax effects.

The unaudited pro forma financial information for the years ended December 31, 2012 and 2011 combines the historical results for NOW Inc. for the years ended December 31, 2012 and 2011 and the historical results for Wilson and CE Franklin for the years ended December 31, 2012 and 2011 (in millions):

	December 31,
	2012	2011
Total revenues	$4,613	$4,260

Net income	$164	$141

2011

The Company acquired all of the shares of Capital Valves Limited, a U.K.-based valve distributor to the energy industry, on February 23, 2011 for approximately $30 million. Of the purchase price, approximately $11 million was allocated to goodwill and $22 million to intangibles.

5. Inventories, net

Inventories consist of (in millions):

	December 31,
	2013	2012
Finished goods	$881	$1,047
Less: inventory reserves	(31)	(32)

Total	$850	$1,015

6. Property, Plant and Equipment

Property, plant and equipment consist of (in millions):

	Estimated	December 31,
	Useful Lives	2013	2012
Information technology equipment	1-7 Years	$44	$49
Land and buildings	5-35 Years	62	33
Operating equipment	3-15 Years	57	33

		163	115
Less: accumulated depreciation		(61)	(54)

Total		$102	$61

7. Accrued Liabilities

Accrued liabilities consist of (in millions):

	December 31,
	2013	2012
Compensation and other related expenses	$24	$30
Customer prepayments	18	41
Taxes (non income)	25	18
Other	32	24

Total	$99	$113

8. Employee Benefit Plans

We have benefit plans covering substantially all of our employees. Defined-contribution benefit plans cover most of the U.S. and Canadian employees, and benefits are based on years of service, a percentage of current earnings and matching of employee contributions. For the years ended December 31, 2013, 2012 and 2011, expenses for defined-contribution plans were $9 million, $6 million, and $4 million, respectively, and all funding is current. The Company sponsors one defined benefit plan in the UK which is frozen. This plan as of December 31, 2013 has a projected benefit obligation of $4 million and plan assets of $5 million. The net asset is presented within other assets on the combined balance sheets.

9. Commitments and Contingencies

We are involved in various other claims, regulatory agency audits and pending or threatened legal actions involving a variety of matters. At December 31, 2013, the Company recorded an immaterial amount for contingent liabilities representing all contingencies believed to be probable. The Company has also assessed the potential for additional losses above the amounts accrued as well as potential losses for matters that are not probable but are reasonably possible. The total potential loss on these matters cannot be determined; however, in our opinion, any ultimate liability, to the extent not otherwise recorded or accrued for, will not materially affect our financial position, cash flow or results of operations. To the extent a resolution is not negotiated as anticipated, we cannot predict the timing or effect that any resulting government actions may have on our financial position, cash flow or results of operations. These estimated liabilities are based on the Company’s assessment of the nature of these matters, their progress toward resolution, the advice of legal counsel and outside experts as well as management’s intention and experience.

Our business is affected both directly and indirectly by governmental laws and regulations relating to the oilfield service industry in general, as well as by environmental and safety regulations that specifically apply to our business. Although we have not incurred material costs in connection with our compliance with such laws, there can be no assurance that other developments, such as new environmental laws, regulations and enforcement policies hereunder may not result in additional, presently unquantifiable, costs or liabilities to us.

The Company leases certain facilities and equipment under operating leases that expire at various dates through 2023. These leases generally contain renewal options and require the lessee to pay maintenance, insurance, taxes and other operating expenses in addition to the minimum annual rentals. Rental expense related to operating leases approximated $70 million, $50 million, and $22 million in 2013, 2012 and 2011, respectively.

Future minimum lease commitments under noncancellable operating leases with initial or remaining terms of one year or more at December 31, 2013, are payable as follows (in millions):

2014	$62
2015	42
2016	29
2017	24
2018	21
Thereafter	52

Total future lease commitments	$230

10. Common Stock

NOV Stock Options

Stock option information summarized below includes amounts for the National Oilwell Varco Long-Term Incentive Plan related to those employees of NOW Inc. upon separation. NOV options outstanding at December 31, 2013 under the stock option plans have exercise prices between $14.11 and $84.58 per share, and expire at various dates from March 12, 2014 to February 16, 2023.

The following summarizes options activity:

	Years Ended December 31,
	2013		2012		2011
	Number	Average	Number	Average	Number	Average
	of	Exercise	of	Exercise	of	Exercise
	Shares	Price	Shares	Price	Shares	Price
Shares under option at beginning of year	482,992	$65.11	580,208	$51.87	597,583	$39.75
Granted	252,745	69.33	142,636	84.58	170,424	79.80
Exercised	(57,082)	72.85	(214,292)	81.54	(174,713)	78.20
Cancelled	(86,945)	72.48	(25,560)	74.32	(13,086)	59.70

Shares under option at end of year	591,710	$68.12	482,992	$65.11	580,208	$51.87

Exercisable at end of year	253,471	$60.34	187,091	$50.66	217,197	$43.11

The following summarizes information about stock options outstanding at December 31, 2013:

	Weighted-Avg Remaining Contractual Life	Options Outstanding		Options Exercisable
			Weighted-Avg		Weighted-Avg
Range of Exercise Price		Shares	Exercise Price	Shares	Exercise Price
$14.11—$45.00	5.16	112,647	$38.11	112,647	$38.11
$45.01—$70.00	8.60	250,334	68.78	26,750	64.16
$70.01—$84.58	7.65	228,729	82.19	114,074	81.39

Total	7.57	591,710	$68.12	253,471	$60.34

The weighted-average fair value of options granted during 2013, 2012 and 2011, was approximately $24.10, $30.01 and $29.52 per share, respectively, as determined using the Black-Scholes option-pricing model. The total intrinsic value of options exercised during 2013 and 2012, was $2 million and $8 million, respectively.

The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise activity. The use of the Black Scholes model requires the use of extensive actual employee exercise activity data and the use of a number of complex assumptions including expected volatility, risk-free interest rate, expected dividends and expected term.

	Years Ended December 31,
	2013	2012	2011
Valuation Assumptions:
Expected volatility	50.1%	51.7%	53.2%
Risk-free interest rate	0.9%	0.9%	2.1%
Expected dividends	$0.75	$0.57	$0.44
Expected term (in years)	3.4	3.2	3.1

NOV used the actual volatility for traded options for the past 10 years prior to option date as the expected volatility assumption required in the Black Scholes model.

The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of our employee stock options. The dividend yield assumption is based on the history and expectation of dividend payouts. The estimated expected term is based on actual employee exercise activity for the past ten years.

As stock-based compensation expense recognized in the Combined Statement of Income in 2013 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. ASC Topic 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience.

The following summary presents information regarding outstanding options at December 31, 2013 and changes during 2013 with regard to options under all stock option plans:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at December 31, 2012	482,992	$65.11
Granted	252,745	$69.33
Exercised	(57,082)	$72.48
Cancelled	(86,945)	$72.85
Outstanding at December 31, 2013	591,710	$68.12	7.57	$6,750,550

Vested or expected to vest	582,243	$68.12	7.57	$6,642,542

Exercisable at December 31, 2013	253,471	$60.34	6.09	$4,864,833

At December 31, 2013, total unrecognized compensation cost related to nonvested stock options was $5 million. This cost is expected to be recognized over a weighted-average period of two years. The total fair value of stock options vested in 2013, 2012 and 2011 was approximately $3 million, $4 million and $4 million, respectively. Cash used to settle equity instruments granted under all share-based payment arrangements for 2013, 2012 and 2011 was not material for any period.

NOV Restricted Shares

During the year ended December 31, 2013, NOV granted 51,654 shares of restricted stock and restricted stock units with a fair value of $69.33 per share. In addition, NOV granted performance share awards to senior management employees with potential payouts varying from zero to 11,236 shares with a fair value of $68.26. The restricted stock and restricted stock units were granted February 15, 2013 and vest on the third anniversary of the date of grant. The performance share awards were granted on March 22, 2013 and can be earned based on performance against established goals over a three-year performance period. The performance share awards are divided into two equal, independent parts that are subject to two separate performance metrics: 50% with a TSR (total shareholder return) goal (the “TSR Award”) and 50% with an internal ROC (return on capital) goal (the “ROC Award”).

Performance against the TSR goal is determined by comparing the performance of NOV’s TSR with the TSR performance of the members of the OSX index for the three year performance period. Performance against the ROC goal is determined by comparing the performance of NOV’s actual ROC performance average for each of the three years of the performance period against the ROC goal set by NOV’s Compensation Committee.

The following summary presents information regarding outstanding restricted shares:

	Years Ended December 31,
	2013		2012		2011
	Number of Units	Weighted- Average Grant Date Fair Value	Number of Units	Weighted- Average Grant Date Fair Value	Number of Units	Weighted- Average Grant Date Fair Value
Nonvested at beginning of year	82,480	$67.56	99,835	$44.21	107,475	$42.15
Granted	62,538	69.13	29,900	84.58	27,040	79.80
Vested	(20,900)	69.33	(25,650)	83.80	(32,100)	80.17
Cancelled	(21,430)	58.15	(21,605)	40.28	(2,580)	49.87

Nonvested at end of year	102,688	$73.73	82,480	$67.56	99,835	$44.21

The weighted-average grant date fair value of restricted stock awards and restricted stock units granted during the years ended 2013, 2012 and 2011 was $69.33, $84.58 and $79.80 per share, respectively. There were 20,900; 25,650 and 32,100 restricted stock awards that vested during 2013, 2012 and 2011, respectively. At December 31, 2013, there was approximately $8 million of unrecognized compensation cost related to nonvested restricted stock awards and restricted stock units, which is expected to be recognized over a weighted-average period of two years.

11. Income Taxes

Income taxes as presented are calculated on a separate tax return basis and may not be reflective of the results that would have occurred on a standalone basis. NOW Inc.’s operations have historically been included in NOV’s U.S. federal and state tax returns or non-U.S. jurisdictions tax returns.

With the exception of certain dedicated foreign entities, the Company does not maintain taxes payable to/from its parent and is deemed to settle the annual current tax balances immediately with the legal tax-paying entities in the respective jurisdictions. These settlements are reflected as changes in net parent company investment.

The Company determined the provision for income taxes using the asset and liability approach. Under this approach, deferred income taxes represent the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities.

Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. In assessing the need for a valuation allowance, the Company looked to the future reversal of existing taxable temporary differences, taxable income in carryback years, the feasibility of tax planning strategies and estimated future taxable income and determined a valuation allowance is not needed. The need for a valuation allowance can be affected by changes to tax laws, changes to statutory tax rates and changes to future taxable income estimates.

The Company recognizes tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the combined financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

The domestic and foreign components of income before income taxes were as follows (in millions):

	Years Ended December 31,
	2013	2012	2011
Domestic	$161	$115	$89
Foreign	61	50	39

	$222	$165	$128

The components of the provision for income taxes consisted of (in millions):

	Years Ended December 31,
	2013	2012	2011
Current:
Federal	$48	$46	$34
State	4	4	3
Foreign	20	14	17

Total current income tax provision	72	64	54

Deferred:
Federal	6	(4)	(5)
State	—	1	—
Foreign	(3)	(4)	(6)

Total deferred income tax provision	3	(7)	(11)

Total income tax provision	$75	$57	$43

The difference between the effective tax rate reflected in the provision for income taxes and the U.S. federal statutory rate was as follows (in millions):

	Years Ended December 31,
	2013	2012	2011
Federal income tax at U.S. statutory rate	$78	$58	$45
Foreign income tax rate differential	(5)	(5)	(3)
State income tax, net of federal benefit	3	2	2
Nondeductible expenses	2	1	1
Foreign dividends, net of foreign tax credits	(1)	1	(2)
Change in contingency reserve and other	(2)	—	—

Total income tax provision	$75	$57	$43

Significant components of our deferred tax assets and liabilities were as follows (in millions):

	December 31,
	2013	2012	2011
Deferred tax assets:
Allowances and operating liabilities	$31	$27	$16
Net operating loss carryforwards	1	—	—
Book over tax depreciation	2	1	1
Other	2	1	—

Total deferred tax assets	36	29	17

Deferred tax liabilities:
Tax over book depreciation	(2)	—	—
Intangible assets	(14)	(9)	(5)

Total deferred tax liabilities	(16)	(9)	(5)

Net deferred tax asset	$20	$20	$12

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in millions):

	2013	2012	2011
Unrecognized tax benefit at beginning of year	$2	$2	$2
Reductions for lapse of applicable statutes of limitations	(2)	—	—

Unrecognized tax benefit at end of year	$—	$2	$2

The Company does not anticipate that the total unrecognized tax benefits will significantly change due to the settlement of audits or the expiration of statutes of limitation within 12 months of this reporting date.

The Company is subject to taxation in the United States, various states and foreign jurisdictions. The Company has significant operations in the United States, Canada, the United Kingdom, Indonesia, and Norway. Tax years that remain subject to examination by major tax jurisdictions vary by legal entity, but are generally open in the U.S. for the tax years ending after 2007 and outside the U.S. for the tax years ending after 2006.

In the United States, the Company has no net operating loss carryforwards as of December 31, 2013.

Outside the United States, the Company has $1 million of net operating loss carryforwards as of December 31, 2013, most of which will carry forward indefinitely.

Also in the United States, the Company has $3 million of excess foreign tax credits as of December 31, 2013.

Undistributed earnings of certain of the Company’s foreign subsidiaries amounted to $87 million and $97 million at December 31, 2013 and 2012, respectively. Those earnings are considered to be permanently reinvested and no provision for U.S. federal and state income taxes has been made. Distribution of these earnings in the form of dividends or otherwise could result in U.S. federal taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable in various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practical; however, unrecognized foreign tax credit carryforwards would be available to reduce some portion of the U.S. liability.

Because of the number of tax jurisdictions in which the Company operates, its effective tax rate can fluctuate as operations and the local country tax rates fluctuate. The Company is also subject to audits by federal, state and foreign jurisdictions which may result in proposed assessments. The Company’s future tax provision will reflect any favorable or unfavorable adjustments to its estimated tax liabilities when resolved. The Company is unable to predict the outcome of these matters. However, the Company believes that none of these matters will have a material adverse effect on the results of operations or financial condition of the Company.

12. Business Segments and Primary End-Market

The Company’s operations consist of three reportable segments: United States, Canada and International.

United States

We have more than 200 locations in the U.S., which are geographically positioned to best serve the upstream, midstream and downstream energy and industrial markets. Our U.S. branch network was significantly expanded with the locations added through the Wilson acquisition, which has enabled us to broaden our customer base, leverage our inventory and purchasing power and enhance our position in the midstream and downstream energy and industrial markets.

Approximately 75% of our U.S. locations are Energy Branches. Our Energy Branches primarily serve the upstream and midstream sectors of the oil and gas industry with locations in every major land and offshore area of the country. Within our branch network, we have a team of sales and operations professionals trained in the products, applications and customer service required to support our customers as they drill, explore, produce, transport and refine oil and gas products. Our locations offer a comprehensive line of products, including line pipe, valves, fittings and flanges, OEM spare parts, mill supplies, tools, safety supplies, personal protective equipment and miscellaneous expendable items. We also have a team of technical professionals who provide expertise in applied products, and applications, such as artificial lift systems, coatings, electrical products, gas meter runs and valve actuation. The midstream segment is served through many of the same Energy Branches, including the locations added as part of the Wilson acquisition.

The balance of our U.S. locations are Supply Chain locations, which serve the upstream and downstream energy and industrial end markets and our customer on-site locations. Through our network of upstream and downstream and industrial facilities staffed by skilled personnel, we provide products primarily to refineries, chemical companies, utilities, manufacturers and engineering and construction companies in the areas of the country where these markets are situated. Our primary product offering for the upstream and downstream and industrial markets includes all grades of pipe, valves, fittings, mill supplies, tools and safety supplies. Additionally, our upstream and downstream and industrial branches offer safety equipment, repair and maintenance, and also provide planning, sourcing and expediting of orders throughout the lifecycle of large capital projects. Our Supply Chain locations serve many oil and gas operators and drilling contractors. Supply Chain customers outsource procurement functions to us, which brings our sizeable vendor network to their doorstep and enables them to benefit from on-site management of their warehouses, inventory, materials, projects, logistics and manufacturing tool cribs. Customers engage our Supply Chain solutions to improve their bottom lines and accelerate their time to market through the identification and implementation of measurable operational efficiencies. To achieve this, we partner with our customers to review their current operations, allowing us to make informed recommendations regarding the restructuring of processes and inventories. Our Supply Chain solutions result in long term partnerships because they are customized to each customers’ requirements, guided by a strategic framework, and are not easily replicated.

We also have extensive one-stop shop specialty operations in the U.S. that provide our customers a unique way to purchase artificial lift, valves and valve actuation, measurement and controls, fluid transfer and flow optimization, which enables them to better focus on their core business. In these businesses, we provide additional value to our customers through the design, assembly, fabrication and optimization of products and equipment essential to the safe and efficient production of oil and gas.

Canada

We have a network of over 70 branches in the Canadian oilfield, predominantly in the oil rich provinces of Alberta and Saskatchewan in Western Canada. Our Canada segment primarily serves the energy exploration, production and drilling business, offering customers the same products and value-added solutions that we perform in the U.S. In Canada, we also provide training and supervise the installation of fiberglass pipe, supported by substantial inventory on the ground to serve our customers.

International

We operate in over 20 countries and serve the needs of our international customers from more than 30 locations outside of the U.S. and Canada, all of which are strategically located in major oil and gas development areas. Our approach in these markets is similar to our approach in the U.S., as our customers look to us to provide inventory and support closer to their drilling and exploration activities. Our long legacy of operating in many international regions, combined with significant recent expansion into several new key markets, provides a significant competitive advantage as few of our competitors have a presence in all of these markets.

Business Segments:

	United States	Canada	International	Total
December 31, 2013
Revenues	$2,863	$773	$660	$4,296
Operating profit	134	47	43	224
Depreciation and amortization	11	3	3	17
Long-lived assets	86	13	3	102
Goodwill	202	109	22	333
Total assets	1,582	411	190	2,183
December 31, 2012
Revenues	$2,257	$591	$566	$3,414
Operating profit	94	37	37	168
Depreciation and amortization	7	2	3	12
Long-lived assets	40	16	5	61
Goodwill	204	117	22	343
Total assets	1,603	549	221	2,373
December 31, 2011
Revenues	$917	$305	$419	$1,641
Operating profit	73	30	25	128
Depreciation and amortization	3	—	3	6
Long-lived assets	10	4	5	19
Goodwill	21	14	17	52
Total assets	577	146	106	829

Primary End-Market:

The following table presents combined revenues by primary end-market (in millions):

	Years Ended December 31,
	2013	2012	2011
Energy Branches	$3,581	$2,961	$1,641
Supply Chain	715	453	—

Total	$4,296	$3,414	$1,641

Our Energy Branches are the legacy brick and mortar supply store operations that provide products to multiple upstream and midstream customers from a single location. These branches serve repeat customers, across a variety of pricing models. Our Supply Chain group targets a broader customer segment to include downstream, upstream, industrial and manufacturing, in which our customers are generally contractually committed to source from us under a single business model that includes a fixed pricing structure. We are typically integrated into our customers’ facilities; have on-site NOW Inc. branches and inventory committed to a specific customer; perform duties otherwise managed by our customers; manage third party materials on behalf of our customers; employ vending machines and/or tool cribs to store and dispense materials on-demand; and have a much greater component of technology to enable e-commerce and key performance indicators to be measured and reported specifically to each customer. While Energy Branches and Supply Chain serve different markets, in some cases customers require the similar products resulting in some overlap of products carried and sold.

The following table presents a comparison of the approximate sales mix in the principal product categories (in millions):

	Years Ended December 31,
	2013	2012	2011
Product Category
Drilling and production	$987	$860	$623
Pipe	845	621	148
Valves	839	569	197
Fittings and flanges	664	522	197
Mill tool, MRO, safety and other	961	842	476

Total	$4,296	$3,414	$1,641

The change in product categories is primarily due to the 2012 acquisitions of Wilson and CE Franklin.

SCHEDULE II

NOW Inc.

VALUATION AND QUALIFYING ACCOUNTS

Years Ended December 31, 2013, 2012 and 2013

	Balance beginning of year	Additions (Deductions) charged to costs and expenses	Charge off’s and other	Balance end of year
Allowance for doubtful accounts:
2013	$15	$9	$(2)	$22
2012	6	14	(5)	15
2011	7	2	(3)	6
Allowance for excess and obsolete inventories:
2013	$32	$5	$(6)	$31
2012	22	16	(6)	32
2011	22	5	(5)	22

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Shareholders

NOW Inc.

In our opinion, the accompanying combined balance sheet and the related combined statements of income and cash flows, present fairly, in all material respects, the financial position of Wilson Distribution (the “Company”) at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion. The balance sheet of the Company as of December 31, 2010 was audited by other auditors whose report dated January 2, 2012 expressed an unqualified opinion.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

March 8, 2012

INDEPENDENT AUDITORS REPORT

To the Board of Directors and Shareholders

National Oilwell Varco, Inc.

We have audited the accompanying combined statements of income and cash flows of Wilson Distribution (“the Company”) for the five month period ended May 31, 2012, and the related notes to the combined financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined results of the Company’s operations and cash flows for the five month period ended May 31, 2012 in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Houston, Texas

February 26, 2014

WILSON DISTRIBUTION

COMBINED BALANCE SHEET

(In millions)

December 31,
2011
Assets
Current assets
Cash and cash equivalents	$5
Receivables less allowance for doubtful accounts ($1.7 million)	240
Inventories	478
Deferred taxes	13
Other current assets	3

739
Fixed assets less accumulated depreciation	20
Goodwill	73
Intangible assets	28
Other current assets	1

$861

Liabilities and Owner’s Investment
Current liabilities
Accounts payable and accrued liabilities	$222
Estimated liability for taxes on income	44

266
Deferred taxes	11
Other liabilities	15

292
Schlumberger investment in Wilson	569

$861

The accompanying notes are an integral part of these statements.

WILSON DISTRIBUTION

COMBINED STATEMENTS OF INCOME

(In millions)

	Period Ended May 31,	Year Ended December 31,
	2012	2011
Revenue	$1,061	$2,066

Expenses
Cost of goods sold	891	1,746
Selling, general and administrative	122	233
Depreciation and amortization	2	4
Retention bonuses	—	2
Stock-based compensation	—	1

Income before taxes	46	80
Taxes on income	16	30

Net income	30	$50
Noncontrolling interest	4	—

Net income attributable to Wilson	$26	$50

The accompanying notes are an integral part of these statements.

WILSON DISTRIBUTION

COMBINED STATEMENTS OF CASH FLOWS

(In millions)

	Period Ended May 31,	Year Ended December 31,
	2012	2011
Cash flows from operating activities
Net income	$30	$50
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2	5
Deferred income taxes	1	3
Other	—	2
Change in operating assets and liabilities:
Receivables	(43)	(23)
Inventories	(11)	(115)
Accounts payable and accrued liabilities	17	61
Income taxes payable	(44)	11
Other assets/liabilities, net	1	(11)

Net cash used in operating activities	(47)	(17)

Cash flows from investing activities
Capital expenditures	—	(5)

Net cash used in investing activities	—	(5)

Cash flows from financing activities
Net transactions with Schlumberger	77	24

Net cash provided by financing activities	77	24

Net increase in cash and cash equivalents	30	2
Cash and cash equivalents, beginning of period	5	3

Cash and cash equivalents, end of period	$35	$5

The accompanying notes are an integral part of these statements.

Notes to Combined Financial Statements

1. Business Description

Wilson Distribution (“Wilson”) is an industry leading provider of pipes, valves, and fittings; mill, tool and safety products . Wilson offers a diverse range of products to the upstream, midstream and downstream energy segments and other industries through its distribution network of over 200 locations.

Wilson became a wholly owned subsidiary of Schlumberger Limited (“Schlumberger”) on August 27, 2010, when Schlumberger acquired all of the outstanding shares of Smith International, Inc. Under the terms of the transaction, Smith International, Inc. became a wholly owned subsidiary of Schlumberger. On May 31, 2012, all the outstanding shares of Wilson were acquired by National Oilwell Varco, Inc.

2. Summary of Accounting Policies

The Combined Financial Statements of Wilson and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of Combination

The accompanying Combined Financial Statements includes the accounts of Wilson International, Inc. and Wilson Distribution Holding B. V. All intercompany transactions between the Wilson companies have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. On an on-going basis, Wilson evaluates its estimates, including those related to collectability of accounts receivable; valuation of inventories; recoverability of goodwill and intangible assets and contingencies. Wilson bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

Wilson recognizes revenue based upon purchase order, contracts or· other persuasive evidence of an arrangement with the customer that include fixed or determinable prices provided that collectability is reasonably assured. Revenue is recognized for products upon delivery, when the customer assumes the risk and rewards of ownership.

Cash and Cash Equivalents

Wilson considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

Translation of Non-United States Currencies

The functional currency of Wilson is primarily the U.S. dollar. Assets and liabilities recorded in currencies other than U.S. dollars, which are not significant, are translated at period end exchange rates.

Inventories

Inventories, which consist entirely of finished goods, are stated at average cost or at market, whichever is lower.

Fixed Assets and Depreciation

Fixed assets are stated at cost less accumulated depreciation, which is provided for by charges to income over the estimated useful lives of the assets using the straight-line method. Expenditures for replacements and improvements are capitalized. Maintenance and repairs are charged to operating expenses as incurred. Upon sale or other disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the balance sheet and the net amount, less proceeds from disposal, is charged or credited to income.

Goodwill, Other Intangibles and Long-lived Assets

Wilson records the excess of purchase price over the fair value of the tangible and identifiable intangible assets acquired as goodwill. Goodwill is tested for impairment annually as well as when an event or change in circumstance indicates an impairment may have occurred. Wilson performed a qualitative assessment for purposes of its annual goodwill impairment test and determined that it is more likely than not that the fair value of Wilson was greater than its carrying amount. Accordingly, no further testing was required.

Long-lived assets, including fixed assets and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In reviewing for impairment, the carrying value of such assets is compared to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. If such cash flows are not sufficient to support the asset’s recorded value, an impairment charge is recognized to reduce the carrying value of the long-lived asset to its estimated fair value. The determinations of future cash flows as well as the estimated fair value of long-lived assets involve significant estimates on the part of management. If there is a material change in economic conditions or other circumstances influencing the estimate of future cash flows or fair value, Wilson could be required to recognize impairment charges in the future.

In connection with Schlumberger’s acquisition of Smith International, Inc., approximately $73 million of goodwill and $30 million of intangible assets were allocated to Wilson.

Taxes on Income

Wilson computes taxes on income in accordance with the tax rules and regulations where the income is earned. Taxable income may differ from pretax income for financial accounting purposes. To the extent that differences are due to revenue or expense items reported in one period for tax purposes and in another period for financial accounting purposes, an appropriate provision for deferred income taxes is made. Any effects of changes in income tax rates or tax laws are included in the provision for income taxes in the period of enactment. When it is more likely than not that a portion or all of the deferred tax asset will not be realized in the future, Wilson provides a corresponding valuation allowance against deferred tax assets.

Wilson International, Inc. is included in the consolidated U.S. federal income tax return of Schlumberger’s U.S. subsidiary. Schlumberger’s policy for intercompany allocation of U.S. federal income taxes provides that Wilson compute the provision for U.S. federal income taxes on a separate company basis. Schlumberger’s U.S. federal tax returns for the years from 2005 to 2011 are either currently under audit or remain open and subject to examination by the tax authorities.

Schlumberger’s tax filings are subject to regular audit by the tax authorities. These audits may result in assessments for additional taxes which are resolved with the authorities or, potentially, through the courts. Wilson recognizes the impact of a tax position in its financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. Tax liabilities are recorded based on estimates of additional taxes which will be due upon the conclusion of these audits. Estimates of these tax liabilities are made based upon prior experience and are updated in light of changes in facts and circumstances. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of audits may result in liabilities which could be materially different from these estimates. In such an event, Wilson will record additional tax expense or tax benefit in the year in which such resolution occurs.

Concentration of Credit Risk

Wilson’s assets that are exposed to concentrations of credit risk consist primarily of receivables from customers. Such receivables are derived from many customers and Wilson maintains an allowance for uncollectible accounts receivable based on expected collectability and performs ongoing credit evaluations of its customers’ financial condition.

The majority of Wilson’s revenues are generated from customers in the energy sector, which includes major multinational and independent oil companies, pipeline companies and contract drilling companies. One customer represented approximately 18% Wilson’s revenue during 2011. Approximately 95% of Wilson’s revenue during 2011 was derived in the United States.

3. Fixed Assets

A summary of fixed assets follows (in millions):

December 31,
2011
Land	$4
Buildings & improvements	18
Machinery & equipment	36

58
Less accumulated depreciation	(38)

$20

The estimated useful lives generally range from 20 to 40 years for buildings and 3 to 10 years for machinery and equipment. Leasehold improvements are amortized over the lives of the leases or the estimated useful lives of the improvements, whichever is shorter.

Depreciation expense relating to fixed assets was $1.6 million for the period ended May 31, 2012 and $3.3 million for the year ended December 31, 2011.

4. Intangible Assets

Intangible assets consist of tradenames and trademarks and are being amortized over 25 years. At December 31, the gross book value arid accumulated amortization of intangible assets were as follows (in millions):

December 31,
2011
Gross book value	$30
Less accumulated depreciation	(2)

$28

Amortization expense was $0.5 million for the period ended May 31, 2012 and $1.2 million for the year ended December 31, 2011 and is estimated to be $1.2 million for each of the next five years.

5. Income Taxes

The components of income tax expense for the year ended December 31, 2011 was as follows (in millions):

	Period Ended May 31, 2012	Year Ended December 31, 2011
Current
United States—Federal	$12	$23
United States—State	1	2
Outside United States	2	2

	15	27
Deferred
United States—Federal	1	3

	$16	$30

A reconciliation of the United States statutory federal tax rate (35%) to the combined effective tax rate for the year ended December 31, 2011 is:
	Period Ended May 31, 2012	Year Ended December 31, 2011
U.S. statutory federal rate	35%	35%
U.S. state income taxes	2%	2%
Other	(2)%	1%

Effective income tax rate	35%	38%

The components of net deferred tax assets (liabilities) were as follows (in millions):
		December 31, 2011
Inventory		$8
Accounts receivable		1
Employee benefits		2
Intangible assets		(11)
Other, net		2

		$2

6. Leases and Lease Commitments

Total rent expense was approximately $7 million for the period ended May 31, 2012 and $17 million for the year ended December 31, 2011. Future minimum rental commitments under noncancelable leases for each of the next five years are as follows (in millions):

2012		$12
2013		9
2014		7
2015		7
2016		4
Thereafter		3

		$42

7. Contingencies

Wilson is party to various legal proceedings from time to time. A liability is accrued when a loss is both probable and can be reasonably estimated. Management believes that the probability of a material loss is remote. However, litigation is inherently uncertain and it is not possible to predict the ultimate disposition of these proceedings.

8. Pension and Other Benefit Plans

Wilson sponsors a defined benefit pension plan covering certain employees in the United States. Future benefit accruals and the addition of new participants were frozen in 2003 and prior. The expense relating to this plan for the five months ended May 31, 2012 and the year ended December 31, 2011 was not significant.

December 31,
2011
Projected benefit obligation	$7
Fair value of plan assets	5

Unfunded liability	$2

The projected benefit obligation at May 31, 2012 and December 31, 2011 was determined based on a discount rate of 3.50%.

The weighted-average allocation of the plan assets by asset category are as follows:

December 31,
2011
Equity securities	39%
Debt securities	54%
Other investments	7%

100%

The expected benefits to be paid under the pension plan are as follows (in millions):

2012	$2.0
2013	0.1
2014	0.4
2015	0.1
2016	0.6
2017—2021	2.9

Wilson maintains the Wilson 401(k) Retirement Plan under which participating employees may voluntarily contribute a percentage of their compensation, as defined. Wilson makes matching contributions to each participant’s account up to 6 percent of qualified compensation. In addition, discretionary profit-sharing contributions may be provided based upon Wilson’s financial performance to participants who are employed by Wilson on December 31.

Wilson recognized expense totaling approximately $2 million and $6 million related to company contributions to the plan during the five months ended May 31, 2012 and the year ended December 31, 2011, respectively.

9. Stock Compensation Plans

Stock Options

Key employees are granted stock options under Schlumberger Limited stock option plans. For all of the stock options granted, the exercise price of each option equals the average of the high and low sales prices of Schlumberger Limited stock on the date of the grant; an option’s maximum term is generally ten years, and options vest in increments over five years.

The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions and resulting weighted-average assumptions and resulting weighted-average fair value per share:

Dividend yield	1.2%
Expected volatility	37%
Risk free interest rates	2.7%
Expected option life	7.0 years
Weighted-average fair value per share	$31.50

Under the plans, employees of Wilson were granted stock options of 59,500 shares of Schlumberger Limited stock in 2011.

Discounted Stock Purchase Plan

Under the terms of the Schlumberger Limited discounted stock purchase plan (“DSPP”), employees can choose to have a portion of their earnings withheld, subject to certain restrictions, to purchase Schlumberger Limited common stock. The purchase price of the stock is 92.5% of the lower of the stock price at the beginning or end of the plan period at six-month intervals. Under the plan, Schlumberger Limited sold 11,380 shares to Wilson employees in 2011.

The fair value of the employees’ purchase rights under the DSPP was estimated using the Black-Scholes model with the following assumptions and resulting weighted average fair value per share:

Dividend yield	1.2%
Expected volatility	28%
Risk free interest rates	0.2%
Weighted-average fair value per share	$12.80

Total Stock-Based Compensation Expense

The following summarizes stock-based compensation expense recognized in income (in millions):

	Period Ended	Year Ended
	May 31,	December 31,
	2012	2011
Stock options	$0.2	$0.4
DSPP	—	0.1

Total stock-based compensation expense	$0.2	$0.5

As of December 31, 2011, there was $1.7 million of total unrecognized compensation cost related to nonvested stock options. Approximately $0.4 million is expected to be recognized in each of 2012, 2013, 2014 and 2015 and $0.1 million in 2016.

10. Related Party Transactions

Working capital and other financing needs for Wilson are funded by Schlumberger. As of May 31, 2012 and December 31, 2011, the cumulative advances from Schlumberger was approximately $228 million and $230 million, respectively. These amounts are reflected as a component of equity on the accompanying Combined Balance Sheet.

The following is an analysis of the movement of the Schlumberger investment in Wilson (in millions):

Balance at January 1, 2011	$495
Net income	50
Net transactions with Schlumberger	24

Balance at December 31, 2011	$569

Net income	13
Net transactions with Schlumberger	(2)

Balance at May 31, 2012	$580

Sales to Schlumberger and its subsidiaries were approximately $58 million during 2011. Included in the accompanying combined balance sheet within accounts receivable are $14 million of net receivables from Schlumberger at December 31, 2011. Sales to Schlumberger and its subsidiaries were approximately $32 million during period ending May 31, 2012. Included in the accompanying combined balance sheet within accounts receivable are $26 million of net receivables from Schlumberger at May 31, 2012.

Selling, general and administrative includes charges from Schlumberger of approximately $18 million in 2011. These charges primarily relate to certain support services performed by employees of Schlumberger to Wilson.

In connection with Schlumberger’s acquisition of Smith International, Inc., retention bonuses of $2.8 million were paid to Wilson employees during 2011, of which approximately $1.7 million of this was recognized as expense during 2011. Such amount is included within Retention bonuses in the Combined Statement of Income. In connection with Schlumberger’s planned sale of Wilson, retention bonuses of $4 million were paid to employees during period ended May 31, 2012.

Investment in CE Franklin

On February 1, 2012, Smith International, Inc. contributed its approximately 56% equity interest in CE Franklin Ltd, a publicly owned Canadian distribution company, to Wilson. On May 31, 2012, Wilson contributed the entire 56% equity interest back to Smith International, Inc. The results of operations during the five month period ended May 31, 2012 reflect the consolidation of these operations into Wilson for the period under which Wilson had a majority ownership of CE Franklin.